
FAIRBORNE
ENERGY TRUST


07028433

October 16, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Fairborne Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34863

Dear Sirs/Mesdames:

On behalf of ourselves, Fairborne Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), please note that the Trust's exemption number is 082-34863.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Aaron G. Grandberg

CFO

AGG
Enclosure

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

SCHEDULE A



PROCESSING
2007
SECTION

1. National Instrument 62-103, dated November 30, 2006
2. News release, dated December 15, 2006
3. News release, dated January 15, 2007
4. National Instrument 62-103, dated January 31, 2007
5. News release, dated February 13, 2007
6. News release, dated February 16, 2007
7. Notice of meeting, dated March 8, 2007
8. News release, dated March 12, 2007
9. News release, dated March 15, 2007
10. Material change report, dated March 11, 2007
11. Material document – arrangement agreement, dated March 11, 2007
12. Form 13-502, year end date December 31, 2006
13. Annual Report for 2006 including:
    a. Management's Discussion and Analysis for the year ended December 31, 2006 and
    b. Year end financial statements for the year ended December 31, 2006
14. Certification of the CFO for the year ended December 31, 2006
15. Certification of the CEO for the year ended December 31, 2006
16. Annual Information Form for the year ended December 31, 2006
17. News release, dated March 28, 2007
18. News release, dated April 16, 2007
19. Form of proxy for AGM to be held on May 25, 2007
20. Voting Direction for AGM to be held on May 25, 2007
21. Notice of Annual General Meeting, dated April 25, 2007
22. Management Information Circular, dated April 25, 2007
23. Certification of the CFO for the period ended March 31, 2007
24. Certification of the CEO for the period ended March 31, 2007
25. 2007 First Quarter Interim Report & News release, dated May 9, 2007 including:
    a. Management's Discussion and Analysis for the period ended March 31, 2007 and
    b. Interim financial statements for the three months ended March 31, 2007
26. News release, dated May 15, 2007
27. Report of Voting Results, dated May 28, 2007
28. News release, dated May 30, 2007
29. News release, dated June 4, 2007
30. National Instrument 62-103, dated May 31, 2007
31. Material change report, dated June 4, 2007
32. News release, dated June 15, 2007
33. Business acquisition report, dated July 10, 2007
34. News release, dated July 16, 2007
35. Certification of the CFO for the period ended June 30, 2007
36. Certification of the CEO for the period ended June 30, 2007
37. 2007 Second Quarter Interim Report & News release, dated August 10, 2007 including:
    a. Management's Discussion and Analysis for the three and six months ended June 30, 2007 and
    b. Interim financial statements for the three and six months ended June 30, 2007
38. News release, dated August 15, 2007
39. News release, dated September 17, 2007
40. News release, dated October 15, 2007

4834-3986-8929\1 10/16/2007 4:09 PM

FAIRBORNE ENERGY TRUST

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4


PROCESSING
2007
SECTION

Report for the period ending November 30, 2006.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 1,296,900 units of Fairborne Energy Trust (the "Reporting Issuer"). For the period since the last report Acuity acquired 1,296,900 units of the Reporting Issuer, representing 2.62% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

6,224,900 units of the Reporting Issuer representing 13.06% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

6,224,900 units of the Reporting Issuer representing 13.06% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

C:\Documents and Settings\jreynar\Local Settings\Temporary Internet Files\OLK42\November 30 2006Fairborne.DOC

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.13 CASH DISTRIBUTION FOR JANUARY 15, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

December 15, 2006
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of December 2006. The distribution will be paid on January 15, 2007 to Unitholders of record on December 31, 2006. The ex-distribution date is December 28, 2006.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.15773 to 1.17375. This increase will be effective on December 15, 2006.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	November 30, 2006
Opening Exchange Ratio:	1.15773
Fairborne Energy Trust Distribution per Unit:	$0.13
Fiveday Weighted Average Trading Price of FEL.UN (prior to the end of November):	$9.39
Increase in Exchange Ratio (**):	0.01602
Effective Date of the Increase in Exchange Ratio:	December 15, 2006
Exchange Ratio as of the Effective Date:	1.17375

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 2907759 Fax:(403) 2907724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel:(403) 2903217 Fax:(403) 2907724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the

preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.13 CASH DISTRIBUTION FOR FEBRUARY 15, 2007 PAYMENT DATE, EXCHANGEABLE SHARE RATIO INCREASE AND UPDATES ITS 2007 HEDGING POSITION

January 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of January 2007. The distribution will be paid on February 15, 2007 to Unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.17375 to 1.18895. This increase will be effective on January 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	December 31, 2006
Opening Exchange Ratio:	1.17375
Fairborne Energy Trust Distribution per Unit:	$0.13
Fiveday Weighted Average Trading Price of FEL.UN (prior to the end of December):	$10.04
Increase in Exchange Ratio (**):	0.01520
Effective Date of the Increase in Exchange Ratio:	January 15, 2007
Exchange Ratio as of the Effective Date:	1.18895

Fairborne is pleased to provide an update to its 2007 risk management strategy. The objective of the strategy is to assist in managing cash flows and to support capital programs and distributions. Fairborne presently has 46% of its first quarter natural gas volumes and 40% of its second quarter natural gas volumes hedged at $9.73 and $7.85/MCF CDN respectively. With respect to crude oil, 41% of first quarter volumes and 47% of second quarter volumes are hedged at $64.22 and $66.75 US/BBL respectively.

Overall for 2007 Fairborne has 27% of its natural gas volumes hedged at $8.91/MCF CDN and 34% of its crude oil hedged at $67.37 US/BBL.

The following table summarizes our natural gas and crude oil hedging for 2007:

	Q1	Q2	Q3	Q4	2007
Natural Gas	46%	40%	10%	13%	27%
CDN/MCF	$9.73	$7.85	$8.99	$9.20	$8.91
Crude	41%	47%	24%	24%	34.1%
US/BBL	$64.22	$66.75	$70.68	$70.98	$67.37

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 2907759 Fax:(403) 2907724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel:(403) 2903217 Fax:(403) 2907724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending January 31, 2007.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 1,057,000 units of Fairborne Energy Trust (the "Reporting Issuer"). For the period since the last report Acuity acquired 1,057,000 units of the Reporting Issuer, representing 2.21% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

7,281,900 units of the Reporting Issuer representing 15.27% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

7,281,900 units of the Reporting Issuer representing 15.27% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

C:\Documents and Settings\jreynar\Local Settings\Temporary Internet Files\OLK42\January 31 2007Fairborne.DOC

PRESS RELEASE
FAIRBORNE ENERGY TRUST ANNOUNCES 2006 CANADIAN AND U.S. TAX INFORMATION

February 13, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) announces the 2006 tax treatment on distributions declared in 2006 for unitholders in Canada and the United States.

Canadian Individual Unitholders

The following information is provided to assist individual Canadian unitholders of Fairborne Energy Trust ("Fairborne") in the preparation of their 2006 Income Tax Return and is not to be considered tax advice to any particular individual, but rather general information.

For the 2006 taxation year, the treatment of distributions is 100% return on capital (taxable income) and a 0% return of capital (tax deferred) for Canadian unitholders.

For the purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31, 2007 in accordance with the regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust's transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. Should Fairborne have a tax deferred, or return of capital, component of distributions, this component will reduce the unitholder's adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2006 income tax return.

Payment Date	Record Date	Total Distribution	Tax Deferred Amount	Taxable Amount (Income)
February 15, 2006	January 31, 2006	0.13000	0.00000	0.13000
March 15, 2006	February 28, 2006	0.13000	0.00000	0.13000
April 18, 2006	March 31, 2006	0.13000	0.00000	0.13000
May 15, 2006	April 30, 2006	0.13000	0.00000	0.13000
June 15, 2006	May 31, 2006	0.13000	0.00000	0.13000
July 17, 2006	June 30, 2006	0.13000	0.00000	0.13000
August 15, 2006	July 31, 2006	0.13000	0.00000	0.13000
September 15, 2006	August 31, 2006	0.13000	0.00000	0.13000
October 16, 2006	September 30, 2006	0.13000	0.00000	0.13000
November 15, 2006	October 31, 2006	0.13000	0.00000	0.13000
December 15, 2006	November 30, 2006	0.13000	0.00000	0.13000
January 15, 2007	December 31, 2006	0.13000	0.00000	0.13000
		1.56000	0.00000	1.56000

U.S Income Tax Information

The following information is provided to assist individual U.S. unitholders of Fairborne in reporting distributions received from Fairborne during 2006 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of Fairborne trust units. Holders or potential holders of Fairborne trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Fairborne trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, Fairborne believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders more likely than not would be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2006 that are considered dividends for U.S. federal income tax purposes more likely than not would qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Fairborne has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters .

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. individual unitholders, 0% should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 100% should be reported as "qualified dividends".

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the Form 1040 Instruction Booklet for 2006 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a on Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Beginning 2005 the return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held in a cash account, we believe the full amount of all withholding tax should be creditable for U.S. tax purposes, subject to numerous limitations, in the year in which the taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2006 should be determined from your own records and is not available from Fairborne. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in Fairborne's units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who hold their Fairborne trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. Fairborne is not required to furnish such unitholders with Form 1099-DIV. Information on the Form 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Fairborne trust units are held within a qualified retirement plan.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.13 CASH DISTRIBUTION FOR MARCH 15, 2007 PAYMENT DATE, EXCHANGEABLE SHARE RATIO INCREASE AND UPDATES ITS 2007 HEDGING POSITION

February 16, 2007
Calgary, Alberta

Fairborne Energy Trust ("Fairborne") (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of February 2007. The distribution will be paid on March 15, 2007 to Unitholders of record on February 28, 2007. The ex-distribution date is February 26, 2007.

Fairborne today announced the increase to the Exchange Ratio of the exchangeable shares of Fairborne Energy Ltd. from 1.18895 to 1.20495. This increase will be effective on February 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Distribution:	January 31, 2007
Opening Exchange Ratio:	1.18895
Distribution per Unit:	$0.13
Five day Weighted Average Trading Price of FEL.UN (prior to the end of January):	$9.66
Increase in Exchange Ratio (**):	0.01600
Effective Date of the Increase in Exchange Ratio:	February 15, 2007
Exchange Ratio as of the Effective Date:	1.20495

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. Holders of exchangeable shares can exchange all or a portion of their holdings into trust units of Fairborne at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

Fairborne is pleased to provide an update to its 2007 risk management strategy. The objective of the strategy is to assist in managing cash flows and to support capital programs and distributions. Fairborne presently has 46% of its first quarter anticipated natural gas production and 53% of its second quarter anticipated natural gas production hedged at minimum average floor prices of $9.73 and $7.94/MCF CDN respectively. With respect to crude oil, 41% of anticipated first quarter production and 47% of second quarter anticipated production are hedged at minimum average floor prices of $64.22 and $66.75/BBL US respectively.

Overall for 2007 Fairborne has 36% of its anticipated natural gas production hedged at a minimum average floor price of $8.78/MCF CDN and 34% of its anticipated crude oil production hedged at a minimum average floor price of $67.37/BBL US.

The following table summarizes Fairborne's current natural gas and crude oil hedging for 2007:

	Q1	Q2	Q3	Q4	2007
GAS % Hedged	46%	53%	22%	23%	36%
Minimum AVG Price $/MCF CDN	$9.73	$7.94	$8.54	$9.03	$8.78
Crude % Hedged	41%	47%	24%	24%	34%
Minimum AVG Price $ /BBL US	$64.22	$66.75	$70.68	$70.98	$67.37

The targeted 2007 payout ratio (excluding exchangeable shares) related to the above pricing and $0.13 per month in distributions is in the 60% - 65% range with the all in payout ratio (excluding exchangeable

shares) of capital expenditures plus distributions as a percentage of cash flow is targeted to be between 100% - 110%.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne and targeted payout ratio. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, cost of services, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 MCF to 1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

Computershare

SEDAR PROFILE # 22279

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 8, 2007

To: All Canadian Securities regulatory authorities

Subject: Fairborne Energy Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Annual General and Special
2.	Security Description of Voting Issue :	Trust Units and Exchangeable Shares
3.	CUSIP Number :	303628101 and 303626204
	ISIN :	CA3036281010 and CA3036262044
4.	Record Date for Notice of Meeting :	April 5, 2007
	Record Date for Voting :	April 5, 2007
5.	Meeting Date :	May 25, 2007
6.	Meeting Location :	Calgary, AB

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Fairborne Energy Trust


FAIRBORNE
ENERGY TRUST


FAIRQUEST
ENERGY LIMITED

PRESS RELEASE

FAIRBORNE ENERGY TRUST AND FAIRQUEST ENERGY LIMITED JOINTLY ANNOUNCE A BUSINESS COMBINATION AND FAIRBORNE ENERGY TRUST ANNOUNCES A CHANGE IN DISTRIBUTION POLICY

March 12, 2007. CALGARY, ALBERTA. Fairborne Energy Trust ("Fairborne" or the "Trust") (TSX: FEL.UN) and Fairquest Energy Limited ("Fairquest") (TSX: FQE) are pleased to jointly announce that they have entered into an arrangement agreement in connection with a transaction (the "Transaction") pursuant to which the Trust will acquire, subject to certain conditions, by way of plan of arrangement (the "Arrangement"), all of Fairquest's issued and outstanding common shares on the basis of 0.39 Trust Units of Fairborne ("Trust Units") for each Fairquest common share. The combined entity will have a pro forma fully diluted market capitalization and enterprise value of approximately $677 million and $932 million, respectively, total proved plus probable reserves of 49.4 million barrels of oil equivalent ("BOE"), current estimated production of 13,200 BOE per day ("BOE/d"), and over 400 development drilling locations with approximately 240,000 net acres of undeveloped land and $445 million of tax pools .

Fairborne's strategy since inception has been and will continue to be focused on operating under a sustainable business model. Pursuant to this model, cash flow of the Trust is used to effectively develop internally generated drilling opportunities to maintain production and to fund monthly distributions to unitholders. The Trust will prudently manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. Consistent with this strategy, to fully exploit the expanded drilling opportunities resulting from the acquisition of Fairquest and based on the current outlook for commodity prices, Fairborne has determined to revise its monthly distribution from $0.13 per unit to $0.09 per unit, effective for the March 2007 distribution to be paid in April 2007. Fairborne's revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% based on projected 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%.

PLAN OF ARRANGEMENT

Under the terms of the Transaction, each issued and outstanding common share of Fairquest will be exchanged for 0.39 Trust Units. Based on Fairborne's March 9, 2007 closing price of $9.61 per Trust Unit, the consideration to be paid in Trust Units is approximately $3.75 per common share of Fairquest, representing a premium of approximately 19% over the March 9, 2007 closing price of $3.15 per Fairquest share. Based on this exchange ratio, Fairborne will issue approximately 15.9 million Trust Units for total equity consideration of approximately $152 million. In addition, Fairborne will assume approximately $45 million of net debt at closing. The Arrangement requires the requisite approval of Fairquest shareholders along with customary regulatory, court and other approvals. An information circular outlining the Arrangement will be mailed to Fairquest shareholders in connection with the shareholder's meeting relating to such approvals to be held in late May 2007 with a closing scheduled for early June 2007.

COMBINATION RATIONALE

Strategically, the combination further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The Transaction maintains Fairborne's focused production base, simplifies its operating structure, and consolidates its working interest in its major growth properties. In addition, with over 400 identified drilling prospects, Fairborne's portfolio of organic

growth opportunities is enhanced. The combined entity will also benefit from greater scale and diversification, allowing for the more efficient allocation of its capital program and enhanced flexibility to pursue acquisitions and other growth prospects.

As part of the Trust conversion completed in June 2005, Fairborne entered into a farm-out arrangement and technical services agreement with Fairquest to drill exploration wells on Fairborne's undeveloped land. In the 21 months since the farm-out agreement was entered into, Fairquest has drilled 23 of the 25 wells committed with a 91% success rate. Fairquest is currently drilling two wells under the farm-out agreement and this will fulfill its obligations prior to completion of the Arrangement.

"The farm-out arrangement from Fairborne to Fairquest proved beneficial to both companies and led to the successful delineation of significant new reserves and production mainly in the Columbia/Harlech area," commented Steve VanSickle, President & CEO of Fairborne. "Numerous future development locations have been defined as a result of this success. With the high overlap of our properties and our current knowledge and understanding of this area, Fairquest provides an attractive and strategic acquisition for Fairborne."

Following completion of the Arrangement, there will be no change to Fairborne's management team or Board of Directors and Dr. Richard Walls will remain as Chairman of the Board of Fairborne.

TRANSACTION HIGHLIGHTS

- Based on a total acquisition cost of approximately $197 million and net of $31.3 million of undeveloped land value based on an independent assessment, the acquisition metrics of the transaction are approximately $26.93 per BOE of proved reserves, $14.71 per BOE of proved plus probable reserves and $59,321 per BOE/d;
- The acquisition is financed with 100% equity and extends Fairborne's proved plus probable reserve life index ("RLI") from 10.0 years to 10.2 years;
- The transaction is accretive to proven and probable reserves and net asset value per unit, and is mildly dilutive to cash flow and production per unit;
- The transaction adds approximately 2,800 BOE/d of production (84% natural gas) for a combined current production of approximately 13,200 BOE/d, or an increase of approximately 27%. In addition, Fairquest has 400 BOE/d of production tested and awaiting tie-in;
- Based on the reserve evaluations prepared by GLJ Petroleum Consultants Ltd. and effective December 31, 2006, proved plus probable reserves to be acquired by Fairborne are 11.3 million barrels of oil equivalent (81% natural gas), representing an increase of 30% to Fairborne's proved plus probable reserves. In addition, management estimates that Fairquest has added approximately an incremental 1.0 million barrels of oil equivalent of proved plus probable reserves based on wells drilled and tested subsequent to the year end reserve evaluation;
- Addition of approximately 68,000 net acres (107 net sections) of undeveloped land that has been independently assessed at $31.3 million as of February 2007, increasing Fairborne's undeveloped land position to in excess of 240,000 net acres;
- The combination allows for the optimal development of the combined entity's 400+ drilling opportunities;
- The acquisition increases Fairborne's projected 12 month forward cash flow to approximately $150 to $155 million, an increase of approximately 24%;

- Addition of $148 million in tax pools for pro forma combined tax pools of approximately $445 million as of December 31, 2006; and
- Debt to 12 month forward cash flow of approximately 1.0 to 1.1 times (excluding convertibles) and 1.6 to 1.7 times (including convertibles).

FAIRBORNE PRO FORMA

Key pro forma attributes of Fairborne, following the completion of the Arrangement, include:

	Fairborne	Fairquest	Pro Forma
Reserves (mmBOE, 12-31-06) [1]			
Proved	24.5	6.2	30.7
Proved & Probable	38.1	11.3	49.4
% Gas			
Proved	71%	82%	73%
Proved & Probable	72%	81%	74%
Proved Plus Probable Reserve Value (BTAX, NPV8%) (mm) [1]	$663.6	$175.3	$839.0
Current Production (BOE/d)	10,400	2,800	13,200
RLI			
Proved	6.4	6.0	6.4
Proved & Probable	10.0	11.0	10.2
Undeveloped Land (net acres)	174,511	68,454	242,965
Estimated Debt (mm, at closing)			
Net Debt	$110.0	$45.0	$155.0
Convertible Debentures	100.0	-	100.0
Total	$210.0	$45.0	$255.0
Tax Pools (mm, 12-31-06)	$297.0	$148.0	$445.0
Units / Shares Outstanding (mm)			
Basic	47.7	40.2	63.5
Fully Diluted [2]	54.5	40.7	70.4

(1) As evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Ltd. at December 31, 2006.
(2) Excluding 4,662,533 Fairquest warrants, which will, after giving affect to the Arrangement, entitle the holders to acquire an aggregate of 1,818,388 Trust Units on the basis of 0.39 Trust Units for each Fairquest share that could previously have been acquired at a price of $8.13 per Trust Unit.

PRELIMINARY 12 MONTH OUTLOOK

Fairborne continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through the development of our large development inventory and selected acquisitions. A summary of the Trust's 12 month forward projections are as follows:

	Combined Outlook
Production (BOE/d)	13,500
% Production Hedged	27%
Cash Flow (mm) [1]	$150 - $155
Capital Expenditures (mm)	$80 - $90
Payout Ratio (%) [2]	45% - 50%
Debt to Cash Flow (excluding convertible debentures)	1.0x – 1.1x
Debt to Cash Flow (including convertible debentures)	1.6x – 1.7x

(1) Based on US$64.93/bbl WTI, C$7.81/GJ AECO, US$0.85 per Canadian dollar, C$9.00/BOE operating costs, general and administration expense per BOE of $1.75 for Fairborne and $2.25 for Fairquest, and existing hedging contracts.

(2) Based on distributions divided by cash flow, before capital expenditures.

DISTRIBUTION POLICY

Upon completion of the Arrangement, the Trust will continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. In order to take advantage of the expanded drilling opportunities afforded by the proposed Fairquest acquisition, Fairborne's capital expenditures will increase from current levels of approximately $60 million to approximately $80 to $90 million per annum. Based on the current outlook for commodity prices, pro forma annual cash flow of approximately $150 to $155 million and an expanded capital program, Fairborne has determined to revise its monthly distribution from $0.13 per unit to $0.09 per unit. The revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% of 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%. The March 2007 distribution will be paid on April 16, 2007 to Unitholders of record on March 31, 2007. The ex-distribution date is March 28, 2007.

BOARD RECOMMENDATIONS

The independent directors of the boards of directors of both Fairborne and Fairquest have unanimously approved the Arrangement. The Fairquest Board has concluded that the Arrangement is in the best interests of its shareholders, and has resolved to recommend that the Fairquest shareholders vote their Fairquest shares in favour of the Arrangement. Shareholders of Fairquest (including all of the officers and directors of Fairquest beneficially owning approximately 12.5% of the outstanding Fairquest shares) have agreed to enter into lock-up agreements and agreed to vote their Fairquest shares in favour of the Arrangement, subject to certain exceptions. Fairquest has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. Fairquest has also granted Fairborne a right to match any superior proposals. The Transaction contains a mutual non-completion fee in the amount of $5 million which is payable by Fairquest or Fairborne to the other, as the case may be, in certain circumstances if the Arrangement is not completed.

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the ***"Companies"****) set forth in this press release, including management's assessment of the Companies' future plans and operations, the effect of the Transaction on the Companies and on securityholders of Fairborne and Fairquest, timing of matters relating to the approval of the Arrangement and implementation thereof, production increases, levels of distributions, future cash flow, production levels, percentage of production that may be hedged, capital expenditures, payout ratio, and debt to cash flow ratios contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Transaction and the effect thereof and failure to receive required securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.Fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.*


FAIRBORNE
ENERGY TRUST

FAIRBORNE ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO INCREASE

March 15, 2007
Calgary, Alberta

Fairborne today announced the increase to the Exchange Ratio of the exchangeable shares of Fairborne Energy Ltd. from 1.20495 to 1.22101. This increase will be effective on March 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Distribution:	February 28, 2007
Opening Exchange Ratio:	1.20495
Distribution per Unit:	$0.13
Five day Weighted Average Trading Price of FEL.UN (prior to the end of February):	$9.76
Increase in Exchange Ratio (**):	0.01606
Effective Date of the Increase in Exchange Ratio:	March 15, 2007
Exchange Ratio as of the Effective Date:	1.22101

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. Holders of exchangeable shares can exchange all or a portion of their holdings into trust units of Fairborne at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne and targeted payout ratio. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, cost of services, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 MCF to 1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Fairborne Energy Trust ("Fairborne" or the "Trust")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. **Date of Material Change:**

March 11, 2007

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on March 12, 2007 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

On March 12, 2007, Fairborne Energy Trust ("Fairborne" or the "Trust") (TSX: FEL.UN) and Fairquest Energy Limited ("Fairquest") (TSX: FQE) jointly announced that they had entered into an arrangement agreement (the "Arrangement Agreement") in connection with a transaction pursuant to which the Trust will acquire, subject to certain conditions, by way of plan of arrangement (the "Arrangement"), all of Fairquest's issued and outstanding common shares ("Fairquest Shares") on the basis of 0.39 of a trust unit ("Trust Units") of Fairborne for each one Fairquest Share held. Based on Fairborne's March 9, 2007 closing price of $9.61 per Trust Unit, the consideration to be paid in Trust Units is approximately $3.75 per Fairquest Share, representing a premium of approximately 19% over the March 9, 2007 closing price of $3.15 per Fairquest Share. Based on this exchange ratio, Fairborne will issue approximately 15.9 million Trust Units for total equity consideration of approximately $152 million. In addition, Fairborne will assume approximately $45 million of net debt at closing of the Arrangement.

The Arrangement requires the requisite approval of holders of Fairquest Shares along with customary regulatory, court and other approvals. An information circular and proxy statement (the "Information Circular") of Fairquest outlining the details of the Arrangement will be mailed to holders of Fairquest Shares ("Fairquest Shareholders") in connection with a meeting (the "Meeting") of Fairquest Shareholders relating to, among other matters, approval of the Arrangement, which Meeting is presently expected to be held in late May 2007 with the effective date of the Arrangement presently anticipated for early June 2007.

The independent directors of the boards of directors of both Fairborne and Fairquest have unanimously approved the Arrangement. The board of directors of Fairquest has concluded that the Arrangement is in the best interests of the Fairquest Shareholders, and has resolved to recommend that Fairquest Shareholders vote in favour of the Arrangement. Fairquest Shareholders (including all of the officers and directors of Fairquest) beneficially owning approximately 12.5% of the outstanding Fairquest Shares have agreed to enter into support

agreements pursuant to which they have agreed to vote their Fairquest Shares in favour of the Arrangement. Fairquest has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination, and has granted Fairborne a right to match any superior proposals. The parties have agreed to mutual non-completion fees in the amount of $5 million which are payable by Fairquest or Fairborne to the other, as the case may be, in certain circumstances if the Arrangement is not completed.

Canaccord Capital Corporation and RBC Capital Markets are acting as financial advisors to Fairborne with respect to the Arrangement. Sprott Securities Inc. ("Sprott") is acting as financial advisor to the special committee of Fairquest with respect to the Arrangement and has provided the special committee and the board of directors of Fairquest with a verbal opinion that, subject to the review of final documentation, the consideration to be received by Fairquest Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Fairquest Shareholders.

The combined entity will have a pro forma fully diluted market capitalization and enterprise value of approximately $677 million and $932 million, respectively, total proved plus probable reserves of 49.4 million barrels of oil equivalent ("BOE"), current estimated production of 13,200 BOE per day ("BOE/d"), and over 400 development drilling locations with approximately 240,000 net acres of undeveloped land and $445 million of tax pools.

Consistent with its strategy to fully exploit the expanded drilling opportunities resulting from the acquisition of Fairquest and based on the current outlook for commodity prices, Fairborne also announced that it has determined to revise its monthly distribution from $0.13 per Trust Unit to $0.09 per Trust Unit, effective for the March 2007 distribution to be paid in April 2007. Fairborne's revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% based on projected 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%.

5. Full Description of Material Change:

On March 12, 2007 the Trust and Fairquest jointly announced that they have entered into the Arrangement Agreement pursuant to which the Trust will acquire, subject to certain conditions, by way of the Arrangement, all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a Trust Unit of Fairborne for each Fairquest Share held. The combined entity will have a pro forma fully diluted market capitalization and enterprise value of approximately $677 million and $932 million, respectively, total proved plus probable reserves of 49.4 million barrels of oil equivalent, current estimated production of 13,200 BOE per day, and over 400 development drilling locations with approximately 240,000 net acres of undeveloped land and $445 million of tax pools.

Under the terms of the Arrangement, each issued and outstanding Fairquest Share will be exchanged for 0.39 of a Trust Unit. Based on Fairborne's March 9, 2007 closing price of $9.61 per Trust Unit, the consideration to be paid in Trust Units is approximately $3.75 per Fairquest Share, representing a premium of approximately 19% over the March 9, 2007 closing price of $3.15 per Fairquest Share. Based on this exchange ratio, Fairborne will issue approximately 15.9 million Trust Units for total equity consideration of approximately $152 million. In addition, Fairborne will assume approximately $45 million of net debt at closing of the Arrangement.

The Arrangement requires the requisite approval of Fairquest Shareholders along with customary regulatory, court and other approvals. The Information Circular outlining the details of the Arrangement will be mailed to Fairquest Shareholders in connection with the Meeting of

Fairquest Shareholders to approve, among other things, the Arrangement. The Meeting is presently expected to be held in late May 2007 with the effective date of the Arrangement presently anticipated for early June 2007.

To the extent that the Arrangement constitutes a related party transaction, as such term is defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501") and under comparable provisions of other applicable securities legislation, the Arrangement is exempt from the formal valuation and minority approval requirements contained therein as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Arrangement, insofar as it involves interested parties (as such term is defined in Rule 61-501), if any, exceeds 25% of Fairborne's market capitalization at the time the Arrangement Agreement was entered into.

Combination Rationale

Strategically, the Arrangement further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The Arrangement maintains Fairborne's focused production base, simplifies its operating structure, and consolidates its working interest in its major growth properties. In addition, with over 400 identified drilling prospects, Fairborne's portfolio of organic growth opportunities is enhanced. The combined entity will also benefit from greater scale and diversification, allowing for the more efficient allocation of its capital program and enhanced flexibility to pursue acquisitions and other growth prospects.

As part of its trust conversion completed in June 2005, Fairborne entered into a farm-out arrangement and technical services agreement with Fairquest to drill exploration wells on Fairborne's undeveloped land. In the 21 months since the farm-out arrangement was entered into, Fairquest has drilled 23 of the 25 wells committed with a 91% success rate. Fairquest is currently drilling two wells under the farm-out arrangement and this will fulfill its obligations prior to completion of the Arrangement.

Following completion of the Arrangement, there will be no change to Fairborne's management team or Fairborne's board of directors and Dr. Richard Walls will remain as Chairman of the board of directors of Fairborne.

Arrangement Highlights

- Based on a total acquisition cost of approximately $197 million and net of $31.3 million of undeveloped land value based on an independent assessment, the acquisition metrics of the Arrangement are approximately $26.93 per BOE of proved reserves, $14.71 per BOE of proved plus probable reserves and $59,321 per BOE/d;

- The Arrangement is financed with 100% equity and extends Fairborne's proved plus probable reserve life index ("RLI") from 10.0 years to 10.2 years;

- The Arrangement is accretive to proven and probable reserves and net asset value per unit, and is mildly dilutive to cash flow and production per unit;

- The Arrangement adds approximately 2,800 BOE/d of production (84% natural gas) for a combined current production of approximately 13,200 BOE/d, or an increase of approximately 27%. In addition, Fairquest has 400 BOE/d of production tested and awaiting tie-in;

- Based on the reserve evaluation prepared by GLJ Petroleum Consultants Ltd., effective December 31, 2006, proved plus probable reserves to be acquired by Fairborne are 11.3 million barrels of oil equivalent (81% natural gas), representing an increase of 30% to Fairborne's proved plus probable reserves. In addition, management estimates that Fairquest has added approximately an incremental 1.0 million barrels of oil equivalent of proved plus probable reserves based on wells drilled and tested subsequent to the year end reserve evaluation;

- Addition of approximately 68,000 net acres (107 net sections) of undeveloped land that has been independently assessed at $31.3 million as of February 2007, increasing Fairborne's undeveloped land position to in excess of 240,000 net acres;

- The Arrangement allows for the optimal development of the combined entity's 400+ drilling opportunities; and

- Addition of $148 million in tax pools for pro forma combined tax pools of approximately $445 million as of December 31, 2006.

Fairborne Energy Trust Pro Forma

Key pro forma attributes of the Trust, following the completion of the Arrangement, include:

	Fairborne	Fairquest	Pro Forma
Reserves (mmBOE, 12-31-06) (1)			
Proved	24.5	6.2	30.7
Proved & Probable	38.1	11.3	49.4
% Gas			
Proved	71%	82%	73%
Proved & Probable	72%	81%	74%
Proved Plus Probable Reserve Value (BTAX, NPV8%) (mm) (1)	$663.6	$175.3	$839.0
Current Production (BOE/d)	10,400	2,800	13,200
RLI			
Proved	6.4	6.0	6.4
Proved & Probable	10.0	11.0	10.2
Undeveloped Land (net acres)	174,511	68,454	242,965
Estimated Debt (mm, at closing)			
Net Debt	$110.0	$45.0	$155.0
Convertible Debentures	100.0	-	100.0
Total	$210.0	$45.0	$255.0
Tax Pools (mm, 12-31-06)	$297.0	$148.0	$445.0
Units / Shares Outstanding (mm)			

Basic	47.7	40.2	63.5
Fully Diluted [(2)]	54.5	40.7	70.4

(1) As evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Ltd. at December 31, 2006.
(2) Excluding 4,662,533 Fairquest warrants, which will, after giving affect to the Arrangement, entitle the holders to acquire an aggregate of 1,818,388 Trust Units on the basis of 0.39 Trust Units for each Fairquest share that could previously have been acquired at a price of $8.13 per Trust Unit.

Distribution Policy

Upon completion of the Arrangement, the Trust will continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. In order to take advantage of the expanded drilling opportunities afforded by the proposed Fairquest acquisition, Fairborne's capital expenditures will increase from current levels of approximately $60 million to approximately $80 to $90 million per annum. Based on the current outlook for commodity prices, pro forma annual cash flow and an expanded capital program, Fairborne announced that it has determined to revise its monthly distribution from $0.13 per unit to $0.09 per unit effective for the March 2007 distribution to be paid in April 2007. The revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% of 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%. The March 2007 distribution will be paid on April 16, 2007 to Unitholders of record on March 31, 2007. The ex-distribution date is March 28, 2007.

Board Recommendations

The independent directors of the boards of directors of both Fairborne and Fairquest have unanimously approved the Arrangement. The board of directors of Fairquest has concluded that the Arrangement is in the best interests of its Fairquest shareholders, and has resolved to recommend that the Fairquest Shareholders vote their Fairquest Shares in favour of the Arrangement. Fairquest Shareholders (including all of the officers and directors of Fairquest) beneficially owning approximately 12.5% of the outstanding Fairquest shares have agreed to enter into support agreements and agreed to vote their Fairquest Shares in favour of the Arrangement, subject to certain exceptions. Fairquest has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. Fairquest has also granted Fairborne a right to match any superior proposals. The Arrangement Agreement contains a mutual non-completion fee in the amount of $5 million which is payable by Fairquest or Fairborne to the other, as the case may be, in certain circumstances if the Arrangement is not completed.

Financial Advisors

Canaccord Capital Corporation and RBC Capital Markets are acting as financial advisors to Fairborne with respect to the Arrangement. Sprott Securities Inc. ("Sprott") is acting as financial advisor to the Special Committee of Fairquest with respect to the Arrangement. Sprott has provided the Special Committee and the board of directors of Fairquest with a verbal opinion that, subject to the review of the final documentation, it is of the opinion and at the date hereof, the consideration to be received by Fairquest Shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Fairquest Shareholders. The Information Circular to be provided to Fairquest Shareholders in connection with the Meeting will contain the recommendation of the board of directors of Fairquest to the Fairquest Shareholders together with the fairness opinion and a formal valuation prepared by Sprott.

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the "Companies") set forth in this Material Change Report, including management's assessment of the Companies' future plans and operations, the effect of the Arrangement on the Companies and on securityholders of Fairborne and Fairquest, timing of matters relating to the approval of the Arrangement and implementation thereof, production increases, levels of distributions, production levels, percentage of production that may be hedged, capital expenditures, payout ratio, and debt to cash flow ratios contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Arrangement and the effect thereof and failure to receive required securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.Fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this Material Change Report are made as of the date of this Material Change Report, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Fairborne who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Vice President and Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. Date of Report:

March 21, 2007.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 11th day of March, 2007.

AMONG:

FAIRBORNE ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "**Trust**")

AND

FAIRBORNE ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta ("**Fairborne**")

AND

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of the Province of Alberta ("**Fairquest**")

WHEREAS:

(a) Fairquest proposes to carry out an arrangement under the Act involving Fairquest, the Trust, the Fairquest Shareholders and Fairborne, whereby Fairborne will acquire all of the issued and outstanding Fairquest Shares;

(b) The parties intend to carry out the transactions contemplated herein pursuant to an arrangement under the Act;

(c) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**Acquisition Proposal**" has the meaning ascribed thereto in section 3.2(b)(i);

(b) "**Act**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted, including the regulations promulgated thereunder;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(d) "**Agreement Date**" means the date hereof;

(e) **"Applicable Laws"** means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

(f) **"Arrangement"** means the arrangement under the provisions of Section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

(g) **"Arrangement Resolution"** means the special resolution in respect of the Arrangement and other related matters to be considered at the Fairquest Meeting;

(h) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the Act to be sent to the Registrar for filing after the Final Order has been made;

(i) **"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(j) **"Canadian GAAP"** means generally accepted accounting principles in Canada;

(k) **"Certificate"** means the certificate which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(l) **"Closing Time"** shall be 10:00 a.m. (Calgary time) on the day immediately following the date of the Fairquest Meeting, unless otherwise agreed by Fairborne and Fairquest;

(m) **"Competition Act"** means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(n) **"Convertible Debentures"** means the 6.50% convertible, unsecured, subordinated debentures of the Trust;

(o) **"Court"** means the Court of Queen's Bench of Alberta;

(p) **"Depositary"** means such agent as may be designated by Fairborne for the purpose of receiving the deposit of certificates formerly representing Fairquest Shares;

(q) **"Documents of Title"** means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Fairquest's title to and interest in its oil and gas assets are derived;

(r) **"Effective Date"** means the date the Arrangement becomes effective under the Act;

(s) **"Effective Time"** means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(t) **"Employee Amounts"** has the meaning ascribed thereto in section 4.1(s);

(u) **"Escrow Agreements"** means escrow agreements entered into as of May 30, 2005 among Fairquest, an escrow agent, and various securityholders of Fairquest pursuant to which certain Fairquest Shares, Warrants and Performance Shares are held in escrow;

(v) **"Exchangeable Shares"** means the Series A Exchangeable Shares of Fairborne;

(w) **"Fairborne Confidentiality Agreement"** means the confidentiality agreement between the Trust and Fairquest dated February 16, 2007 in respect of disclosure of information relating to Fairborne;

(x) **"Fairborne Engineer"** has the meaning ascribed thereto in section 4.2(v);

(y) **"Fairborne Non-Completion Fee"** has the meaning ascribed thereto in section 6.2 hereof;

(z) **"Fairborne Reserve Report"** has the meaning ascribed thereto in section 4.2(v);

(aa) **"Fairborne Subsidiaries"** means Fairborne, Fairborne ExchangeCo Ltd., Case Sub ULC, North American Explorer Inc. and Fairborne Pivotal Production Partnership;

(bb) **"Fairquest Confidentiality Agreement"** means the confidentiality agreement between the Trust and Fairquest dated February 16, 2007 in respect of disclosure of information relating to Fairquest;

(cc) **"Fairquest Disclosure Letter"** means the disclosure letter provided by Fairquest dated the Agreement Date;

(dd) **"Fairquest Engineer"** has the meaning ascribed thereto in section 4.1(hh);

(ee) **"Fairquest Financial Statements"** means the audited comparative financial statements of Fairquest as at and for the year ended December 31, 2006 together with the notes thereto and the auditors' report thereon;

(ff) **"Fairquest Meeting"** means the annual and special meeting of Fairquest Shareholders and any adjournment(s) thereof, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement Resolution and related matters;

(gg) **"Fairquest Non-Completion Fee"** has a meaning ascribed thereto in section 6.1 hereof;

(hh) **"Fairquest Optionholders"** means holders of Fairquest Options;

(ii) **"Fairquest Options"** means stock options issued to directors, officers, employees and consultants of Fairquest permitting the holders thereof the right (whether or not vested) to purchase Fairquest Shares;

(jj) **"Fairquest Reserve Report"** means has the meaning ascribed thereto in section 4.1(hh);

(kk) **"Fairquest Rights"** means, collectively, the Fairquest Options, Performance Shares and Warrants;

(ll) **"Fairquest Shareholders"** means holders of issued and outstanding Fairquest Shares;

(mm) **"Fairquest Shares"** means common shares in the capital of Fairquest, as constituted on the Agreement Date;

(nn) **"Fairquest Support Agreements"** means agreements between Fairborne and each of the Fairquest Support Shareholders pursuant to which the Fairquest Support Shareholders agree to vote the Fairquest Shares beneficially owned or controlled by the Fairquest Support Shareholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(oo) **"Fairquest Support Shareholders"** means those Fairquest Shareholders that have entered into Fairquest Support Agreements;

(pp) **"Fairquest Transaction Costs"** has the meaning ascribed thereto in section 4.1(r);

(qq) **"Final Order"** means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(rr) **"Information Circular"** means the management information circular and proxy statement of Fairquest to be sent by Fairquest to the Fairquest Shareholders in connection with the Fairquest Meeting;

(ss) **"Interim Order"** means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Fairquest Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) **"Mailing Date"** means the date that the Information Circular is mailed to Fairquest Shareholders;

(uu) **"Material Adverse Change"** means, in respect of either Fairquest or the Trust, as the case may be, any change in the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries (if applicable), which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the Trust or Fairborne, in the case of Fairquest, or by Fairquest, in the case of the Trust;

(vv) **"Material Adverse Effect"**, in relation to any event or change, means an effect that is, or would reasonably be expected to be, materially adverse to the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of Fairquest or the Trust, as the case may be, and their respective subsidiaries (if applicable) (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the Trust or Fairborne, in the case of Fairquest, or by Fairquest, in the case of the Trust;

(ww) **"Option Termination Agreements"** means agreements pursuant to which holders of all outstanding Fairquest Options agree, subject to the condition precedent of the Arrangement becoming effective, to either exercise or terminate and surrender their Fairquest Options prior to the Effective Time, in form and substance satisfactory to Fairborne, acting reasonably;

(xx) **"Outside Date"** means July 1, 2007;

(yy) **"parties"** means, collectively, the Trust, Fairborne and Fairquest, and **"party"** means any one of them;

(zz) **"Performance Shares"** means the performance shares in the capital of Fairquest;

(aaa) **"permitted encumbrances"** has the meaning ascribed thereto in section 4.1(dd);

(bbb) **"Plan of Arrangement"** means the plan of arrangement set out in Exhibit A hereto as amended, supplemented or restated from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(ccc) **"Registrar"** means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(ddd) **"Regulation Q-27"** means the Autorité des marches financiers (Québec) Regulation Q-27 -- Respecting Protection of Minority Securityholders in the Course of Certain Transactions;

(eee) **"Representatives"** means, in respect of either Fairquest, Fairborne or the Trust, as the case may be, such party's officers, directors, employees, advisors, representatives and agents;

(fff) **"Rule 61-501"** means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

(ggg) **"Rules"** means, collectively, Rule 61-501 and Regulation Q-27;

(hhh) **"subsidiary"** has the meaning ascribed thereto in the Act (and shall include all trusts or partnerships directly or indirectly owned by Fairquest or the Trust, as the case may be);

(iii) **"Superior Proposal"** has the meaning ascribed thereto in section 3.2(b)(v)(A);

(jjj) **"Take-over Proposal"** has the meaning ascribed thereto in section 6.1;

(kkk) **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(lll) **"Termination Date"** means the date of termination of this Agreement pursuant to the terms hereof;

(mmm) **"Trust Financial Statements"** means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(nnn) **"Trust Indenture"** means the trust indenture of the Trust dated April 20, 2005, as amended November 2, 2005;

(ooo) **"Trust Information"** means the information in the form provided by the Trust for inclusion in the Information Circular describing the Trust and its business, operation and affairs;

(ppp) **"Trust Unitholders"** or **"Unitholders"** means holders of Trust Units;

(qqq) **"Trust Units"** means trust units of the Trust;

(rrr) "**TSX**" means the Toronto Stock Exchange;

(sss) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended;

(ttt) **"Valuation"** means the formal valuation of the Fairquest Shares and the Trust Units to be dated on or prior to the Mailing Date, prepared by Sprott Securities Inc. in accordance with the requirements of the Rules and addressed to the Special Committee of the Board of Directors of Fairquest; and

(uuu) **"Warrants"** means common share purchase warrants of Fairquest, each of which entitles the holder to acquire one Fairquest Share at an exercise price of $3.17 per share until June 1, 2010, subject to vesting thereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Fairquest Confidentiality Agreement, the Fairborne Confidentiality Agreement, the Fairquest Support Agreements and the Fairquest Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and either the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement, this Agreement shall supersede the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement, as the case may be.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.8 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the Agreement Date, of the senior officers of such party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted an actual investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

1.9 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of the Trust and Fairborne, include disclosure to the Trust, Fairborne or their Representatives, or in the case of Fairquest, include disclosure to Fairquest or its Representatives.

1.10 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or

affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.12 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Fairquest shall apply to the Court pursuant to Section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the Act, providing for, among other things, the calling and holding of the Fairquest Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b) subject to obtaining all necessary approvals of the Fairquest Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Effective Date

The Arrangement shall become effective on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of Fairquest

Fairquest agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Fairquest shall conduct its business only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), it shall consult with the Trust and Fairborne in respect of its ongoing business and affairs and keep the Trust and Fairborne apprised of all material developments relating thereto;

(b) Fairquest shall not, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Fairquest (other than the issuance of Fairquest Shares on exercise of outstanding

Fairquest Rights as represented herein); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Fairquest shall not, without prior consultation with and the written consent of Fairborne (such consent not to be unreasonably withheld), directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $50,000 or an aggregate value of in excess of $200,000, other than production in the ordinary course of business; (ii) expend or commit to expend more than $100,000 individually or $300,000 in the aggregate with respect to capital expenditures (excluding authorizations for expenditures approved prior to the Agreement Date and as disclosed in the Fairquest Disclosure Letter); (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of Fairquest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) purchase any property or acquire any assets, in each case having a value in excess of $100,000 individually or $200,000 in the aggregate; (vi) other than drawdowns under Fairquest's existing credit facilities and provided such drawdowns are in compliance with the other provisions of this section 3.1(c) and do not increase the amount of bank debt and working capital of Fairquest to an amount in excess of Fairquest's bank debt and working capital on the Agreement Date, incur any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Fairborne prior to the entering into of this Agreement or reflected or reserved against in the Fairquest Financial Statements; (viii) authorize, recommend or propose any release or relinquishment or any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than 30 days; (xii) enter into any employment, consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than severance or other termination payments that may be paid pursuant to agreements currently in place as represented in section 4.1(s) hereof, Fairquest shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(e) Fairquest shall not: (i) grant any officer, director (other compensation for acting on the special committee), employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or arrangement for any directors, officers or employees; nor (iv) advance any loan to any officer, director or any other party not at arm's length to Fairquest;

(f) Fairquest shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, incentive or share purchase plan, fund or arrangement for the benefit of employees, except as is necessary: (i) to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements; or (ii) to provide for the acceleration of Fairquest Options or the termination thereof prior to the Effective Time;

(g) Fairquest shall use its commercially reasonable efforts to cause, effective at the Effective Time, the resignation of each of the directors and officers of Fairquest (other than those agreed to by Fairborne), and to cause each of such directors and officers to provide mutual releases in favour of Fairquest, the Trust and Fairborne, conditional on closing of the Arrangement and effective on the Effective Date, each in form and

substance satisfactory to Fairborne and Fairquest, each acting reasonably, and to fill the resulting vacancies with designees of Fairborne and Fairquest shall cooperate with the Trust and Fairborne to provide an orderly transition of control and management of Fairquest;

(h) Fairquest will use its commercially reasonable efforts to cause each of the directors and senior officers of Fairquest to vote in favour of the Arrangement as permitted by the Rules;

(i) Fairquest shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(j) Fairquest shall use its reasonable best efforts to ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Fairquest shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(l) Fairquest will use its commercially reasonable efforts to ensure that all holders of Fairquest Options enter into an Option Termination Agreement prior to five Business Days before the Mailing Date and Fairquest shall make no amendments to outstanding Fairquest Rights without the prior written consent of Fairborne, other than the acceleration of the vesting of outstanding Fairquest Options;

(m) Fairquest shall not take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(n) Fairquest shall promptly notify Fairborne in writing of any material change (actual, anticipated or, to the knowledge of Fairquest, contemplated or threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Fairquest (other than any change or effect that is excepted out of the definitions of Material Adverse Change or Material Adverse Effect in section 1.1 hereof), or of any change in any representation or warranty provided by Fairquest in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Fairquest shall in good faith discuss with Fairborne any change in circumstances (actual, anticipated or to the knowledge of Fairquest contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fairborne pursuant to this provision;

(o) Fairquest shall use its commercially reasonable efforts to obtain the consent of its bankers to the transactions contemplated hereby and provide the same to Fairborne prior to mailing of the Information Circular;

(p) Fairquest will within two (2) Business Days of Fairquest receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "**Assessment**"), deliver to Fairborne a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Fairquest on the assumption that such Assessment is valid and binding;

(q) Fairquest shall use its commercially reasonable efforts to fulfill or cause fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Fairquest;

(r) Fairquest shall file as provided herein and diligently proceed with and prosecute an application to the Court under the Act for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to Fairborne, acting reasonably;

(s) Fairquest shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order to the extent applicable to Fairquest;

(t) subject to compliance by the Trust and Fairborne with section 3.3(e), Fairquest shall mail on or before May 20, 2007 (or such other date as Fairborne and Fairquest may agree to) the Information Circular to the Fairquest Shareholders and other persons required by the Interim Order;

(u) Fairquest shall, on or before June 15, 2007 (or such other date as Fairborne and Fairquest may agree to), convene the Fairquest Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Fairquest in form and substance acceptable to Fairborne, acting reasonably), in each case as ordered by the Interim Order;

(v) Fairquest shall solicit proxies to be voted at the Fairquest Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution;

(w) Fairquest shall provide notice to the Trust and Fairborne of the Fairquest Meeting and allow the Trust's and Fairborne's representatives to attend such meeting;

(x) Fairquest shall instruct its registrar and transfer agent to provide to Fairborne upon request information as to the results of proxies received in respect of voting at the Fairquest Meeting on the Arrangement;

(y) Fairquest shall conduct the Fairquest Meeting in accordance with the Interim Order, the by-laws of Fairquest and any instrument governing such meeting, as applicable, and as otherwise required by law;

(z) subject to compliance by the Trust and Fairborne with section 3.3(e), Fairquest will prepare (in consultation with the Trust and Fairborne), file and distribute to Fairquest Shareholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, Fairquest will ensure that the Information Circular provides Fairquest Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Trust Information in the Information Circular in the form approved by Fairborne and shall include, without limitation, (i) the financial statements in respect of prior acquisitions, if any, made by Fairquest that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous (with Richard A. Walls and Robert A. Maitland abstaining) determination of the board of directors of Fairquest that the Arrangement is fair, from a financial point of view, to Fairquest Shareholders, is in the best interests of Fairquest and Fairquest Shareholders, and include the unanimous (with Richard A. Walls and Robert A. Maitland abstaining) recommendation of the board of directors of Fairquest that the Fairquest Shareholders vote in favour of the Arrangement; (iii) the fairness opinion of Fairquest's financial advisor that the consideration to be received under the Arrangement is fair, from a financial point of view, to Fairquest Shareholders; and (iv) the Valuation; provided that, notwithstanding the covenant of Fairquest in this section, prior to the completion of the Arrangement, the board of directors of Fairquest may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to the Trust and Fairborne), such withdrawal, modification or change is required to act in a manner consistent with the

fiduciary duties of the board of directors of Fairquest and, if applicable, provided the board of directors shall have complied with the provisions of sections 3.2 and 6.1;

(aa) Fairquest shall indemnify and save harmless the Trust and Fairborne and the trustee, directors, officers and agents of the Trust and Fairborne from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Trust and Fairborne, or any director, officer or agent thereof, may be subject or which the Trust and Fairborne, or any trustee, director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular (other than arising solely from any misrepresentation or alleged misrepresentation in the Trust Information or the negligence of the Trust or Fairborne);

(bb) Fairquest shall, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(cc) Fairquest shall forthwith carry out the terms of the Final Order to the extent applicable to Fairquest and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(dd) except for proxies and other non-substantive communications with shareholders, Fairquest will furnish promptly to Fairborne or Fairborne's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Fairquest in connection with: (i) the Arrangement; (ii) the Fairquest Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(ee) Fairquest will make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Fairquest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(ff) Fairquest will furnish promptly to Fairborne or Fairborne's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Fairquest or any material third party compliant, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect Fairquest or it subsidiaries or their respective properties or assets in a material way; and

(gg) Fairquest shall promptly advise Fairborne of the number of Fairquest Shares for which Fairquest receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Fairborne with copies of such notices and written objections.

3.2 Non-Solicitation

(a) Fairquest shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any of its Representatives on its behalf), if any, with any parties initiated before the date of this Agreement with respect to any Acquisition Proposal (as hereinafter defined) and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with Fairquest relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Fairquest shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i) solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to Fairquest or its shareholders from any person which constitutes, or may

reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Fairquest or its shareholders of any securities of Fairquest (other than on exercise of currently outstanding Fairquest Rights); (ii) any acquisition of a significant amount of assets of Fairquest; (iii) an amalgamation, arrangement, merger, or consolidation involving Fairquest; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Fairquest or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement (any such inquiry or proposal in respect of any of the foregoing being an "**Acquisition Proposal**");

(ii) enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Fairquest under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Fairquest and its Representatives may:

(v) enter into or participate in any negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Fairquest or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Fairquest Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Fairborne as set out below), may furnish to such third party information concerning Fairquest and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal to Fairquest which the board of directors of Fairquest determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Fairquest Shareholders than the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Fairquest, that the taking of such action is necessary for the board of directors of Fairquest in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, Fairquest provides prompt notice to Fairborne to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Fairborne, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Fairquest shall notify Fairborne orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making

it, if not previously provided to the Trust or Fairborne, copies of all information provided to such party and all other information reasonably requested by the Trust or Fairborne) within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; and

(C) Fairquest provides to Fairborne in writing the determination of the board of directors of Fairquest forthwith upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Fairquest shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by section 3.2(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Fairquest, that the taking of such action is necessary for the board of directors of Fairquest in discharge of its fiduciary duties under Applicable Laws and Fairquest complies with its obligations set forth in section 3.2(c) and terminates this Agreement in accordance with section 9.2(c)(vi) and concurrently therewith pays the amount required by section 6.1 to Fairborne.

(c) If Fairquest receives a Superior Proposal, Fairquest shall give the Trust and Fairborne, orally and in writing, at least 48 hours advance notice of any decision by the board of directors of Fairquest to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 48 hour period, Fairquest agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 48 hour period Fairquest shall and shall cause its financial and legal advisors to, negotiate in good faith with the Trust and Fairborne and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Fairquest to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Trust and Fairborne propose to amend this Agreement and the Arrangement to provide that the Fairquest Shareholders shall receive a value per Fairquest Share equal to or greater than the value per Fairquest Share provided in the Superior Proposal and so advises Fairquest prior to the expiry of such 48 hour period, the board of directors of Fairquest shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) The Trust and Fairborne agree that all information that may be provided to it by Fairquest with respect to any Superior Proposal pursuant hereto shall be treated as if it were "Confidential Information" as provided pursuant to the terms of the Fairquest Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Fairquest Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

3.3 Covenants of the Trust and Fairborne

The Trust and Fairborne agree that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) each of Fairborne and the Trust shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than monthly cash distributions by the Trust in an amount not greater than the distributions contemplated by the Trust's current distribution policy and amounts payable pursuant to the Convertible Debentures; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than redemptions required pursuant to the Trust Indenture, other than on the redemption, retraction or exchange of outstanding Exchangeable Shares and other than pursuant to the terms of the Convertible Debentures); (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) Fairborne shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(c) the Trust and Fairborne shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(d) the Trust and Fairborne shall use their commercially reasonable efforts to obtain listing of the Trust Units issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(e) the Trust and Fairborne will assist Fairquest in the preparation of the Information Circular and provide to Fairquest, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to the Trust and Fairborne for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Fairquest to meet the standard referred to in section 3.1(z) with respect to the Trust and Fairborne;

(f) the Trust and Fairborne shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(g) the Trust or Fairborne shall promptly notify Fairquest in writing of any Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that might in result in a Material Adverse Change or have a Material Adverse Effect to the Trust) or of any change in any representation or warranty provided by the Trust or Fairborne in this Agreement which change is or may be of such a nature to render any representation or warranty misleading in any material respect and the Trust and Fairborne shall in good faith discuss with Fairquest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Trust or Fairborne threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fairquest pursuant to this provision;

(h) Fairborne shall use its commercially reasonable efforts to obtain, if required, the consent of its bankers to the transactions contemplated hereby and provide the same to Fairquest prior to mailing of the Information Circular;

(i) the Trust and Fairborne shall each use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of the Trust or Fairborne as applicable;

(j) the Trust and Fairborne will forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to the Trust or Fairborne, as the case may be, provided that nothing shall require the Trust or Fairborne to consent to any modification of this Agreement, the Arrangement or Fairborne's obligations hereunder or thereunder;

(k) the Trust and Fairborne shall indemnify and save harmless Fairquest and the directors, officers and agents of Fairquest from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Fairquest, or any director, officer or agent thereof, may be subject or which Fairquest, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Trust Information contained in the Information Circular;

(l) the Trust and Fairborne will make all necessary filings and applications under Canadian federal and provincial and U.S. federal laws and regulations required to be made on the part of the Trust or Fairborne in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in material compliance with such laws and regulations;

(m) Fairborne will furnish promptly to Fairquest or Fairquest's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Fairborne or any material third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect the Trust or its properties or assets in a material way; and

(n) Fairborne agrees that Fairquest shall be entitled to secure directors' and officer's liability insurance for Fairquest's present and former directors and officers, covering claims made prior to and within three years after the Effective Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Fairquest's current directors' and officers' insurance policy. Fairborne agrees to maintain such insurance in place and agrees not to take any action, or to cause Fairquest to take any action, to terminate such directors' and officers' liability insurance or any indemnity agreements in favour of current directors and officers of Fairquest in place prior to the date hereof and in the form disclosed to Fairborne prior to the date hereof. Alternatively, Fairborne may notify Fairquest prior to the Effective Date that such coverage is to be provided under Fairborne's officer's and directors' liability insurance, in which case the foregoing shall apply *mutatis mutandis* to Fairborne's coverage in respect thereof. The provisions of this section 3.3(n) are intended for the benefit of present and former directors and officers of Fairquest, as and to the extent applicable in accordance with its terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Fairquest and any successor to Fairquest shall hold the rights and benefits under this section in trust for and on behalf of the Third Party Beneficiaries and Fairquest hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not in substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

3.4 Mutual Covenants

(a) From the date hereof until the Effective Date, each of Fairquest, the Trust and Fairborne will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(iii) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement,

and each of Fairquest, the Trust and Fairborne will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Fairborne and Fairquest, subject in all cases to the Fairquest Confidentiality Agreement and the Fairborne Confidentiality Agreement.

(b) If, following the execution of this Agreement, Fairquest determines that there is more advantageous tax treatment available if the Performance Shares and Warrants are exchanged or otherwise treated differently pursuant to the Arrangement or as a result of the Arrangement and if such change is not materially adverse to the Trust, Fairborne or completion of the Arrangement, the Trust, Fairborne and Fairquest agree to negotiate in good faith an amendment to this Agreement and the Plan of Arrangement (if necessary) to accommodate the same.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of the Trust and Fairborne as follows and acknowledges that the Trust and Fairborne are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Fairquest is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted; Fairquest is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Fairquest;

(b) Fairquest has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Fairquest of the transactions contemplated hereby have been duly authorized by Fairquest's board of directors and no other corporate proceedings on the part of Fairquest are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Fairquest Shareholders, as required by the Interim Order and obtaining director approval for the Information Circular); this Agreement has been duly executed and delivered by Fairquest and constitutes the legal, valid and binding obligation of Fairquest enforceable against Fairquest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Fairquest, the consummation by Fairquest of the transactions contemplated hereby nor compliance by Fairquest with any of the provisions hereof will: (i) subject to receipt of the consent of Fairquest's bankers to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Fairquest under, any of the terms, conditions or provisions of (x) the articles or bylaws of Fairquest, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Fairquest is a party or to which its properties or assets may be subject or by which Fairquest is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Fairquest (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Fairquest and would not have a material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of

any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Fairquest;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Fairquest's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Fairquest in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would have a Material Adverse Effect on Fairquest and would not have any material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby;

(e) Fairquest has authorized an unlimited number of Fairquest Shares, an unlimited number of preferred shares issuable in series and 1,000,000 Performance Shares and, as at March 10, 2007, Fairquest had issued and outstanding: (i) no more than 40,234,593 Fairquest Shares and 956,833 Performance Shares, (ii) Fairquest Options entitling the holders to acquire not more than 1,329,400 Fairquest Shares at exercise prices ranging from $2.91 to $9.39; and (iii) 4,662,533 Warrants; and, except as aforesaid, there are no outstanding shares of Fairquest or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Fairquest or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Fairquest of any shares of Fairquest (including Fairquest Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairquest; all outstanding Fairquest Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Fairquest Shares issuable upon exercise of outstanding Fairquest Rights in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) Fairquest has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Fairquest were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Fairquest has not filed any confidential material change reports which continue to be confidential;

(g) since December 31, 2006, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of Fairquest (or any condition, event or development involving a prospective change that would result in a Material Adverse Change to, or have a Material Adverse Effect on, Fairquest); (ii) Fairquest has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Fairquest has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of Fairquest and its assets, reserves, liabilities, business and operations provided by Fairquest or its advisors to Fairborne or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) there are no actions, suits, proceedings or inquiries, including, to the knowledge of Fairquest, pending or threatened against or affecting Fairquest, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect on Fairquest, or may in any way have a Material Adverse Effect on Fairquest or have a material adverse effect on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby;

(j) the Fairquest Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of

Fairquest at the dates thereof and the results of the operations of Fairquest for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Fairquest as at the dates thereof;

(k) other than as set forth in the Fairquest Disclosure Letter, as at the date hereof, there are no material contracts or agreements to which Fairquest is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Fairquest will, or may reasonably be expected to, result in a requirement of Fairquest to expend more than an aggregate of $500,000 or receive or be entitled to receive revenue of more than $1.0 million in either case in the next 12 months, or is out of the ordinary course of business of Fairquest or any of its subsidiaries, shall be considered to be material;

(l) Fairquest does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than Fairquest's share option plan and Fairquest's health benefit plan, and has made no agreements or promises with respect to any such plans;

(m) other than as set forth in the Fairquest Disclosure Letter, Fairquest does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Arrangement or other change of control of Fairquest and the Fairquest Disclosure Letter sets forth a list of all severance amounts, consulting contract termination obligations and/or retention bonuses that may be payable by Fairquest and Fairquest does not have any consulting agreements that are not terminable on more than one month's notice;

(n) other than as set forth in the Fairquest Disclosure Letter, Fairquest does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o) Fairquest has no subsidiaries and Fairquest is not affiliated with, nor is it a holding corporation of, any other body corporate or other entity;

(p) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Fairquest, no such proceeding is, to the knowledge of Fairquest, pending, contemplated or threatened and Fairquest is not in default of any requirement of any securities laws, rules or policies applicable to Fairquest or its securities;

(q) Fairquest has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Sprott Securities Inc. has been retained as Fairquest's exclusive financial advisors and independent valuator in connection with certain matters, including the transactions contemplated hereby and Fairquest has delivered to Fairborne current copies of all agreements between Fairquest and its financial advisors which could give rise to the payment of any fees to such financial advisors;

(r) Fairquest reasonably estimates that all transaction costs (the "**Fairquest Transaction Costs**") (including all legal, financial, engineering, accounting and other advisors of Fairquest and any other costs and expenses of Fairquest of the transaction contemplated hereby), other than Employee Amounts, will not exceed $0.8 million;

(s) Fairquest reasonably estimates that the aggregate of amounts ("**Employee Amounts**") payable by Fairquest under any obligations or liabilities of Fairquest to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Fairquest to officers, employees or consultants for severance, (assuming all such officers, employees and consultants are terminated at the Effective Time) termination or bonus payments on the change of control of Fairquest or pursuant to Fairquest's severance policy, will not exceed $1.15 million;

(t) there are no accrued bonuses payable to any officers, directors or employees of Fairquest;

(u) the board of directors of Fairquest has unanimously (with Richard A. Walls and Robert A. Maitland abstaining), endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to holders of the Fairquest Shares and has resolved to unanimously (with Richard A. Walls and Robert A. Maitland abstaining) recommend approval of the Arrangement by Fairquest Shareholders;

(v) Fairquest has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Fairquest which have not automatically expired by their terms;

(w) Fairquest, taken as a whole, currently holds less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or into the United States of less than U.S. $25 million in its most recently completed fiscal year;

(x) Fairquest is not a party to and, prior to the Effective Date, Fairquest will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Fairquest Shares or other securities of Fairquest or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement, other than the Employee Amounts and pursuant to the terms of Fairquest Options;

(y) to the knowledge of Fairquest, none of the Fairquest Shares are the subject of any escrow, voting trust or other similar agreement other than the Escrow Agreements;

(z) Fairquest does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures that have not yet been fully expended and renounced as at the date hereof and reflected in the Fairquest Financial Statements other than $10 million to be incurred prior to December 31, 2007 in respect of amounts renounced effective December 31, 2006;

(aa) Fairquest has authorizations for expenditures and other like commitments in an amount not in excess of $10 million and all such authorizations and commitments are set forth in the Fairquest Disclosure Letter;

(bb) to the knowledge of Fairquest, all accounts receivable in any material amount of Fairquest are collectible, subject to any provisions for bad debts as set forth in the Fairquest Financial Statements;

(cc) as at December 31, 2006, Fairquest had available for deduction against future taxable income, the tax pools as set forth in the Fairquest Disclosure Letter;

(dd) the properties and assets of Fairquest are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, it has not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(ee) Fairquest is not aware of any defects, failures or impairments in the titles to its oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Fairquest Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(ff) Fairquest is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its or its subsidiaries' properties or assets that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Fairquest;

(gg) to the knowledge of Fairquest:

(i) Fairquest has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on Fairquest;

(ii) Fairquest's assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Fairquest;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of Fairquest have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Fairquest; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Fairquest or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on Fairquest;

(hh) Fairquest made available to GLJ Petroleum Consultants Ltd. and Sproule Associates Limited (collectively, the "**Fairquest Engineer**") prior to issuance of the Fairquest Engineer's report in respect of Fairquest's and its subsidiaries' oil and natural gas reserves effective December 31, 2006 (the "**Fairquest Reserve Report**") for the purposes of preparing the Fairquest Reserve Report, all information requested by the Fairquest Engineer and all information material to an adequate determination of Fairquest's oil and gas reserves and, to the knowledge of Fairquest, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Fairquest has no knowledge of any material adverse change in any information provided to the Fairquest Engineer since the dates that such information was provided and Fairquest believes that the Fairquest Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Fairquest as at December 31, 2006 based upon information available at the time the Fairquest Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Fairquest's oil and natural gas reserves and assets from those described in the Fairquest Engineering Report, except as may have occurred through normal production;

(ii) the minute books, books of account and other records of Fairquest have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(jj) Fairquest is a "reporting issuer" in material compliance with all applicable securities laws of the Provinces of British Columbia, Alberta, Ontario and Quebec and the outstanding Fairquest Shares are listed on the TSX and Fairquest is in material compliance with the by-laws, policies and rules of such exchange;

(kk) as of the date of this Agreement, the Fairquest Shares are a class of securities not registered or required to be registered pursuant to Section 12 of the *United States Securities and Exchange Act of 1934*, as amended;

(ll) Fairquest is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act;

(mm) the principal offices of Fairquest are not located within the United States;

(nn) Fairquest is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended;

(oo) for purposes of this section 4.1, the following definitions shall apply:

(i) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Fairquest is required to pay, withhold or collect; and

(ii) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(pp) all Returns required to be filed by or on behalf of Fairquest have been duly filed on a timely basis (except the federal and provincial income tax returns for the tax period ended December 31, 2005) and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of Fairquest, no other Taxes are payable by Fairquest with respect to items or periods covered by such Returns;

(qq) Fairquest has paid or provided adequate accruals in the Fairquest Financial Statements for the period ended December 31, 2006 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(rr) no material deficiencies exist or have been asserted with respect to Taxes; Fairquest is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Fairquest or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Fairquest; the Returns of Fairquest have never been audited by a government or taxing authority, nor is any such audit in process, or to the knowledge of Fairquest, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by Fairquest or an adjustment to Fairquest's tax pools;

(ss) Fairquest has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Fairquest has remitted all Canada

Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Fairquest has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Fairquest;

(tt) to the knowledge of Fairquest, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of Fairquest, there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets;

(uu) no director, officer, employee, insider or other non-arm's length party to Fairquest (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Fairquest that will be effective after the Effective Date;

(vv) no director, officer, employee, insider of Fairquest or other non-arm's length party to Fairquest is indebted to Fairquest;

(ww) Fairquest is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days;

(xx) there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Fairquest is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Fairquest in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Fairquest from engaging in its business or from competing with any person or in any geographic area;

(yy) Fairquest does not have any rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $250,000 in the aggregate, under any agreements to purchase or sell that have not closed;

(zz) to the knowledge of Fairquest, Fairquest has not withheld from Fairborne any material information or documents concerning Fairquest or any of its assets or liabilities during the course of Fairborne's review of Fairquest and its assets;

(aaa) Fairquest is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to Fairquest's by-laws and standard indemnity agreements, pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature and indemnities contained in flow-through subscription agreements), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation;

(bbb) the policies of insurance in force at the date hereof naming Fairquest as an insured are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(ccc) as at the Agreement Date, Fairquest's net debt, including working capital, did not exceed $42 million; and

(ddd) Fairquest has not negotiated any Take-over Proposal (as defined in section 6.1 hereof) with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Fairquest in relation to any proposed, possible or actual Take-over Proposal to any person who

has not entered into a confidentiality agreement. Fairquest has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Fairquest has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Fairquest.

4.2 Representations and Warranties of the Trust and Fairborne

Fairborne and the Trust each represent and warrant to and in favour of Fairquest as follows and acknowledge that Fairquest is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of the Trust and the Fairborne Subsidiaries is duly incorporated, amalgamated or formed under the laws of its jurisdiction of incorporation, amalgamation or formation and has the requisite corporate, trust or partnership, as the case may be, power and capacity to carry on its business as it is now being conducted. Each of the Trust and the Fairborne Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Trust;

(b) each of the Trust and Fairborne has the requisite corporate or trust (as the case may be) power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement by each of the Trust and Fairborne and the consummation by Fairborne of the transactions contemplated hereby have been duly authorized by Fairborne's board of directors and no other corporate or trust (as the case may be) proceedings on the part of the Trust or Fairborne are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Trust Information and approval of the terms of the Notes (as defined in the Plan of Arrangement) and any supplemental indenture related thereto or herein); this Agreement has been duly executed and delivered by each of the Trust and Fairborne and constitutes the legal, valid and binding obligation thereof enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by the Trust and Fairborne, the issuance of the Trust Units by the Trust pursuant to the Arrangement, the consummation by the Trust and Fairborne of the transactions contemplated hereby nor compliance by the Trust and Fairborne with any of the provisions hereof will: (i) subject to receipt of the consent of Fairborne's bankers to the Arrangement and related transactions (if required), violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Trust or Fairborne or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of the Trust or any of the Fairborne Subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Trust or any of the Fairborne Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Trust or any of the Fairborne Subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Trust or any of the Fairborne Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Trust and would not have a material adverse affect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on the Trust;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to the Trust's or Fairborne's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Trust or Fairborne in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the Trust and would not have a material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby;

(e) the authorized capital of the Trust consists of an unlimited number of Trust Units and Special Voting Rights, of which, as at March 10, 2007, not more than 47,762,125 Trust Units are issued and outstanding and Special Voting Rights are outstanding in connection with outstanding Exchangeable Shares. As at March 10, 2007, 499,227 restricted units and 629,950 performance units have been granted and are outstanding pursuant to the Trust's unit incentive plan and, except as set forth above, and other than: (i) Trust Units issuable pursuant to the restricted units and performance units granted under the Trust's unit incentive plan; (ii) 5,485,153 Trust Units issuable on conversion or exchange of 4,552,183 Exchangeable Shares (based on the exchange ratio in effect on such date); and (ii) Trust Units issuable pursuant to the Convertible Debentures, there are no outstanding securities of the Trust or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any securities of the Trust or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Trust of any securities of the Trust or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust; and all outstanding Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise of outstanding restricted units, performance units and Exchangeable Shares in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) as at the date hereof, the authorized share capital of Fairborne consists of an unlimited number of common shares, an unlimited number of exchangeable shares, issuable in series, and an unlimited number of Exchangeable Shares, of which the outstanding common shares are all owned by the Trust and 4,552,183 Exchangeable Shares are issued and outstanding. As at March 10, 2007, each Exchangeable Share is exchangeable at the election of the holder thereof into 1.20495 Trust Units. Except as set forth above, there are no securities of Fairborne outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Fairborne of any securities of Fairborne or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairborne, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Fairborne. All outstanding common shares of Fairborne and Exchangeable Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(g) the Trust has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by the Trust, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Fairborne has not filed any confidential material change reports which continue to be confidential;

(h) the Trust does not have any subsidiaries other than the Fairborne Subsidiaries; the Trust directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Fairborne Subsidiaries (with the exception of the Exchangeable Shares) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Fairborne Subsidiaries;

(i) since December 31, 2006, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that would result in Material Adverse Change or have a Material Adverse Effect to the Trust); (ii) the Trust and each of the Trust Subsidiaries has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Trust (on a consolidated basis) has been incurred other than in the ordinary and normal course of business;

(j) the data and information in respect of the Trust and the Trust Subsidiaries and their respective assets, reserves, liabilities, business and operations provided by Fairborne or its advisors to Fairquest or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(k) there are no actions, suits, proceedings or inquiries, including, to the knowledge of Fairborne, pending or threatened against or affecting the Trust or the Fairborne Subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect on the Trust, or may in any way have a Material Adverse Effect on the Trust or have a material adverse effect on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby;

(l) the Trust Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of the Trust and its subsidiaries, on a consolidated basis, at the dates thereof and the results of the operations of the Trust and its subsidiaries, on a consolidated basis, for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and its subsidiaries on a consolidated basis as at the dates thereof;

(m) each of Fairborne and the other Fairborne Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on the Trust; the assets of Fairborne and the other Fairborne Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by them except where the failure to so comply would not have a Material Adverse Effect on the Trust;

(n) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust, no such proceeding is, to the knowledge of the Trust and Fairborne, pending, contemplated or threatened and the Trust and Fairborne are not in default of any requirement of any securities laws, rules or policies applicable to the Trust or its securities;

(o) the Trust's and the Fairborne Subsidiaries' properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its bankers as security for its bank credit facilities and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, none of them has done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has any of them done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(p) the Trust and Fairborne are not aware of any defects, failures or impairments in the titles to any of the Fairborne Subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Fairborne Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(q) the board of directors of Fairborne have reserved and allotted a sufficient number of Trust Units as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such Trust Units will be validly issued as fully paid and non-assessable to previous holders of Fairquest Shares pursuant to the Arrangement;

(r) the minute books, books of account and other records of the Trust and the Fairborne Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(s) the Trust is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the outstanding Trust Units are listed on the TSX and the Trust is in material compliance with the by-laws, policies and rules of such exchange;

(t) the Trust and Fairborne are not aware of, and have not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on the properties or assets of Fairborne or the other Fairborne Subsidiaries that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to the Trust or the other Fairborne Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on the Trust;

(u) to the knowledge of the Trust and Fairborne (after due inquiry):

(i) each of Fairborne and the other Fairborne Subsidiaries has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on the Trust:

(ii) each of Fairborne and the other Fairborne Subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on the Trust;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of each of Fairborne and the other Fairborne Subsidiaries have been reported to the appropriate governmental entity to the extent required by environmental laws and have been disclosed in writing to Fairquest prior to the date hereof, except where such failure to report would not result in a Material Adverse Effect on the Trust; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Fairborne and the other Fairborne Subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on the Trust;

(v) Fairborne made available to GLJ Petroleum Consultants Ltd. and Sproule Associates Limited (collectively, the "**Fairborne Engineer**") prior to issuance of the Fairborne Engineer's report in respect of Fairborne's oil and natural gas reserves effective December 31, 2006 (the "**Fairborne Reserve Report**") for the purposes of preparing the Fairborne Reserve Report, all information requested by the Fairborne Engineer and all information material to an adequate determination of Fairborne's oil and gas reserves and, to the knowledge of Fairborne, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta); Fairborne has no knowledge of any material adverse change in any information provided to the Fairborne Engineer since the dates that such information was provided and Fairborne believes that the Fairborne Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Fairborne as at December 31, 2006 based upon information available at the time the Fairborne Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Fairborne's oil and natural gas reserves and assets from those described in the Fairborne Engineering Report, except as may have occurred through normal production;

(w) to the knowledge of the Trust and Fairborne, neither the Trust nor Fairborne has withheld from Fairquest any material information or documents concerning the Trust or its assets or liabilities during the course of Fairquest's review of the Trust and its assets; and

(x) the Trust Units to be issued in connection with the Arrangement will be issued in accordance with Applicable Laws and will be freely tradeable by the holders thereof in the provinces of Canada subject to the provisions of Section 2.6 of National Instrument 45-102.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to the Outside Date, the Interim Order shall have been granted in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Fairquest, the Trust and Fairborne, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the Fairquest Shareholders on or prior to the Outside Date, in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, duly approving the Arrangement in accordance with the Interim Order, the Rules and the rules or requirements of the TSX;

(c) on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to the Trust, Fairborne and Fairquest, acting reasonably;

(d) the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably;

(e) the Arrangement shall have become effective on or prior to the Outside Date;

(f) either: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; (ii) a "no action letter" satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of the Trust, Fairborne and Fairquest, acting reasonably; or (iii) the relevant waiting period in Section 123 of the Competition Act shall have expired or been waived and, in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(g) all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Trust, Fairborne and Fairquest, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(h) receipt of the consent of Fairborne's bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust, Fairborne and Fairquest, each acting reasonably, if required;

(i) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j) the Valuation shall have been delivered on or before the Mailing Date.

The foregoing conditions are for the mutual benefit of Fairquest on the one hand and Fairborne and the Trust on the other hand and may be asserted by Fairquest and by Fairborne and the Trust regardless of the circumstances and may be waived by Fairquest and Fairborne and the Trust in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairquest or Fairborne and the Trust may have.

5.2 Conditions to Obligation of Fairquest

The obligation of Fairquest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the covenants, acts and undertakings of Fairborne and the Trust to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Fairborne and the Trust;

(b) the Trust and Fairborne shall have furnished Fairquest with:

(i) certified copies of the resolutions duly passed by the board of directors of Fairborne approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions duly passed by the board of directors of Fairborne conditionally allotting the aggregate number of Trust Units that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(c) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of the Trust and Fairborne contained in section 4.2 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Trust and Fairborne shall have complied in all material respects with its covenants in this Agreement and Fairquest shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of Fairborne and another senior officer thereof acceptable to Fairquest, acting reasonably, acting solely on behalf of the Trust and Fairborne and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Fairquest shall have no knowledge to the contrary;

(d) there shall not have occurred any Material Adverse Change in respect of the Trust after the date hereof or prior to the Effective Date which has not been publicly disclosed prior to the Agreement Date or disclosed to Fairquest in writing prior to the Agreement Date;

(e) the Trust shall have entered into a supplemental indenture in accordance with the terms of the warrant indenture pursuant to which the Warrants are issued such that holders of the Warrants will, after the Effective Date, have a right to acquire Trust Units, rather than Fairquest Shares, adjusted to give effect to the Arrangement; and

(f) the Trust shall have entered into an agreement with Fairquest to issue to Fairquest in exchange for subordinated unsecured notes in form and substance satisfactory to the Trust and Fairquest, in connection with the issuance of Trust Units on exercise of the Performance Shares, to satisfy the requirement pursuant to the terms of the Performance Shares to issue Trust Units, instead of Fairquest Shares on conversion thereof after the Effective Time.

The conditions in this section 5.2 are for the exclusive benefit of Fairquest and may be asserted by Fairquest regardless of the circumstances or may be waived by Fairquest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairquest may have.

5.3 Conditions to Obligation of the Trust and Fairborne

The obligation of the Trust and Fairborne to consummate the transactions contemplated hereby, and in particular the issue of Trust Units is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts, covenants and undertakings of Fairquest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Fairquest;

(b) Fairquest shall have furnished the Trust and Fairborne with:

(i) certified copies of the resolutions duly passed by the board of directors of Fairquest approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Fairquest Meeting and recommending that Fairquest Shareholders vote in favour of the Arrangement; and

(ii) certified copies of the Arrangement Resolution, duly passed at the Fairquest Meeting, approving the Arrangement in accordance with the Interim Order;

(c) Fairquest shall have mailed the Information Circular and other documentation required in connection with the Fairquest Meeting on or before May 20, 2007;

(d) receipt of the consent of Fairquest's bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust and Fairborne, each acting reasonably;

(e) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of Fairquest contained in section 4.1 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Fairquest shall have complied in all material respects with its covenants in this Agreement and the Trust and Fairborne shall have received a certificate to that effect dated the Effective Date of the President and Chief Executive Officer of Fairquest and another senior officer thereof acceptable to the Trust or Fairborne, acting reasonably, acting solely on behalf of Fairquest and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and the Trust and Fairborne shall have no knowledge to the contrary;

(f) the board of directors of Fairquest shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) in a manner materially adverse to the Trust or Fairborne or the completion of the Arrangement;

(g) holders of not greater than 5% of the outstanding Fairquest Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h) prior to the Mailing Date each of the directors and officers of Fairquest (other than those agreed to by Fairborne) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) together with mutual releases in favour of Fairquest, the Trust and Fairborne, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to Fairborne, acting reasonably;

(i) there shall not have occurred any Material Adverse Change in respect of Fairquest after the date hereof or prior to the Effective Date which has not been publicly disclosed prior to the Agreement Date or disclosed to the Trust and Fairborne in writing prior to the Agreement Date; and

(j) immediately prior to the effective time of the Arrangement, the Trust and Fairborne shall be satisfied there shall not be more than 40,234,593 Fairquest Shares outstanding (prior to the exercise of any Warrants, Performance Shares or Options) and 46,644,981 Fairquest Shares outstanding (assuming the exercise of all Warrants, Performance Shares (based on the last closing price of the Fairquest Shares prior to the Agreement Date and adjusted for the exchange ratio pursuant to the Arrangement) and Options are exercised) and the Trust and Fairborne shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Fairquest Shares.

The conditions described in this section 5.3 are for the exclusive benefit of the Trust and Fairborne and may be asserted by Fairborne regardless of the circumstances or may be waived by the Trust or Fairborne in their respective sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairborne may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Fairquest, the Trust and Fairborne shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party

hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three (3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
NON-COMPLETION FEE

6.1 Non-Completion Fee Payable by Fairquest

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the board of directors of Fairquest (i) fails to recommend that holders of Fairquest Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) hereof in a manner adverse to the Arrangement or to Fairborne, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) hereof upon request from time to time by Fairborne to do so;

(b) the board of directors of Fairquest shall have recommended that holders of Fairquest Shares deposit their Fairquest Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;

(c) Fairquest accepts, recommends, approves or enters into an agreement with respect to a Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(v) hereof) prior to completion of the Arrangement;

(d) prior to the date of the Fairquest Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Fairquest Shares or to Fairquest and: (i) at the date of the Fairquest Meeting such Take-Over Proposal shall not have expired or been withdrawn; (ii) the Arrangement is not approved by holders of the Fairquest Shares at the Fairquest Meeting; and (iii) such Take-Over Proposal is consummated within 12 months of the date of the Fairquest Meeting;

(e) Fairquest is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Fairquest or materially impedes the completion of the Arrangement, and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Fairquest is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Fairquest or materially impede the completion of the Arrangement, and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

Fairquest shall pay an amount equal to $5.0 million plus G.S.T. (the "**Fairquest Non-Completion Fee**"), in immediately available funds to or to an account designated by Fairborne within two (2) Business Days after the first to occur of one of the events described above. On the date of the earliest event described above in this section 6.1, Fairquest shall be deemed to hold such sum in trust for Fairborne. For greater certainty, the Fairquest Non-Completion Fee shall only be required to be paid to Fairborne once pursuant to the foregoing provisions.

In the event that a Take-Over Proposal is announced or made, as contemplated by section 6.1(d), Fairquest agrees, within two (2) Business Days thereof, to use its reasonable best efforts to deliver to Fairborne an irrevocable letter of credit, in form and substance satisfactory to Fairborne, payable by a Canadian chartered bank in the amount of the Fairquest Non-Completion Fee and which may be immediately drawn upon by Fairborne if the Fairquest Non-Completion Fee is payable or such other form of security as is satisfactory to Fairborne.

For the purpose of this section 6.1, "**Take-Over Proposal**" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Fairquest Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Fairquest, or any proposal, offer or agreement to acquire 20% or more of the assets of Fairquest.

6.2 Non Completion Fee Payable by Fairborne

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the Trust or Fairborne is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impedes the completion of the Arrangement, and the Trust or Fairborne, as the case may be, fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b) the Trust or Fairborne is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impede the completion of the Arrangement, and the Trust or Fairborne, as the case may be, fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

Fairborne shall pay an amount equal to $5.0 million plus G.S.T. (the "**Fairborne Non Completion Fee**"), in immediately available funds to Fairquest or to an account designated by Fairquest within two (2) Business Days of the first to occur of the events described above. On the date of the earliest event described above in this section 6.2, Fairborne shall be deemed to hold such sum in trust for Fairquest. For greater certainty, the Fairborne Non Completion Fee shall only be required to be paid to Fairquest once pursuant to the foregoing provisions.

6.3 Liquidated Damages

Fairquest and Fairborne acknowledge and agree that all of the payment amounts set out in sections 6.1 and 6.2 are payments of liquidated damages which are a genuine pre estimate of the damages which the party

entitled to such damages will suffer or incur as a result of the event giving rise to such damages and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this section 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1 Transitional Provisions

In connection with the implementation of the Arrangement, Fairquest shall cooperate with Fairborne to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use reasonable commercial efforts to obtain a waiver or consent from) Fairquest shall provide access to its offices to officers and employees of Fairborne during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Fairquest shall consult with the officers of Fairborne (as they may reasonably request) in respect of the day-to-day operations of Fairquest. Fairquest shall provide to Trust information which will allow Fairborne, subject to the Fairquest Confidentiality Agreement, to enable Fairborne to quickly and efficiently integrate the business and affairs of Fairquest with Fairborne on completion of the Arrangement and in connection therewith shall permit:

(a) Fairborne and its representatives to have reasonable access to Fairquest's premises, field operations, records, computer systems and employees;

(b) Fairborne and its representatives to interview employees of Fairquest for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c) Fairborne and its representatives to be informed of the operations of Fairborne to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) the Trust or Fairborne, addressed to:

3400, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Steven R. VanSickle, President and Chief Executive Officer
Telecopier: (403) 290-7724

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Telecopier: (403) 260-0330

(b) Fairquest, addressed to:

3400, 450 – 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Gary Aitken, Chairman of the Special Committee
Telecopier: (403) 290-7724

with a copy to:

Blake, Cassels & Graydon LLP
3500 Bankers Hall East
855 - 2nd Street S.W.
Calgary Alberta
T2P 4J8

Attention: Mr. Scott R. Cochlan
Fax: (403) 260-9700

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Fairquest Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Trust Units to be received by Fairquest Shareholders pursuant to the Arrangement without approval by the Fairquest Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual written agreement of the Trust, Fairborne and Fairquest without further action on the part of the shareholders of Fairquest;

(b) Notwithstanding any other rights contained herein, the Trust or Fairborne may terminate this Agreement upon written notice to Fairquest if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to the Trust or Fairborne, acting reasonably, or has not been granted on or prior to the Outside Date, or, if issued, has been set aside or modified in a manner unacceptable to the Trust or Fairborne, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Fairquest Shareholders in accordance with the terms of the Interim Order, the Rules and the rules or requirements of the TSX on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to the Trust or Fairborne, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to the Trust or Fairborne, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Fairquest Non-Completion Fee is payable in accordance with section 6.1 hereof;

(vi) the Fairborne Non Completion Fee is payable in accordance with section 6.2 hereof and is paid by Fairborne;

(vii) the board of directors of Fairquest changes, withdraws or modifies its unanimous recommendation to Fairquest Shareholders to vote in favour of the Arrangement in a manner materially adverse to completion of the Arrangement;

(viii) a Material Adverse Change in respect of Fairquest shall have occurred;

(ix) Fairquest shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Fairquest or on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from the Trust or Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(x) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by the Trust or Fairborne, including those set forth in section 5.1 or 5.3 hereof.

(c) Notwithstanding any other rights contained herein, Fairquest may terminate this Agreement upon written notice to the Trust and Fairborne if;

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Fairquest, acting reasonably, or has not been granted on or prior to the Outside Date or if issued,

has been set aside or modified in a manner unacceptable to Fairquest, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Fairquest Shareholders in accordance with the terms of the Interim Order and the Rules on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to Fairquest, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Fairquest, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Fairborne Non Completion Fee is payable in accordance with section 6.2 hereof;

(vi) the Fairquest Non-Completion Fee is payable in accordance with section 6.1 hereof and is paid by Fairquest;

(vii) a Material Adverse Change in respect of the Trust shall have occurred;

(viii) the Trust or Fairborne shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on the Trust or on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby and the Trust or Fairborne fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix) upon any other circumstances hereunder that give rise to a termination of this Agreement by Fairquest, including those set forth in sections 5.1 and 5.2 hereof.

(d) If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Fairquest, the Trust or Fairborne, as the case may be, or their agents. Except for the obligations set forth in sections 6.1, 6.2, 10.3 and 10.5 hereof (provided in the case of sections 6.1 and 6.2, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2 Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3 Privacy Matters

(a) For the purposes of this section 10.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments,

orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a *bona fide* need to access to such information in order to complete the Arrangement.

(g) Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in

connection with this Agreement and will return to the requesting party or, at the requesting party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

10.4 Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other parties as to the wording of such disclosure prior to its being made.

10.5 Costs

Except as contemplated herein (including section 6.1 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby except in respect of the application relating hereto under the Competition Act which will be paid as to 50% by Fairborne and 50% by Fairquest.

10.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8 Time of Essence

Time shall be of the essence of this Agreement.

10.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta (except those relating to conflict of laws principles). Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of

the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.10 Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11 Contracts of the Trust

The parties hereto acknowledge, that in addition to entering this Agreement in its own right, Fairborne is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the trustee of the Trust or any of the unitholders of the Trust such that any recourse against the Trust, the trustee of the Trust or Fairborne or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture, as amended, restated or replaced from time to time.

10.12 Counterparts

This Agreement may be executed in counterparts and may be executed by facsimile or other electronic means, and each of such counterparts shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

FAIRBORNE ENERGY TRUST, by its Administrator,
FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Gary F. Aitken"*

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the agreement dated as of March 11, 2007, among the Trust, Fairborne and Fairquest with respect to the Arrangement and all amendments thereto;

(d) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been made;

(e) "**business day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(f) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g) "**Court**" means the Court of Queen's Bench of Alberta;

(h) "**Depositary**" means Computershare Investor Services Inc. or such other person as may be designated by Fairborne and its officers set out in the Letter of Transmittal;

(i) "**Dissent Rights**" means the right of a Fairquest Shareholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

(j) "**Dissenting Shareholders**" means registered holders of Fairquest Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(k) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(l) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(m) "**Fairborne**" means Fairborne Energy Ltd., a corporation amalgamated under the ABCA;

(n) "**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the ABCA;

(o) "**Fairquest Shares**" means the common shares in the capital of Fairquest and "**Fairquest Shareholders**" means the holders from time to time of Fairquest Shares;

(p) **"Final Order"** means the order of the Court approving this Arrangement under Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q) **"Information Circular"** means the management information circular and proxy statement of Fairquest to be sent by Fairquest to the Fairquest Shareholders in connection with the Meeting;

(r) **"Interim Order"** means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Fairquest Shares pursuant to which holders of Fairquest Shares are required to deliver certificates representing Fairquest Shares;

(t) **"Meeting"** means the annual and special meeting of holders of Fairquest Shares to be held to consider the Arrangement and related and other matters, and any adjournment thereof;

(u) **"Note Indenture"** means the note indenture between Fairborne and Computershare Trust Company of Canada dated as of June 1, 2005 (as amended), subject to such amendments, deletions and changes thereto as may be determined by Fairborne and the Trust prior to the Effective Time;

(v) **"Notes"** means the unsecured, subordinated promissory notes issued pursuant to the Note Indenture (as it may be amended or supplemented), bearing interest and repayable at such times as determined by the Trust and Fairborne prior to the Effective Time, such terms to be set forth in the Note Indenture or a supplemental indenture thereto entered into on or prior to the Effective Time;

(w) **"Registrar"** means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(x) **"Trust"** means Fairborne Energy Trust, a trust formed under the laws of the Province of Alberta;

(y) **"Trust Unit"** means a trust unit of the Trust; and

(z) **"Trust Unit Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the Toronto Stock Exchange over the five consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Fairquest Shares; (ii) Fairborne; (iii) the Trust; and (iv) Fairquest.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Fairquest Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Fairborne (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Fairquest other than the right to be paid the fair value of their Fairquest Shares in accordance with Article 4;

(b) the Trust shall issue to Fairborne a number of Trust Units equal to 0.39 times the number of issued and outstanding Fairquest Shares (other than those held by Dissenting Shareholders) at the Effective Time;

(c) Fairborne shall issue Notes to the Trust for the Trust Units issued pursuant to Section 3.1(b) in the aggregate principal amount equal to the Trust Unit Weighted Average Trading Price multiplied by the total number of Trust Units issued pursuant to Section 3.1(b); and

(d) Subject to Section 5.6, each issued and outstanding Fairquest Share (other than those held by Dissenting Shareholders) shall be transferred to Fairborne in exchange for 0.39 of a Trust Unit.

3.2 With respect to each holder of Fairquest Shares (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of Fairquest Shares for Trust Units pursuant to Section 3.1(d):

(i) such former holder of Fairquest Shares shall be added to the register of holders of Trust Units;

(ii) such holder shall cease to be a holder of the Fairquest Shares so exchanged and the name of such holder shall be removed from the register of holders of Fairquest Shares as it relates to the Fairquest Shares so exchanged; and

(iii) Fairborne shall become the holder of the Fairquest Shares so exchanged and shall be added to the register of holders of Fairquest Shares.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1 Each registered holder of Fairquest Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Fairquest Shares and shall only be entitled to be paid the fair value of the holder's Fairquest Shares by Fairborne. A Dissenting Shareholder who is paid the fair value of the holder's Fairquest Shares, shall be deemed to have transferred the holder's Fairquest Shares to Fairborne at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Fairquest Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Fairquest Shares notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Fairquest Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Fairquest Shares at the Meeting; but in no event shall Fairquest or Fairborne be required to recognize such Dissenting Shareholder as a shareholder of Fairquest or Fairborne after the Effective Time and the name of such holder shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Fairquest Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairquest Shares represented by such certificates.

5.2 Fairborne shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fairquest Shares of a duly completed Letter of Transmittal and the certificates representing such Fairquest Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal ; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fairquest Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, Fairborne and Fairquest and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, Fairborne and Fairquest and their respective transfer agents, or shall otherwise indemnify the Trust, Fairborne and Fairquest and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver

to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Fairquest Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Trust Units (and any distributions thereon). In such case, such Trust Units shall be returned to Fairborne and any distributions in respect of Trust Units shall be returned to the Trust.

5.6 No certificates representing fractional Trust Units shall be issued under this Arrangement. In lieu of any fractional Trust Unit, each registered Fairquest Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 The Trust, Fairborne and Fairquest may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Fairquest Shares, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Trust, Fairborne or Fairquest at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 The Trust, Fairborne and Fairquest may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 In addition, any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time but shall only be effective if it is consented to by each of the Trust, Fairborne and Fairquest, provided that it concerns a matter which, in the reasonable opinion of the Trust, Fairborne and Fairquest, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Fairquest Shares.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **Fairborne Energy Trust**

Fiscal year end date used to calculate capitalization: **December 31, 2006**

Market value of listed or quoted securities: TRUST UNITS

Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	47,676,537(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	13.55 (ii)	
Market value of class or series	(i) x (ii) =	646,017,076 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of listed or quoted securities: CONVERTIBLE DEBENTURES

Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	100,000(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	967.50 (ii)	
Market value of class or series	(i) x (ii) =	96,750,000 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of listed or quoted securities: EXCHANGEABLE SHARES

Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	4,622,016(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	15.73 (ii)	
Market value of class or series	(i) x (ii) =	72,704,312 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities: EXCHANGEABLE SHARES
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) ______ (C)

(Repeat for each class or series of securities)

(D)

Capitalization
(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = 815,471,388

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) 20,500

New reporting issuer's reduced participation fee (if applicable)
(See section 2.6 of the Rule)

Participation Fee X Number of entire months remaining in the issuer's fiscal year
_____________________________________ = ______
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Aaron G. Grandberg, Vice President Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

Aaron G. Grandberg
Chief Financial Officer
Fairborne Energy Trust

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust



FAIRBORNE ENERGY TRUST ANNOUNCES FILING OF ITS 2006 YEAR END DISCLOSURE DOCUMENTS

March 28, 2007
Calgary, Alberta

Fairborne Energy Trust ("Fairborne") (TSX – FEL.UN) today filed its Annual Information Form which includes Fairborne's reserves data and other oil and gas information for the year ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Fairborne has also filed its audited financial statements for the year ended December 31, 2006 and related management discussion and analysis with Canadian Securities Regulatory Authorities. Copies of Fairborne's 2006 disclosure documents may be obtained at www.sedar.com or by contacting Fairborne.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR MAY 15, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

April 16, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of April 2007. The distribution will be paid on May 15, 2007 to Unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.22101 to 1.23378. This increase will be effective on April 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	March 31, 2007
Opening Exchange Ratio:	1.22101
Fairborne Energy Trust Distribution per Unit:	$0.09
Fiveday Weighted Average Trading Price of FEL.UN (prior to the end of March):	$8.60
Increase in Exchange Ratio (**):	0.01277
Effective Date of the Increase in Exchange Ratio:	April 15, 2007
Exchange Ratio as of the Effective Date:	1.23378

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Fiveday Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are

included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

Fairborne Energy Trust
File No: 82-34863



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on May 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management, including on any ballot that may be called for.

Fold

6. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 p.m., Calgary time, on May 23, 2007.

Appointment of Proxyholder

The undersigned holder ("Unitholder") of trust units ("**Units**") of Fairborne Energy Trust (the "**Trust**") hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy Ltd. ("**Fairborne Energy**"), or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, both of the City of Calgary, in the Province of Alberta,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 25, 2007 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fixing the Number of Directors

Fixing the number of directors of Fairborne Energy to be elected at the Meeting at six (6) members

For ☐ Against ☐

2. Election of Directors

The election as directors of Fairborne Energy for the ensuing year of the six (6) nominees proposed by management in the Trust's Information Circular – Proxy Statement dated April 25, 2007 (the "**Information Circular**")

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

Fold

3. Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such

For ☐ Withhold ☐

4. Amendments to the Trust's Restricted Unit and Performance Unit Incentive Plan

To pass, with or without variation, an ordinary resolution approving certain amendments to the Trust's restricted unit and performance unit incentive plan, as more particularly described in the Information Circular

For ☐ Against ☐

Fold

5. Other Business

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 2 5 9 2 8 A R 0 P V T Q

FAIRBORNE ENERGY TRUST

**VOTING DIRECTION FOR
HOLDERS OF EXCHANGEABLE SHARES
OF FAIRBORNE ENERGY LTD.**

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Fairborne Energy Ltd. has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the annual and special meeting of the unitholders of Fairborne Energy Trust (the "Trust") to be held on May 25, 2007 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or AGAINST** ☐ fixing the number of directors of Fairborne Energy Ltd. ("Fairborne Energy") to be elected as a result of the Meeting at 6 members; **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election as directors of Fairborne Energy for the ensuing year of the 6 nominees proposed by management in our information circular – proxy statement dated April 25, 2007 the ("Information Circular"); **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as the Trust's auditors and to authorize the directors to fix their remuneration as such; and **FOR** ☐ **or AGAINST** ☐ the ordinary resolution approving certain amendments to the Trust's restricted unit and performance unit incentive plan, as more particularly described in the Information Circular.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The Holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Management as Proxy** The Holder hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy, or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ____________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.	

DATED: ____________________, 2007.

____
Signature of Holder

____
Name of Holder (please print)

____
Name of Exchangeable Shares held (please print)

(Number of votes is equal to the number of Exchangeable Shares held multiplied by the Exchange Ratio as at April 5, 2007 or 1.23378)

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and is received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 not less than 48 hours before the time for holding the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. This proxy is solicited on behalf of management of Fairborne Energy.

7. A Holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

FAIRBORNE ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on May 25th, 2007

The annual and special meeting (the "**Meeting**") of the unitholders of Fairborne Energy Trust will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta on, May 25th, 2007 at 3:00 p.m. (Calgary time) to:

1. receive and consider our consolidated comparative financial statements for the year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors of Fairborne Energy Ltd. ("**Fairborne**") to be elected at the Meeting at six (6) members;

3. elect directors of Fairborne;

4. appoint our auditors and to authorize the directors to fix their remuneration as such;

5. to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the information circular and proxy statement of Fairborne dated April 25, 2007 (the "**Information Circular**"), to approve certain amendments to Fairborne's Restricted Unit and Performance Unit Incentive Plan, all as more particularly described in the Information Circular; and

6. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

Only unitholders of record at the close of business on April 5, 2007 will be entitled to vote at the Meeting even though the unitholder has since that time disposed of his or her units, and no unitholder becoming such after that time will be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 25th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF FAIRBORNE ENERGY LTD.

(signed) "Steven R. VanSickle"
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

Aaron G. Grandberg
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven R. VanSickle, Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

Steven R. VanSickle
Chief Executive Officer

Q1/07

May 9, 2007 - Fairborne Energy Trust – First Quarter Financial and Operating Results

	Three months ended March 31,		
	2007	2006	Change
FINANCIAL ($thousands, except per unit amounts)			
Petroleum and natural gas sales	**49,666**	54,789	(9%)
Funds generated from operations	**26,033**	28,624	(9%)
Per unit – basic	**$0.55**	$0.62	(11%)
Per unit – diluted	**$0.48**	$0.54	(11%)
Cash flow from operations (including changes in working capital)	**27,750**	29,579	(6%)
Per unit - basic	**$0.59**	$0.64	(8%)
Per unit - diluted	**$0.52**	$0.56	(7%)
Net income	**7,160**	10,859	(34%)
Per unit – basic	**$0.15**	$0.23	(35%)
Per unit – diluted	**$0.15**	$0.23	(35%)
Exploration and development expenditures	**27,868**	29,232	(5%)
Working capital surplus	**7,093**	35	n/a
Bank indebtedness	**119,645**	153,933	(22%)
Convertible debentures	**90,819**	–	–
OPERATIONS (Units as noted)			
Average production			
Natural gas *(Mcf per day)*	**45,060**	46,472	(3%)
Crude oil *(bbls per day)*	**2,396**	2,575	(7%)
Natural gas liquids *(bbls per day)*	**402**	384	5%
Total *(BOE per day)*	**10,308**	10,705	(4%)
Average sales price			
Natural gas *($ per Mcf)*	**8.49**	8.99	(6%)
Crude oil *($ per bbl)*[1]	**64.19**	64.41	–
Natural gas liquids *($ per bbl)*	**37.91**	51.30	(26%)
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales[1]	**53.87**	56.87	(5%)
Royalties	**(9.48)**	(12.87)	(26%)
Transportation	**(1.08)**	(2.15)	(50%)
Operating expenses	**(9.90)**	(8.65)	–
Operating netback	**33.41**	33.20	1%
Wells drilled *(gross)*	**27**	25	8%
Undeveloped land *(net acres)*	**168,852**	184,929	(9%)

(1) Excludes unrealized loss on derivatives.

FIRST QUARTER HIGHLIGHTS

- Announced the proposed acquisition of Fairquest Energy Limited on March 12, which, when completed, will significantly increase the Trust's working interest in its core Columbia/Harlech area.
- Strong cash flow of $26 million in the first quarter ($0.48 per unit, diluted) was essentially unchanged from the fourth quarter of 2006.
- Realized gas price of $8.49 per Mcf for the quarter, representing a 15% premium to AECO daily prices.
- First quarter netback of $33.41 is reflective of the Trust's quality production including light oil, high heat content natural gas and natural gas liquids.
- Current production of 10,500 BOE per day is higher than the quarterly average reflecting tie-ins which occurred late in the quarter and minor facility interruptions during the first quarter at Wild River and Saddle Hills.
- Capital expenditures of $27.9 million (59% directed towards drilling and completions) resulted in nine (4.1 net) natural gas wells, 17 (12.1 net) coal bed methane wells, and one (0.5 net) dry hole.
- Significant infrastructure projects completed in the first quarter included the addition of 37 MMcf per day of compression (Harlech, Wild River, Clive) as well as a major pipeline project at West Pembina.
- Signed letter of intent for supply of the required amount of CO_2 for the miscible flood of the Trust's Clive property.

FAIRQUEST ACQUISITION

On March 12, 2007 the Trust announced the proposed acquisition of Fairquest Energy Limited. The acquisition will be financed by issuing approximately 15.9 million Trust units to Fairquest shareholders and the assumption of approximately $45 million of net debt at closing. The Fairquest shareholder vote is scheduled for May 30, 2007 with closing scheduled for June 4, 2007.

This acquisition provides a unique opportunity for the Trust to increase its interest in the Columbia/Harlech area where Fairquest has drilled 18 wells over the past two years and significantly lowered the risk profile of the area in general. The acquisition includes significant exploitation potential in the Harlech area as well as exploration lands on the same trend as well as a large acreage position in the Marsh/Lambert/Pedley areas of the deep basin.

The key attributes of the Fairquest acquisition include:

- Production of approximately 2,900 BOE per day during the first quarter.
- Proved plus probable reserves of approximately 11.3 million BOE as of December 31, 2006.
- Large land position which includes over 68,000 net acres of undeveloped land.
- The addition of approximately 1,150 square kilometers of 3D seismic over Fairquest lands in the deep basin.

Excluding the value of Fairquest's undeveloped lands of $30 million (independently valued), the acquisition cost based on the relative trading values on the day of announcement results in a flowing BOE cost of $57,138 per producing BOE (based on first quarter average production of 2,900 BOE per day) and a proved plus probable reserve cost of $14.71 per BOE.

OPERATIONS UPDATE

Production for the first quarter of 2007 averaged 10,308 BOE per day, a decrease of 3% over the preceding quarter. Current production has increased to 10,500 BOE per day with the tie in of new wells in the Westerose, Clive, Rycroft and Harlech areas late in the first quarter.

First quarter cash flow was consistent with the previous quarter at $26 million with marginally lower production offset by lower costs and higher prices. Fairborne continued to realize strong oil and natural gas prices relative to index prices during the first quarter as a direct result of the Trust's light oil premiums, high heat content natural gas and active risk management strategy. The Trust realized an oil price of $64.19 per bbl and a natural gas price of $8.49 per Mcf for the first quarter. The Trust's gas price represented a 15% premium to the AECO daily index.

Operating expenses averaged $9.90 per BOE in the first quarter of 2007 compared to $9.20 per BOE in the preceding fourth quarter of 2006. The first quarter of 2007 included $0.4 million ($0.44 per BOE) of costs relating to a 2005 equalization at a third party operated plant on the Trust's Wild River and Marlboro properties. Operating costs remained higher than expected during the quarter as we continue to see cost pressure for field supplies and services.

Capital expenditures in the first quarter totaled $27.9 million which included $16.5 million for drilling and completions, $10.9 million for facilities and pipeline construction and $0.5 million for land and seismic. The Trust participated in drilling a total of 27 (16.7 net) wells drilled resulting in nine (4.1 net) natural gas wells and 17 (12.1 net) CBM wells. The Trust also earned an interest in an additional seven (1.3 net) natural gas wells drilled by industry partners under farmout arrangements.

During the first quarter, the Trust drilled four wells in the Columbia/Harlech area and earned an interest in an additional two wells drilled by partners under farmout arrangements. Drilling activities resulted in six (1.6 net) new gas wells that targeted the Viking sandstone reservoir (2,700 m), but were all drilled to the Nordegg/Rock Creek formations (3,300m) to test exploratory targets in the lower Cretaceous. All but two of these wells are currently on production, bringing the total number of Viking producing wells to 14 in the Columbia/Harlech area. Production profiles from Viking wells typically exhibit high initial flows (2 to 3 MMcf per day) with declines of up to 60% in the first six months of production after which declines follow a pattern of between 5 to 15%.

Coal Bed Methane (CBM) drilling in the Clive area resulted in the successful completion of 17 (12.1 net) gas wells. Additional compression was added in the southern portion of the Clive field (5 MMcf per day capacity) and currently is operational. The Clive property is one of our lowest decline assets and the strategy of installing the majority of our centralized compression and gathering infrastructure in 2005/2006 has allowed Clive to remain one of our lowest cost areas where we can profitably add reserves at gas prices as low as $3.50 per Mcf.

The Trust also recently signed a letter of intent with Enhance Energy Inc. for the supply of CO_2 for the miscible flood of the Trust's Clive property. Two excellent oil reservoirs exist at Clive, the Nisku and Leduc, that are the targets for CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38° API oil (EUB ST98 - 2006 Report) and have, to date, produced 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. Additional modeling, final negotiations and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

The Trust's net debt at the end of the quarter was $112.6 million with $180 million of available credit facilities. Following completion of the Fairquest transaction, the Trust expects net debt to be in the order of $155 million drawn against an anticipated credit facility of approximately $220 million.

To improve predictability of cash flow and protect stability of distributions to unitholders, the Trust has increased its hedging position with approximately 42% of second and third quarter natural gas volumes at a minimum average price of $8.13 per Mcf. From the fourth quarter through the first quarter of 2008, 22% of the Trust's estimated natural gas production is allocated to sales contracts at a minimum average price of $9.23 per Mcf. For the remainder of 2007, the Trust has approximately 28% of crude oil volumes hedged at a floor price of US$67.37 per bbl. With a comfortable level of price protection on natural gas and the price of oil and gas in the forward market, the Trust expects to maintain the monthly distributions of $0.09 per unit.

SUMMARY

During the first quarter and in conjunction with the announcement of the Fairquest acquisition, the Trust reduced its monthly distribution to $0.09 per unit, commencing in April 2007. In order to maintain the sustainability of the Trust it is critical to match the total of distributions and capital expenditures with cash flow. At the current distribution level and upon completion of the Fairquest acquisition, the Trust will have done just that, which should result in stable production, cash flow and distributions on a go-forward basis.

The Trust continues to be well positioned to meet the goal of maintaining production through internal growth projects with a strong financial position and stable distributions to unitholders. In addition to our drilling based strategy, we continue to look for accretive acquisitions in our core operating areas that would provide additional production, cash flow and reserve growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

STEVEN R. VANSICKLE
President and Chief Executive Officer

May 8, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review first quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the three months ended March 31, 2007 and the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, anticipated effect of timing of proposed acquisition, whether cash tax will be payable, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

PROPOSED BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On March 11, 2007 Fairborne and Fairborne Energy Ltd. entered into an agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne Energy Ltd. will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. The Fairquest shareholder meeting is scheduled to be held on May 30, 2007 with an anticipated closing date of June 4, 2007.

The proposed combination will result in increased production and cash flow for the Trust and provide the opportunity to develop a more extensive capital investment program on a broader range of prospects. The combined resources of the Trust and Fairquest will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects. The proposed combination also provides the Trust with the unique opportunity to increase its interest in core areas of exploration and development. In Columbia/Harlech, Fairquest's exploration activities over the past two years have significantly changed the profile of the area, transitioning it from an exploration focus to a lower risk area with predominately development drilling projects.

FIRST QUARTER 2007 RESULTS

PRODUCTION

	Three months ended March 31,		
	2007	2006	Change
Natural gas *(Mcf per day)*	**45,060**	46,472	(3%)
Crude oil *(bbls per day)*	**2,396**	2,575	(7%)
Natural gas liquids *(bbls per day)*	**402**	384	5%
Total *(BOE per day)*	**10,308**	10,705	(4%)
Natural gas % of production	**73%**	72%	1%

Fairborne reported average production of 10,308 BOE per day for the first quarter of 2007, 3% lower than the preceding fourth quarter of 2006 (10,623 BOE per day), and 4% lower than the comparative first quarter of 2006 (10,705 BOE per day).

The Trust's development activities continue to focus on natural gas, which represented 73% of first quarter production. Natural gas production of 45.1 MMcf per day in the first quarter of 2007 reflected natural declines partially offset by incremental production from new drilling for a marginal decrease compared to both the preceding quarter (46.8 MMcf per day) and the first quarter of 2006 (46.5 MMcf per day).

Crude oil and NGL production of 2,798 bbls per day for the first quarter of 2007 was relatively consistent with the preceding fourth quarter of 2006 (2,830 bbls per day) and the comparative first quarter of 2006 (2,959 bbls per day).

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended March 31,		
	2007	2006	Change
Average Prices			
Natural gas *($ per Mcf)*	8.49	8.99	(6%)
Crude oil *($ per bbl)*[1]	64.19	64.41	-
Natural gas liquids *($ per bbl)*	37.91	51.30	(26%)
BOE *($ per BOE)*	53.50	56.36	(5%)
Benchmark Prices			
AECO Daily Index *(Cdn$ per Mcf)*	7.41	7.52	(1%)
AECO Monthly Index *(Cdn$ per Mcf)*	7.46	9.27	(20%)
WTI – Edmonton par *(Cdn$ per bbl)*	67.76	69.41	(2%)

(1) Excludes unrealized loss on derivatives.

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices improved during the first quarter of 2007, with average AECO daily and monthly prices both increasing 7% when compared to the preceding fourth quarter of 2006. Compared to the first quarter of 2006, AECO daily prices were down 1% and AECO monthly prices were down 20%. North American storage fundamentals improved somewhat in the first three months of 2007 with North American inventories at a level that is considered more manageable heading into the injection season.

During the first quarter of 2007, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 23,941 Mcf per day was sold under fixed price physical sales contracts during this quarter representing 53% of the Trust's natural gas production. Risk management activities for the first quarter 2007 increased the Trust's realized natural gas revenue by $3.9 million which had an effect of increasing the Trust's natural gas price by $0.96 per Mcf to $8.49 per Mcf, a 15% premium to the daily AECO index. At March 31, 2007, all of the Trust's outstanding natural gas contracts were entered into for the purpose of physical delivery of non-financial items and, as such, are not accounted for using mark-to-market fair value accounting. Realized gains and losses are recognized in income as a component of oil and gas sales during the same period as the physical sale.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has 42% of its expected gas production under fixed price physical sales contracts for the second and third quarters of 2007 at a minimum average price of $8.13 per Mcf. In addition, 22% of the Trust's estimated gas production for the period October 2007 to March 2008 is allocated to fixed price physical sales contracts at a minimum average price of $9.23 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at March 31, 2007 as well as contracts entered into after March 31, 2007:

	Q2/07	Q3/07	Q4/07	Q1/08
Collars				
Volume *(Mcf per day)*	–	–	4,510	2,706
Average floor *($ per Mcf)*	–	–	$8.87	$8.87
Average ceiling *($ per Mcf)*	–	–	$10.59	$11.09
Puts and Participating Swaps				
Volume *(Mcf per day)*	1,804	5,863	451	–
Average floor *($ per Mcf)*	$8.36	$8.20	$8.45	–
Swaps				
Volume *(Mcf per day)*	26,158	4,510	6,164	6,314
Average price *($ per Mcf)*	$7.96	$8.99	$9.20	$9.75
Total volume *(Mcf per day)*	27,962	10,373	11,125	9,020
Average floor price *($ per Mcf)*	$7.99	$8.54	$9.03	$9.49

Conversion factor: 1 Mcf = 1.109 GJ

Crude Oil

Crude oil prices strengthened in the first quarter of 2007, increasing by 4% compared to average market prices in the preceding fourth quarter of 2006. For the first three months of 2007, the Trust had an average of 900 bbls per day of crude oil under fixed price physical sales contracts and derivative contracts representing 38% of crude oil production. Risk management activities, including option costs for puts purchased during the year increased the Trust's realized crude price by $2.64 per bbl for the quarter. In addition, the Trust recorded a $0.3 million unrealized loss on the change in fair value of outstanding derivative oil sales contracts. Derivative contracts were recorded as an asset at January 1, 2007 at a fair value of $0.6 million, then adjusted at March 31, 2007 to a fair value of $0.3 million, with a corresponding unrealized loss reflected in oil revenue for the quarter. Compared to the same period in 2006, the Trust's realized crude oil price of $64.19 per bbl for Q1 2007 ($63.85 per bbl including unrealized loss on derivatives) represented a decrease of less than 1% from $64.41 per bbl in 2006. For the remainder of 2007, the Trust has 26% of its estimated crude oil production protected at a minimum average price of US$68.79 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts and derivative contracts on crude oil, including contracts outstanding at March 31, 2007 as well as contracts entered into after March 31, 2007:

	Q2/07	Q3/07	Q4/07	Q1/08
Collars				
Volume *(bbls per day)*	–	500	–	–
Average floor *(US$ per bbl)*	–	$63.00	–	–
Average ceiling *(US$ per bbl)*	–	$70.00	–	–
Puts and Participating Swaps				
Volume *(bbl per day)*	900	500	–	–
Average floor *(US$ per bbl)*	$64.22	$70.50	–	–
Swaps				
Volume *(bbl per day)*	–	–	500	500
Average price *(US$ per bbl)*	–	–	$70.68	$70.98
Total volume *(bbl per day)*	900	1,000	500	500
Average floor price *(US$ per bbl)*	$64.22	$66.75	$70.68	$70.98

PETROLEUM AND NATURAL GAS REVENUE

($thousands except as noted)	Three months ended March 31, 2007	2006	Change
Natural gas	34,420	37,598	(8%)
Crude oil	13,842	14,926	(7%)
Natural gas liquids	1,372	1,775	(23%)
Unrealized loss on derivatives	(313)	–	n/a
Other income	345	490	(30%)
Total	49,666	54,789	(9%)
Per BOE	$53.53	$56.87	(6%)

Fairborne's reported revenue of $49.7 million for the first quarter 2007 was consistent with $49.6 million recorded in the immediately preceding fourth quarter of 2006. First quarter revenue in 2007 was 9% lower compared to the same period in 2006 reflecting a 4% decrease in average daily production, weaker commodity prices and an unrealized loss on financial instruments.

ROYALTIES

($thousands except as noted)	Three months ended March 31, 2007	2006	Change
Crown	6,672	9,793	(32%)
Freehold and overriding	2,122	2,602	(18%)
Total	8,794	12,395	(29%)
Crown *(% of revenue)*	13.4%	17.8%	(25%)
Freehold and overriding *(% of revenue)*	4.3%	4.8%	(10%)
Total *(% of revenue)*	17.7%	22.6%	(22%)
Per BOE	$9.48	$12.87	(26%)

Fairborne recorded $8.8 million in royalties for the first quarter of 2007 (Q1 2006 - $12.4 million), representing a royalty rate of 17.7% (Q1 2006 – 22.6%). Consistent with the preceding fourth quarter of 2006, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program, resulting in a lower effective royalty rate. Fairborne's crown royalty rate for the first three months of 2007 is also lower than the same period in 2006 as a result of increased allowable operating cost and gas cost allowance deductions.

TRANSPORTATION EXPENSES

	Three months ended March 31,		
	2007	2006	Change
Transportation costs *($thousands)*	**1,004**	2,075	(52%)
Per BOE	**$1.08**	$2.15	(50%)

Transportation costs of $1.0 million for the first quarter include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Compared to the first quarter of 2006, transportation costs have decreased from $2.15 to $1.08 per BOE, as 2006 included adjustments for third party fuel charges on the Trust's Columbia/Harlech property.

OPERATING COSTS

	Three months ended March 31,		
($thousands except as noted)	**2007**	2006	Change
Operating costs			
Natural gas	**6,736**	5,966	13%
Oil and NGLs	**2,451**	2,369	3%
Total	**9,187**	8,335	10%
Per BOE	**$9.90**	$8.65	14%

Operating costs of $9.2 million ($9.90 per BOE) for the first quarter of 2007 include $0.4 million ($0.44 per BOE) of costs relating to a 2005 equalization at a third party operated plant on the Trust's Wild River and Marlboro properties. Excluding the 2005 equalization, operating costs of $9.46 per BOE for the first quarter were only 3% higher than the preceding fourth quarter of 2006 ($9.20 per BOE). The increase in operating costs compared to the first quarter of 2006 reflects the increase of industry service costs experienced throughout 2006.

OPERATING NETBACKS

	Three months ended March 31,						
	2007					2006	
	Natural Gas ($/Mcf)	**CBM ($/Mcf)**	**Crude oil ($/bbl)**	**NGL's ($/bbl)**	**BOE Production ($/BOE)**	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	**8.59**	**7.95**	**64.19**	**37.91**	**53.50**	56.36	(5%)
Other income	**0.10**	**–**	**–**	**–**	**0.37**	0.51	(27%)
Royalty expense	**(1.55)**	**(1.00)**	**(12.12)**	**(7.02)**	**(9.48)**	(12.87)	(26%)
Transportation expense	**(0.29)**	**–**	**(0.01)**	**–**	**(1.08)**	(2.15)	(50%)
Operating costs	**(1.80)**	**(0.95)**	**(9.82)**	**(9.24)**	**(9.90)**	(8.65)	14%
Operating netback	**5.05**	**6.00**	**42.24**	**21.65**	**33.41**	33.20	1%

(1) Excludes unrealized loss on derivatives

Fairborne's operating netback of $33.41 per BOE increased marginally compared to both the preceding fourth quarter of 2006 ($32.16 per BOE) and the comparative first quarter of 2006 ($33.20 per BOE).

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

($thousands except as noted)	Three months ended March 31, 2007	2006	Change
G&A expenses, net of recoveries	1,735	1,383	25%
Trust Unit compensation costs	1,789	968	85%
Total G&A expenses	3,524	2,351	50%
G&A expenses, per BOE	$1.87	$1.44	30%
Compensation costs, per BOE	$1.93	$1.00	93%

Fairborne recorded $1.7 million of G&A expenses, net of recoveries in the first quarter of 2007 (Q1 2006 - $1.4 million), representing $1.87 per BOE (Q1 2006 - $1.44 per BOE). First quarter 2007 G&A costs were consistent with the full year 2006 average of $1.89 per BOE. Increased costs associated with regulatory compliance and the attraction and retention of staff contributed to the increase in G&A costs compared to the first quarter of 2006. During the first quarter of 2007, G&A costs were reduced by $0.7 million (Q1 2006 - $0.4 million) as a result of recoveries from Fairquest under the Technical Services Agreement.

Compensation expense of $1.8 million in the first quarter of 2007 (Q1 2006 - $1.0 million) included amortization of the fair value of units anticipated to be issued pursuant to Trust Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation review.

INTEREST AND FINANCING COSTS

($thousands except as noted)	Three months ended March 31, 2007	2006	Change
Interest expense	3,224	1,540	109%
Accretion of convertible debentures	519	–	–
Total interest and financing costs	3,743	1,540	143%
Per BOE	$4.03	$1.60	152%

Fairborne recorded $3.7 million in interest expense and financing costs in the first quarter of 2007, up from $1.5 million in the first quarter of 2006. The increase in interest expense reflects an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006 with interest at 6.5% per annum. At March 31, 2007, Fairborne had a total of $210.5 million of debt outstanding (March 31, 2006 - $153.9 million) with a portion of the Trust's first quarter 2007 capital expenditure program financed by debt. Also included in interest and financing costs is the accretion of convertible debentures. The costs associated with the debenture offering along with the amount allocated to the conversion feature will be included in interest and financing costs over the term of the debentures.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended March 31,		
	2007	2006	Change
Depletion, depreciation and accretion *($thousands)*	**19,370**	17,505	11%
Per BOE	**$20.88**	$18.17	15%

The Trust recorded $19.4 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the first quarter of 2007. On a BOE basis, the 2007 first quarter DD&A rate of $20.88 per BOE was consistent with the preceding fourth quarter 2006 ($21.06 per BOE) and 15% higher than the prior year first quarter rate of $18.17 per BOE. The increase in the DD&A rate is attributable to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
Future (reduction)	**(3,779)**	(1,961)	93%
Capital	**–**	437	–
Total taxes	**(3,779)**	(1,524)	148%
Per BOE	**$(4.07)**	$(1.59)	156%

Fairborne recorded a future tax recovery of $3.8 million in the first quarter of 2007 (Q1 2006 - $2.0 million). The future tax recovery results from additional interest deductions associated with the Trust's structure. The Trust is a taxable entity under the Income Tax Act which, under current legislation, is only taxable on income that is not distributed or distributable to Unitholders. In 2006, the federal government announced proposals regarding the taxation of distributions paid by trusts. Management continues to assess the proposals and the potential implications to the Trust. See "Business Environment and Risks".

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the first quarter of 2007, 660,220 exchangeable shares were converted into 803,943 trust units. A total of 4.0 million exchangeable shares remain outstanding on March 31, 2007 with an exchange ratio for the retraction of exchangeable shares into trust units of 1:1.22101.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended March 31,			
	2007		2006	
	($thousands)	**($ per BOE)**	($thousands)	($ per BOE)
Petroleum and natural gas revenue [1]	49,979	53.87	54,789	56.87
Royalties	(8,794)	(9.48)	(12,395)	(12.87)
Transportation costs	(1,004)	(1.08)	(2,075)	(2.15)
Operating expenses	(9,187)	(9.90)	(8,335)	(8.65)
General & administrative [2]	(1,735)	(1.87)	(1,383)	(1.44)
Interest expense [3]	(3,226)	(3.47)	(1,540)	(1.60)
Capital taxes	-	-	(437)	(0.45)
Funds generated from operations	26,033	28.07	28,624	29.71
Unrealized loss on derivatives	(313)	(0.34)	-	-
Compensation expense	(1,789)	(1.93)	(968)	(1.00)
Accretion of convertible debentures	(517)	(0.56)	-	-
Depletion, depreciation and accretion	(19,370)	(20.88)	(17,505)	(18.17)
Future tax reduction	3,779	4.07	1,961	2.04
Non-controlling interest	(663)	(0.71)	(1,253)	(1.30)
Net income	7,160	7.72	10,859	11.28

(1) net of unrealized loss on derivatives (non-cash)

(2) net of compensation expense (non-cash)

(3) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $26.0 million ($28.07 per BOE) for the first quarter of 2007, consistent with the preceding fourth quarter of 2006 ($26.1 million) and down 9% from the first quarter of 2006 ($28.6 million). Net income of $7.2 million ($7.72 per BOE) for the first quarter of 2007 reflected the impact of increased DD&A rates as well as increased compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended March 31,	
($thousands)	2007	2006
Exploration and development		
Land and lease acquisitions	423	1,028
Geological and geophysical	-	1,712
Drilling, completions and workovers	16,544	16,812
Well equipment and facilities	10,901	9,597
Corporate assets	-	83
	27,868	29,232
Conversion of exchangeable shares	4,768	12,400
Total	32,636	41,632

During the first quarter of 2007, Fairborne's exploration and development expenditures totaled $27.9 million, with capital expenditures financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

Fairborne spent $16.5 million on drilling and completion activities in the first quarter of 2007 with a total of 27 wells (16.7 net) drilled resulting in nine natural gas wells (4.1 net), 17 coal bed methane wells (12.1 net) and one dry hole. The majority of first quarter drilling activities were focused on the Trust's Columbia/Harlech and Clive properties, with four wells drilled in Columbia/Harlech and 17 CBM wells drilled on the Trust's Clive property. Capital expenditures also included $10.9 million on tangible equipment and facilities which include installation of additional compression at Wild River, Clive and Columbia/Harlech as well as construction of a major pipeline at West Pembina.

The conversion of exchangeable shares to trust units was recorded as a $4.8 million (2006 - $12.4 million) acquisition of petroleum and natural gas assets. The addition to petroleum and natural gas assets is based on the market value of trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

At March 31, 2007, the Trust had bank indebtedness of $119.6 million (December 31, 2006 – $101.2 million) and working capital of $7.1 million (December 31, 2006 - $7.2 million). During the first quarter the Trust utilized credit facilities to finance capital expenditures in excess of cash generated from operations after distributions. The Trust's credit facilities at March 31, 2007 included a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at March 31, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. During the three months ended March 31, 2007, 803,943 trust units were issued on the conversion of exchangeable shares. At March 31, 2007 the exchange ratio for the retraction of exchangeable shares into trust units was 1:1.22101.

The following table provides a summary of outstanding trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	April 30, 2007	March 31, 2007	December 31, 2006
Trust units	48,523	48,523	47,677
Exchangeable shares	3,962	3,962	4,622
Trust incentive plans			
Restricted units [1]	767	748	496
Performance units [1],[2]	914	913	629
Weighted average trust units			
Basic	n/a	47,349	47,244
Diluted	n/a	53,736	53,741

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne revised its distribution policy in March 2007, which now targets a level of distributions which combined with capital expenditures is approximately equal to cash flow. Based on this distribution policy Fairborne will target the use of approximately 45% to 50% of cash available for distribution to Unitholders. In conjunction with this policy revision, Fairborne decreased its monthly distribution from $0.13 per unit to $0.09 per unit beginning with the March 2007 distribution paid on April 15, 2007.

The Trust's monthly distributions of $0.13 per unit in January and February and $0.09 per unit for March 2007, resulted in a first quarter payout ratio of 64% of cash available for distribution (excluding exchangeables). Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

($thousands except as noted)	Three months ended March 31, 2007	2006
Cash flow from operating activities	27,750	29,579
Change in non-cash working capital	(1,907)	(1,105)
Asset retirement expenditures	190	150
Funds generated from operations	26,033	28,624
Cash withheld for capital expenditures and debt repayment	(9,248)	(10,413)
Cash distributions declared	16,785	18,211
Cash distributions per unit per month	$0.09 to $0.13	$0.13
Payout ratio	64%	64%

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations - all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

On October 31, 2006 Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then). Until such rules are passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which would be materially different than the consequences previously described in our disclosure documents and would impact cash distributions from the Trust. It is not known at this time when the proposals will be enacted by Parliament, if at all, or whether the proposals will be enacted in the form currently proposed.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook sections for financial instruments - recognition and measurement, financial instruments - presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value, with changes in fair value recognized in earnings.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset for $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of tax). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At March 31, 2007, the mark to market value of outstanding derivative assets was $0.3 million, resulting in an unrealized loss of $0.3 million recorded to earnings for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the three months ended March 31, 2007, that has materially affected, or are reasonably likely to materially affect, the Trust's internal controls over financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q1/07	Q4/06	Q3/06	Q2/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	**49,666**	49,581	48,845	50,914
Funds generated from operations	**26,033**	26,108	27,825	30,340
Per unit – basic	**$0.55**	$0.54	$0.58	$0.65
Per unit – diluted	**$0.48**	$0.43	$0.51	$0.57
Cash flow from operations (including changes in working capital)	**27,750**	10,189	29,969	38,037
Per unit – basic	**$0.59**	$0.19	$0.63	$0.82
Per unit - diluted	**$0.52**	$0.15	$0.55	$0.71
Net income	**7,160**	8,900	10,439	13,881
Per unit – basic	**$0.15**	$0.18	$0.22	$0.30
Per unit – diluted	**$0.15**	$0.17	$0.22	$0.28
Total assets	**561,906**	539,579	514,681	499,826
Working capital surplus (deficit)	**7,093**	7,158	(2,395)	(3,199)
Bank indebtedness	**119,645**	101,156	177,595	147,202
Convertible debentures	**90,819**	90,302	–	–
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	**45,060**	46,752	45,966	43,441
Crude oil *(bbls per day)*	**2,396**	2,522	2,604	2,607
Natural gas liquids *(bbls per day)*	**402**	308	376	432
Total *(BOE per day)*	**10,308**	10,623	10,640	10,280

	Q1/06	Q4/05	Q3/05	Q2*/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	54,789	68,751	61,656	48,807
Funds generated from operations	28,624	40,783	35,406	23,760
Per unit – basic	$0.62	$0.89	$0.78	$0.47
Per unit – diluted	$0.54	$0.77	$0.67	$0.47
Cash flow from operations (including changes in working capital)	29,579	30,731	30,001	18,466
Per unit – basic	$0.64	$0.67	$0.66	$0.38
Per unit - diluted	$0.56	$0.74	$0.57	$0.36
Net income	10,859	20,444	15,482	2,719
Per unit – basic	$0.23	$0.43	$0.34	$0.05
Per unit – diluted	$0.23	$0.42	$0.33	$0.05
Total assets	522,482	499,920	458,603	451,849
Working capital surplus (deficit)	35	1,373	984	(7,758)
Bank indebtedness	153,933	136,302	128,548	124,580
OPERATIONS				
Production				
Natural gas *(Mcf per day)*	46,472	46,886	49,412	47,077
Crude oil *(bbls per day)*	2,575	2,770	2,684	2,558
Natural gas liquids *(bbls per day)*	384	438	402	422
Total *(BOE per day)*	10,705	11,022	11,321	10,826*

* *Amounts shown include amounts prior to the effective date of the Plan of Arrangement (June 1, 2005) in respect of Fairborne Energy Ltd.*

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	March 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 775	$ 764
Accounts receivable	79,616	70,804
Prepaid expenses and deposits	3,159	3,278
	83,550	74,846
Capital assets *(Note 2)*	462,186	448,563
Goodwill	16,170	16,170
	$ 561,906	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 72,090	$ 61,490
Distributions payable	4,367	6,198
	76,457	67,688
Bank indebtedness *(Note 3)*	119,645	101,156
Convertible debentures *(Note 4)*	90,819	90,302
Non-controlling interest *(Note 5)*	23,921	27,132
Asset retirement obligation *(Note 6)*	11,161	10,994
Future income taxes	39,600	41,592
Unitholders' Equity		
Unitholders' capital *(Note 7)*	224,153	216,575
Equity component of convertible debentures *(Note 4)*	5,581	5,581
Contributed surplus *(Note 7)*	5,925	4,694
Deficit	(35,356)	(26,135)
	200,303	200,715
Proposed business combination *(Note 9)*		
	$ 561,906	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

($thousands except per unit amounts)	For the three months ended March 31, 2007	2006
Revenue		
Petroleum and natural gas	$ 49,666	$ 54,789
Royalties	(8,794)	(12,395)
Transportation	(1,004)	(2,075)
	39,868	40,319
Expenses		
Operating	9,187	8,335
General and administrative	3,524	2,351
Interest and financing costs	3,743	1,540
Depletion, depreciation and accretion	19,370	17,505
	35,824	29,731
Income before taxes	4,044	10,588
Taxes		
Future (reduction)	(3,779)	(1,961)
Capital	–	437
	(3,779)	(1,524)
Net income before non-controlling interest	7,823	12,112
Non-controlling interest	663	1,253
Net income	7,160	10,859
Retained earnings (deficit), beginning of period	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	404	–
Distributions declared	(16,785)	(18,211)
Deficit, end of period	$ (35,356)	$ (3,773)
Net income per unit (Note 7)		
Basic	$ 0.15	$ 0.23
Diluted	$ 0.15	$ 0.23

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended March 31, 2007	2006
Cash provided by (used in):		
Operating activities		
Net income	$ 7,160	$ 10,859
Items not involving cash:		
Depletion, depreciation and accretion	19,370	17,505
Non-controlling interest	663	1,253
Unit based compensation expense	1,789	968
Future taxes (reduction)	(3,779)	(1,961)
Accretion of convertible debentures	517	–
Unrealized loss on derivatives	313	–
Asset retirement expenditures	(190)	(150)
	25,843	28,474
Change in non-cash working capital	1,907	1,105
	27,750	29,579
Financing activities		
Distributions to unitholders	(18,616)	(18,113)
Bank indebtedness	18,489	17,631
	(127)	(482)
Investing activities		
Capital expenditures	(27,868)	(29,232)
Change in non-cash working capital	256	137
	(27,612)	(29,095)
Change in cash and cash equivalents	11	2
Cash and cash equivalents, beginning of period	764	217
Cash and cash equivalents, end of period	$ 775	$ 219
Interest paid	$ 1,263	$ 1,481
Capital taxes paid	$ –	$ 629

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006 except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED ("FAIRQUEST")

Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at March 31, 2007 accounts receivable included $8.9 million due from Fairquest. In addition, Fairborne charged Fairquest $0.7 million during the three months ended March 31, 2007 (2006 - $0.4 million) under a technical services agreement. These amounts have been recorded as a reduction to the Trust's general and administrative costs.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards with respect to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value, with changes in fair value recognized in earnings.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset for $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings net of $0.2 million of future taxes. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At March 31, 2007, the mark to market value of outstanding derivative assets was $0.3 million, resulting in an unrealized loss of $0.3 million recorded in earnings for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

2. CAPITAL ASSETS

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 678,108	$ 645,350
Accumulated depletion	(216,851)	(199,111)
Corporate assets	3,672	3,672
Accumulated depreciation	(2,743)	(1,348)
	$ 462,186	$ 448,563

As at March 31, 2007 future development costs of $87 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $20.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.7 million (December 31, 2006 - $5.9 million) relating to asset retirement obligation, net of accumulated depletion.

3. BANK INDEBTEDNESS

At March 31, 2007 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

4. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the three months ended March 31, 2007:

	Number of Debentures	Debt Component	Equity Component
Balance, beginning of period	100,000	$ 90,302	$ 5,581
Accretion	–	517	–
Balance, end of period	100,000	$ 90,819	$ 5,581

5. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the three months ended March 31, 2007:

	Number of Exchangeable Shares		Amount
Balance, beginning of period	4,622	$	27,132
Non-controlling interest net income	–		663
Converted to Trust Units	(660)		(3,874)
Balance, end of period	3,962	$	23,921

At March 31, 2007, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.22101.

6. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the three months ended March 31, 2007:

Balance, beginning of period	$	10,994
Liabilities incurred		122
Liabilities settled		(190)
Accretion expense		235
Balance, end of period	$	11,161

7. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the three months ended March 31, 2007:

	Number		Amount
Balance, beginning of period	47,677	$	216,575
Issued on conversion of exchangeable shares	804		7,020
Issued on vesting of restricted units	42		558
Balance, end of period	48,523	$	224,153

During the three months ended March 31, 2007, 660,220 exchangeable shares were converted into 803,943 Trust Units. The market value of Trust Units issued on conversion was $7 million resulting in a reduction in non-controlling interest of $3.9 million, an increase in capital assets of $4.7 million and a future tax liability of $1.6 million.

B) PER UNIT AMOUNTS

The following table summarizes the weighted average Trust units used in calculating net income per unit and adjustments to determine diluted net income per unit:

	Three months ended March 31, 2007	2006
Numerator		
Net income - basic	$ 7,160	$ 10,859
Non-controlling interest	663	1,253
Numerator for diluted net income per unit	$ 7,823	$ 12,112
Denominator		
Weighted average units - basic	47,349	46,524
Exchangeable shares	4,587	5,273
Restricted Units	849	424
Performance Units	951	609
Denominator for diluted net income per unit	53,736	52,830
Basic net income per unit	$ 0.15	$ 0.23
Diluted net income per unit	$ 0.15	$ 0.23

Excluded from the diluted number of trust units in 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

C) TRUST INCENTIVE PLANS

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the three months ended March 31, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	292	286	578
Exercised	(37)	-	(37)
Forfeited	(3)	(2)	(5)
Balance, end of period	748	913	1,661
Exercisable, end of period	-	-	-
Equivalent trust units, end of period *	903	1,064	1,967

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended March 31, 2007 was $9.01 and $8.99 per unit, respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

D) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of contributed surplus for the three months ended March 31, 2007:

Balance, beginning of period	$	4,694
Trust unit based compensation		1,800
Restricted Units exercised		(558)
Trust Incentive Plan grants forfeited		(11)
Balance, end of period	$	5,925

8. FINANCIAL INSTRUMENTS AND PHYSICAL DELIVERY CONTRACTS

The Trust has a risk management program whereby Fairborne sells forward a portion of its future production through fixed price physical sales contracts and derivative contracts with customers.

The following crude oil contract is a derivative contract which has been recorded as an asset at its fair value of $0.3 million on the Trust's balance sheet at March 31, 2007. The corresponding amount has been recorded as an unrealized gain on financial instruments in the statement of earnings for the three months ended March 31, 2007.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Puts			
Apr 1,2007 - Jun 30,2007	500	$77.00	WTI

The following crude oil fixed price physical sales contracts outstanding at March 31, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Collars			
Apr 1,2007 - Jun 30,2007	500	$63.00-$70.00	WTI
Swaps			
Jul 1,2007 - Sep 30,2007	500	$70.68	WTI
Oct 1,2007 - Dec 31,2007	500	$70.98	WTI

The following table summarizes the natural gas fixed price physical sales contracts outstanding at March 31, 2007. All of these contracts have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 - Dec 31,2007	3,000	8.00 - 9.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	3,000	8.00 - 10.00	AECO C Monthly
AECO Participating Swaps			
Apr 1,2007 - Jun 30,2007	2,000	7.54 + 25%	AECO C Monthly
Jul 1, 2007 - Sep 30,2007	5,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31,2007	1,500	7.62 + 25%	AECO C Monthly
AECO Swaps			
Apr 1,2007 - Oct 31,2007	2,500	8.10	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.11	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.785	AECO C Monthly
Apr 1,2007 - Jun 30,2007	4,000	6.80	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.70	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.745	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.75	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	7.36	AECO C Monthly
Apr 1,2007 - Jun 30,2007	2,000	7.40	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	7.60	AECO C Monthly
Oct 1, 2007 - Dec 31,2007	2,500	8.16	AECO C Monthly
Nov 1,2007 - Mar 31,2008	1,500	8.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	2,500	8.71	AECO C Monthly
Jan 1,2008 - Mar 31,2008	1,500	9.00	AECO C Monthly

9. PROPOSED BUSINESS COMBINATION

On March 11, 2007 Fairborne and Fairborne Energy Ltd. entered into an agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne Energy Ltd. will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. The Fairquest shareholder meeting is scheduled to be held on May 30, 2007 with an anticipated closing date of June 4, 2007.

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Chairman
C1 Energy Ltd.

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
President and CEO
Fairquest Energy Limited

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

MEETING ANNOUNCEMENT

The Annual and Special Meeting of the Unitholders of Fairborne Energy Trust will be held at 3:00 pm, on Friday May 25, 2007 in the McMurray Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W. Calgary, Alberta.

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration


FAIRBORNE
ENERGY TRUST



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR JUNE 15, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

May 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of May 2007. The distribution will be paid on June 15, 2007 to Unitholders of record on May 31 2007. The ex-distribution date is May 29, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.23378 to 1.24656. This increase will be effective on May 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	April 30, 2007
Opening Exchange Ratio:	1.23378
Fairborne Energy Trust Distribution per Unit:	$0.09
Fiveday Weighted Average Trading Price of FEL.UN (prior to the end of April):	$8.69
Increase in Exchange Ratio (**):	0.01278
Effective Date of the Increase in Exchange Ratio:	May 15, 2007
Exchange Ratio as of the Effective Date:	1.24656

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Fiveday Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are

included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of unitholders of Fairborne Energy Trust held May 25, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to fix the number of directors of Fairborne Energy Ltd. to be elected at the Meeting at six	Resolution approved
2.	Ordinary resolution to approve the election of the 6 nominees to be elected to serve as directors of Fairborne Energy Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of Fairborne Energy Trust dated April 25, 2007	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Fairborne Energy Trust to hold office until the next annual meeting of unitholders	Resolution approved

Dated at Calgary, Alberta this 28th day of May, 2007.

FAIRBORNE ENERGY TRUST
by its administrator Fairborne Energy Ltd.

Per: (signed) *"Aaron Grandberg"*
AARON GRANDBERG
Chief Financial Officer





PRESS RELEASE

FAIRBORNE ENERGY TRUST AND FAIRQUEST ENERGY LIMITED JOINTLY ANNOUNCE FAIRQUEST SHAREHOLDER APPROVAL OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA, May 30, 2007 – Fairborne Energy Trust ("Fairborne") and Fairquest Energy Limited ("Fairquest") are pleased to jointly announce that Fairquest received today shareholder approval for the previously announced plan of arrangement pursuant to which Fairborne will acquire all of the issued and outstanding common shares of Fairquest on the basis of 0.39 trust units of Fairborne for each outstanding common share of Fairquest (the "Transaction"). Shareholders of Fairquest voted in excess of 99% in favour of the Transaction. Closing of the Transaction remains subject to the approval of the Court of Queen's Bench of Alberta which is expected to be received on June 1, 2007. The Transaction is expected to become effective on June 4, 2007.

The trust units of Fairborne trade on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FOR FURTHER INFORMATION ON FAIRBORNE ENERGY TRUST OR FAIRQUEST ENERGY LIMITED PLEASE CONTACT:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
Email: svansickle@fairbornetrust.com
Website: www.fairbornetrust.com

FAIRQUEST ENERGY LIMITED

Richard A. Walls, President and Chief Executive Officer

Telephone: (403) 290-7754
Fax: (403) 290-3216
Email: rwalls@fairquestenergy.com
Website: www.fairquestenergy.com

*Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the "**Companies**") set forth in this news release, including management's assessment of the Companies' future plans and operations, the effect of the Transaction on the Companies and on securityholders of Fairborne and Fairquest, timing of matters relating to the approval of the Arrangement and implementation thereof, production increases, levels of distributions, future cash flow, production levels, percentage of production that may be hedged, capital expenditures, payout ratio, and debt to cash flow ratios contain forward-looking statements that involve substantial known and unknown risks and*

uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Transaction and the effect thereof and failure to receive required securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.Fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.





NEWS RELEASE

FAIRBORNE ENERGY TRUST AND FAIRQUEST ENERGY LIMITED JOINTLY ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA, June 4, 2007 – Fairborne Energy Trust ("Fairborne") and Fairquest Energy Limited ("Fairquest") announced today the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne. After giving effect to the Arrangement, Fairborne has approximately 65.3 million trust units outstanding and approximately 3.2 million exchangeable shares outstanding (which are currently convertible into an aggregate of approximately 4.0 million trust units, subject to further adjustment for subsequent distributions by Fairborne).

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

Upon issuance of a Bulletin of the Toronto Stock Exchange (the "TSX") confirming receipt by the TSX of all necessary documents in connection with the closing of the Arrangement and related matters, the common shares of Fairquest will be de-listed from the TSX.

Current production from the combined entity is in line with previously reported levels of 13,000 – 13,500 BOE/d. Fairborne expects its second half 2007 capital program to be in the $50 to $55 million range resulting in the drilling of 43 gross wells (29 net). Following the acquisition Fairborne Energy Trust is approaching $1 billion in enterprise value.

The Trust plans to continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. The Trust's net debt upon completion of the transaction is approximately $165 million, before convertible debentures, on a new borrowing base of $220 million.

Strategically, the combination further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The transaction maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
svansickle@fairbornetrust.com
www.fairbornetrust.com

FAIRQUEST ENERGY LIMITED

Richard A. Walls, President and Chief Executive Officer

Telephone: (403) 290-7754
Fax: (403) 290-3216
Email: rwalls@fairquestenergy.com
Website: www.fairquestenergy.com

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

*Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the "**Companies**") set forth in this news release, including management's assessment of the Companies' future plans and operations, the effect of the Transaction on the Companies and on securityholders of Fairborne and Fairquest, wells to be drilled, capital expenditures and the level of capital expenditures and distributions as compared to cash flow contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, risks associated with oil and gas exploration, development, exploitation, production marketing and transportation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, economic or industry condition changes. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.*

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending May 31, 2007.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 133,700 units of Fairborne Energy Trust (the "Reporting Issuer"). For the period since the last report Acuity acquired 133,700 units of the Reporting Issuer, representing 0.20% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

7,415,600 units of the Reporting Issuer representing 11.35% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

7,415,600 units of the Reporting Issuer representing 11.35% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

C:\Documents and Settings\jreynar\Local Settings\Temporary Internet Files\OLK42\May 31 2007Fairborne.DOC

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Fairborne Energy Trust ("Fairborne" or the "Trust")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. Date of Material Change:

June 4, 2007

3. News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on June 4, 2007 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change:

Fairborne and Fairquest Energy Limited ("Fairquest") jointly announced the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne.

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

In connection with the Arrangement, all of the outstanding common share purchase warrants of Fairquest were exchanged for warrants to purchase trust units ("Trust Warrants") of Fairborne on a one for one basis, adjusted to give effect to the same exchange ratio that common shares of Fairquest were exchanged for trust units under the Arrangement.

In conjunction with closing of the Arrangement, the former directors and officers of Fairquest resigned in favour of nominees of Fairborne.

The common shares of Fairquest were de-listed from trading on the Toronto Stock Exchange ("TSX") effective at the closing of markets on June 6, 2007.

5. Full Description of Material Change:

Fairborne and Fairquest jointly announced the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to the Arrangement.

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne. After giving effect to the Arrangement, Fairborne has approximately 65.3 million trust units outstanding and approximately 3.2 million exchangeable shares outstanding (which are currently convertible into an aggregate of approximately 4.0 million trust units, subject to further adjustment for subsequent distributions by Fairborne).

A description of Fairquest's principal properties and certain selected reserves data and other oil and gas information with respect to Fairquest is contained in Schedule "A" to this Material Change Report.

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

In connection with the Arrangement, all of the outstanding common share purchase warrants of Fairquest were exchanged for Trust Warrants entitling the holders to acquire an aggregate of 1,811,836 trust units of Fairborne.

In conjunction with closing of the Arrangement, the former directors and officers of Fairquest resigned in favour of nominees of Fairborne.

The common shares of Fairquest were de-listed from trading on the TSX effective at the closing of markets on June 6, 2007.

Current production from the combined entity is in line with previously reported levels of 13,000 – 13,500 BOE/d. Fairborne expects its second half 2007 capital program to be in the $50 to $55 million range resulting in the drilling of 43 gross wells (29 net). Following the Arrangement, the Trust is approaching $1 billion in enterprise value.

The Trust plans to continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. The Trust's net debt upon completion of the Arrangement is approximately $165 million, before convertible debentures, on a new borrowing base of $220 million.

Strategically, the combination further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The Arrangement maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Fairborne who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. **Date of Report:**

June 12, 2007.

SCHEDULE A

INFORMATION CONCERNING FAIRQUEST ENERGY LIMITED

The following abbreviations, conversions and definitions are used in this Schedule A.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

DEFINITIONS

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook Volume 1 and 2 prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Fairquest" or the **"Corporation"** means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"GLJ" means GLJ Petroleum Consultants Ltd.;

"GLJ Report" means the report of GLJ dated February 26, 2007 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2006;

"Gross" means:

in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(a) in relation to wells, the total number of wells in which the Corporation has an interest; and

(b) in relation to properties, the total area of properties in which the Corporation has an interest.

"Net" means:

(c) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(d) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(e) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Schedule A is as at the end of the Corporation's most recently completed financial period, being December 31, 2006.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

Reserves Data

The reserves data of Fairquest set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ with an effective date of December 31, 2006 contained in the GLJ Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. The Corporation engaged GLJ to provide an evaluation of all the Corporation's proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Fairquest's reserves are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2006
CONSTANT PRICES AND COSTS**

	RESERVES							
	LIGHT AND MEDIUM OIL		CONVENTIONAL NATURAL GAS		COAL BED METHANE		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	66	52	18,031	14,018	0	0	591	423
Developed Non-Producing	0	0	3,514	3,023	95	82	156	117
Undeveloped	23	20	8,140	6,291	297	251	301	208
TOTAL PROVED	89	72	29,685	23,332	392	333	1,048	748
PROBABLE	121	101	24,558	19,360	242	212	853	590
TOTAL PROVED PLUS PROBABLE	210	173	54,243	42,692	634	545	1,901	1,337

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	83,369	69,148	59,778	53,096	48,058	83,369	69,148	59,778	53,096	48,058
Developed Non-Producing	19,090	14,044	11,104	9,194	7,856	19,090	14,044	11,104	9,194	7,856
Undeveloped	20,589	13,426	8,744	5,527	3,229	20,589	13,426	8,744	5,527	3,229
TOTAL PROVED	123,049	96,618	79,626	67,816	59,143	123,049	96,618	79,626	67,816	59,143
PROBABLE	95,321	55,502	36,416	25,617	18,840	71,770	42,855	28,737	20,572	15,339
TOTAL PROVED PLUS PROBABLE	218,370	152,120	116,042	93,434	77,983	194,819	139,473	108,363	88,388	74,482

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)
as of December 31, 2006
CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	260,302	52,847	60,450	22,807	1,149	123,049	0	123,049
Proved Plus Probable Reserves	476,223	96,979	112,446	46,853	1,575	218,370	23,551	194,819

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,325
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	76,789
	Coal Bed Methane	512
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,729
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	109,469
	Coal Bed Methane	845

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2006
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		CONVENTIONAL NATURAL GAS		COAL BED METHANE		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	65	52	18,108	14,036	0	0	593	422
Developed Non-Producing	0	0	3,515	2,999	95	82	156	115
Undeveloped	23	20	8,142	6,275	304	257	301	208
TOTAL PROVED	89	72	29,765	23,310	399	339	1,050	745
PROBABLE	121	101	24,589	19,319	264	230	852	587
TOTAL PROVED PLUS PROBABLE	210	173	54,354	42,629	663	569	1,902	1,332

NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	108,110	87,359	74,391	65,446	58,852	108,110	87,359	74,391	65,446	58,852
Developed Non-Producing	25,825	18,121	13,929	11,330	9,569	25,825	18,121	13,929	11,330	9,569
Undeveloped	32,636	22,323	15,674	11,145	7,923	26,270	18,728	13,510	9,772	7,015
TOTAL PROVED	166,571	127,804	103,994	87,921	76,345	160,205	124,208	101,830	86,549	75,437
PROBABLE	152,647	83,527	53,402	37,292	27,507	101,558	55,449	35,401	24,686	18,177
TOTAL PROVED PLUS PROBABLE	319,219	211,330	157,395	125,214	103,851	261,763	179,657	137,230	111,235	93,613

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2006
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	328,295	66,524	70,603	23,073	1,523	166,571	6,366	160,205
Proved Plus Probable Reserves	639,176	128,136	141,367	48,067	2,388	319,219	57,456	261,763

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,345
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	100,767
	Coal Bed Methane	882
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,788
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	150,084
	Coal Bed Methane	1,523

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report were GLJ's forecasts as at January 1, 2007, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL									
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/ MMBtu)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Edmonton Pentanes Plus ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast										
2007	62.00	70.25	39.25	61.25	7.20	45.00	56.25	71.75	2.0	0.87
2008	60.00	68.00	40.00	59.25	7.45	43.50	50.25	69.25	2.0	0.87
2009	58.00	65.75	39.75	57.25	7.75	42.00	48.75	67.00	2.0	0.87
2010	57.00	64.50	39.75	56.00	7.80	41.25	47.75	65.75	2.0	0.87
2011	57.00	64.50	40.25	56.00	7.85	41.25	47.75	65.75	2.0	0.87
2012	57.50	65.00	41.50	56.50	8.15	41.50	48.00	66.25	2.0	0.87
2013	58.50	66.25	42.50	57.75	8.30	42.50	49.00	67.50	2.0	0.87
2014	59.75	67.75	43.50	59.00	8.50	43.25	50.25	69.00	2.0	0.87
2015	61.00	69.00	44.25	60.00	8.70	44.25	51.00	70.50	2.0	0.87
2016	62.25	70.50	45.25	61.25	8.90	45.00	52.25	72.00	2.0	0.87
2017	63.50	71.75	46.00	62.50	9.10	46.00	53.00	73.25	2.0	0.87
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.87

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2006, were \$6.93/Mcf for natural gas, \$72.59/Bbl for crude oil and \$51.22/Bbl for NGLs.

4. Constant Prices and Costs

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL								
Year	WTI Cushing Oklahoma (\$US/Bbl)	Edmonton Par Price 40° API (\$Cdn/Bbl)	LLB at Hardisty (\$Cdn/Bbl)	Cromer Medium 29.3° API (\$Cdn/Bbl)	NATURAL GAS AECO Gas Price (\$Cdn/MMBtu)	Edmonton Propane (\$Cdn/Bbl)	Edmonton Butane (\$Cdn/Bbl)	Edmonton Pentanes Plus (\$Cdn/Bbl)	EXCHANGE RATE[1] (\$US/\$Cdn)
Historical December 31, 2006	60.85	67.58	47.62	59.47	6.07	43.25	54.06	71.55	.8581

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

5. Estimated future abandonment costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

6. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

7. The extent and character of all factual data supplied to GLJ accepted by GLJ as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairquest's net reserves based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS			COAL BED METHANE		
FACTORS	**Net Proved (Mbbls)**	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**	**Net Proved (Mbbls)**	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**
December 31, 2005	135	71	207	12,959	6,879	19,838	274	136	410	-	-	-
Extensions	23	(16)	7	10,272	10,146	20,418	424	365	789	339	230	569
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	(36)	46	10	(93)	1,092	1,000	52	65	117	-	-	-
Discoveries	-	-	-	1,576	839	2,415	38	22	59	-	-	-
Acquisitions	-	-	-	1,059	363	1,422	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(51)	-	(51)	(2,463)	-	(2,463)	(43)	-	(43)	-	-	-
December 31, 2006	72	101	173	23,310	19,319	42,629	745	587	1,332	339	230	569

Notes:

(1) May not add due to rounding.

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairquest's net revenue as at December 31, 2005 compared to December 31, 2006 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE (discounted at 10%/year) PERIOD AND FACTOR	**2006 ($000s)**
Estimated Future Net Revenue at December 31, 2005	65,376
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(17,260)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	(33,299)
Changes in Previously Estimated Development Costs Incurred During the Period[3]	41,163
Changes in Estimated Future Development Costs[4]	(47,578)
Extensions and Improved Recovery[5]	37,195
Discoveries	5,040
Acquisitions of Reserves[5]	2,962
Dispositions of Reserves[5]	-
Net Change Resulting from Revisions in Quantity Estimates	17
Accretion of Discount[6]	7,406
Net Change in Income Taxes[7]	8,686
All other changes[8]	9,918
Estimated Future Net Revenue at December 31, 2006	79,626

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2006 versus forecast.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
Year	**Proved Reserves**	**Proved Plus Probable Reserves**	**Proved Reserves**
2007	13,326	16,033	13,326
2008	5,873	10,268	5,758
2009	3,858	17,532	3,708
2010	0	3,274	0
2011	11	264	10
Thereafter	6	696	6
Total Undiscounted	23,073	48,067	22,807
Total Discounted at 10%	20,846	40,786	20,627

Fairquest expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of Fairquest's principal oil and natural gas properties as at December 31, 2006. Unless otherwise indicated, production stated is average production for 2006 received by Fairquest in respect of its working interest share attributable before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2006.

West Pembina/Columbia/Harlech

The West Pembina and Columbia/Harlech properties are located in west central Alberta approximately 180 kilometers southwest of Edmonton. Fairquest holds a working interest in 127,200 gross (29,140 net) acres of land, 72% of which is presently undeveloped.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. Fairquest's average daily production from the West Pembina area was 1,213 Mcf/d of natural gas and 42 Bbls/d of oil and NGLs for an equivalent of 244 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. In 2006, Fairquest participated in the drilling of two wells (0.33 net) targeting the Nisku, both of which have been completed for gas production in the Nisku. In addition, Fairquest has a large inventory of Nisku prospects.

The Columbia/Harlech area is located directly west of West Pembina. As at December 31, 2006, 29 gross (10.0 net) wells are on production with Fairquest's average daily production totaling 3,380 Mcf/d of natural gas and 209 Bbls/d of oil and natural gas liquids for an equivalent of 773 BOE/d for the year, a 195% increase from production rates at the end of 2005. With as many as 12 different drilling targets and a large undeveloped land base, the West Pembina/Columbia/Harlech area was the primary focus of the company's 2006 drilling program, with the drilling of 20 gross (8.53 net) total wells. The majority of the 2006 drilling was focused on exploring for and developing sweet natural gas Cretaceous aged reservoir sandstones within the Viking formation and Mannville Group, with secondary focus on the Cretaceous Belly River and Cardium formations and the Jurassic Rock Creek formation. During the year, extensive upgrades and expansions were performed to the company's production facilities and gas gathering infrastructure which will allow for future discoveries to be brought into production in a timely manner.

Valhalla/Rycroft

The Valhalla/Rycroft area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta. Fairquest's average daily production from the area was 236 Mcf/d natural gas and 8 Bbls/d oil and associated natural gas liquids for an equivalent of 47 BOE/d in 2006, with 12 gross (1.5 net) wells on production as at December 31, 2006. In addition to the production, Fairquest holds 30,080 gross (5,078 net) acres of land in the area, 69% of which presently remains undeveloped. During 2006 the Corporation entered into a farm-out agreement that resulted in the drilling of one gas well (0.40 net).

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects, an example of which is the gas discovery in the Nisku formation in Wild River in the 8-14-53-25W5 well drilled by Fairborne in 2004. The Wild River exploration well has produced between 16,000 Mcf/d and 20,000 Mcf/d since being brought on production in late 2004. In addition to the Devonian potential in the area, Fairquest has identified an extensive inventory of drilling prospects that would test the potential of several Cretaceous aged sweet natural gas reservoirs on the Corporation's acreage. Average daily production from the area was 2,635 Mcf/d natural gas and 7 Bbls/d oil and associated natural gas liquids for an equivalent of 445 BOE/d in 2006, from 10 (1.5 net) wells. Fairquest holds a working interest in 99,200 gross (46,028 net) acres of land in the Wild River/Deep Basin area, 85% of which is presently undeveloped. In 2006 Fairquest drilled a total of three wells gross (1.3 net) in the Wild River/Deep Basin area, with two (0.75 net) cased and/or completed for gas production and one (0.6 net) well that was dry and abandoned. During 2006, Fairquest spent $5.6 million to acquire an additional 6.0% working interest in the 8-14-057-23W5 well.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairquest's Central Alberta operations area. As at December 31, 2006 Fairquest had production from 11 gross (3.3 net) wells in the area. Fairquest's average daily production from the area was 852 Mcf/d of natural gas and 53 Bbls/d of oil and associated natural gas liquids for an equivalent of 195 BOE/d. Fairquest's total land holdings in the area consists of 18,022 gross (4,327 net acres) of which 2,321 net acres (54%) are presently undeveloped. The 2006 drilling program saw the drilling of three (0.3 net) wells targeting sweet natural gas in the Cretaceous aged formations. Of these wells, all were cased and completed for potential gas production from the target horizon. In addition, Fairquest participated in the drilling of one well (0.57 net) which targeted sour natural gas in the Devonian aged Wabamun formation, and was successfully brought on production in 2006. In 2006, Fairquest entered into a farm-in agreement with a senior Canadian producer with a commitment to drill five earning wells on over 10,790 gross acres of undeveloped land, substantially increasing Fairquest's land position in the area. These five earning wells represent the drilling program planned for 2007, with three wells (1.08 net) targeting the Cretaceous and two wells (0.72 net) to test the potential of the Devonian Wabamun.

Marlboro/Pine Creek

The Marlboro/Pine Creek property is located in west central Alberta, approximately 200 kilometers west of Edmonton. Fairquest holds an interest in 7,360 gross (842 net) acres of land in this area, of which 3,520 gross (344 net) acres are presently undeveloped. Fairquest's average daily production from this area from 10 gross (1.0 net) wells was 255 Mcf/d of natural gas and 4 Bbls/d of oil and associated natural gas liquids for an equivalent of 47 BOE/d in 2006. In 2006, the Corporation did not participate in any drilling operation, but does plan on participating in one well (0.5 net) in 2007.

Oil And Gas Wells

The following table sets forth the number and status of wells in which Fairquest had a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	7	0.9	3	0.9	92	22.8	31	13.0
Total	7	0.9	3	0.9	92	22.8	31	13.0

Properties with no Attributable Reserves

The following table sets out Fairquest's developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	67,368	16,947	214,494	68,454	281,862	85,401
Total	67,368	16,947	214,494	68,454	281,862	85,401

The Corporation expects that rights to explore, develop and exploit 20,435 net acres of its undeveloped land holdings will expire by December 31, 2007. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

Fairquest used its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. Fairquest has 37.6 net wells for which it expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $1.5 million (undiscounted) and $0.5 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating future net revenue of the Corporation as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of the Corporation's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	3
2008	51
2009	50
Thereafter	1,419
Total Undiscounted	1,523
Total Discounted @ 10%	451

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	38
2008	42
2009	29
Thereafter	1,040
Total Undiscounted	1,149
Total Discounted @ 10%	389

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized and general administrative expenses) related to Fairquest's activities for the year ended December 31, 2006:

Property acquisition costs	
Proved properties	5,559,177
Undeveloped properties	-
Exploration costs	58,702,100
Development costs	41,163,366
Dispositions	-
Corporate Assets	-
Total	105,424,643

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Fairquest participated during the year ended December 31, 2006.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	2.0	0.8	-	-
Natural Gas	23.0	9.5	8.0	2.2
Coal Bed Methane	-	-	-	-
Service	-	-	-	-
Dry	2.0	1.1	-	-
Total	27.0	11.4	8.0	2.2

Production Estimates

The following table sets out the volume of Fairquest's production estimated for the year ended December 31, 2007 as evaluated by GLJ which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Reserves Data*".

FORECAST PRICES AND COSTS

	Light And Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Entity Description	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved										
Columbia/Harlech	39	29	7,960	6,675	0	0	342	283	1,707	1,424
Other Properties	5	4	5,749	4,123	71	58	100	69	1,075	770
Total: Total Proved	44	33	13,709	10,798	71	58	442	352	2,782	2,194
Total Proved plus Probable										
Columbia/Harlech	40	29	8,246	6,901	0	0	354	292	1,768	1,472
Other Properties	5	4	5,906	4,225	77	63	104	71	1,107	791
Total: Total Proved plus Probable	45	34	14,152	11,126	77	63	458	364	2,875	2,262

Notes:

(1) May not add due to rounding.

CONSTANT PRICES AND COSTS

	Light And Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Entity Description	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved										
Columbia/Harlech	39	29	7,960	6,754	0	0	342	287	1,707	1,441
Other Properties	5	4	5,749	4,137	71	58	100	69	1,075	773

Total: Total Proved	44	33	13,709	10,891	71	58	442	356	2,782	2,214
Total Proved plus Probable										
Columbia/Harlech	40	29	8,246	6,980	0	0	354	296	1,768	1,489
Other Properties	5	4	5,906	4,239	77	63	104	72	1,107	793
Total: Total Proved plus Probable	45	34	14,152	11,219	77	63	458	368	2,875	2,282

Notes:

(1) May not add due to rounding.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2006			
	Dec. 31	**Sept. 30**	**June 30**	**March 31**
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	245	164	175	83
Conventional Gas (Mcf/d)	11,154	8,497	8,122	6,461
Coal Bed Methane (Mcf/d)	-	-	-	-
NGLs (Bbls/d)	250	99	179	91
Combined (BOE/d)	2,354	1,679	1,708	1,252
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	63.16	80.56	78.83	71.86
Conventional Gas ($/Mcf)	7.40	6.05	6.35	7.99
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	54.13	42.98	45.89	61.77
Combined ($/BOE)	47.39	41.03	43.15	50.57
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.51	12.03	16.03	13.94
Conventional Gas ($/Mcf)	1.01	1.03	1.35	2.44
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	3.09	27.27	15.52	13.14
Combined ($/BOE)	6.10	8.00	9.69	14.50
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.70	8.50	8.40	10.99
Conventional Gas ($/Mcf)	1.34	1.35	1.77	1.39
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	7.44	10.96	5.85	7.22
Combined ($/BOE)	7.82	8.31	9.92	8.46
Netback Received ($/BOE)[2]				
Light and Medium Crude Oil ($/Bbls)	46.94	60.02	54.39	46.92
Conventional Gas ($/Mcf)	4.74	3.38	2.95	3.81
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	43.60	4.75	24.52	41.41
Combined ($/BOE)	31.98	23.26	22.19	25.82

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Fairquest's average daily production from its important fields for the year ended December 31, 2006:

	Light and Medium Crude Oil (Bbls/d)	Conventional Gas (Mcf/d)	Coal Bed Methane (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
West Pembina	32	1,213	-	10	244
Columbia/Harlech	122	3,380	-	87	773
Valhalla/Rycroft	-	236	-	8	47
Wild River/Deep Basin	7	2,635	-	-	445
Pigeon Lake/Westerose	4	852	-	49	195
Marlboro	3	255	-	1	47
Miscellaneous	-	-	-	-	-
Total Alberta	167	8,571	-	155	1,751
Total	167	8,571	-	155	1,751

Fairquest's crude oil production for the year ended December 31, 2006 was 100% light and medium quality crude oil (25° API or greater).

For the year ended December 31, 2006, approximately 15% of Fairquest's gross revenue was derived from crude oil production, 10% was derived from NGL production and 75% was derived from natural gas production.

Forward Contracts and Marketing

Fairquest's crude oil and natural gas production is sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

The following natural gas fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Swaps			
Jan 1/07 – Mar 31/07	3500	$7.77	AECO Monthly
Apr 1/07 – Jun 30/07	2000	$6.785	AECO Monthly
Apr 1/07 – Jun 30/07	2000	$6.795	AECO Monthly
Apr 1/07 – Jun 30/07	1000	$6.745	AECO Monthly
AECO Participating Swaps			
Jan 1/07 – Mar 31/07	1500	$8.11 + 50%	AECO Daily



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR JULY 16, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

June 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of June 2007. The distribution will be paid on July 16, 2007 to Unitholders of record on June 30 2007. The ex-distribution date is June 27, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.24656 to 1.25856. This increase will be effective on June 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	May 31, 2007
Opening Exchange Ratio:	1.24656
Fairborne Energy Trust Distribution per Unit:	$0.09
Fiveday Weighted Average Trading Price of FEL.UN (prior to the end of May):	$9.35
Increase in Exchange Ratio (**):	0.01200
Effective Date of the Increase in Exchange Ratio:	June 15, 2007
Exchange Ratio as of the Effective Date:	1.25856

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Fiveday Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are

included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FAIRBORNE ENERGY TRUST

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Fairborne Energy Trust ("**Fairborne**" or the "**Trust**")
3400, 450 1st Street S.W.
Calgary, AB T2P 5H1

1.2 Executive Officer

For further information, contact Aaron Grandberg, Chief Financial Officer of Fairborne Energy Ltd. ("**Fairborne Energy**"), the Administrator and a subsidiary of the Trust (telephone (403) 290-3217).

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On June 4, 2007 the Trust, through Fairborne Energy, completed the acquisition of all of the outstanding common shares ("**Fairquest Shares**") of Fairquest Energy Limited ("**Fairquest**") pursuant to a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta).

Fairquest is a junior oil and natural gas company with its principal and head office located in Calgary, Alberta and has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it commenced active operations in June of 2005. Since commencing operations, Fairquest has concentrated on exploration and development drilling of prospects in its core areas in the province of Alberta, with its activities directed predominantly towards natural gas and light oil prone prospects.

Prior to completion of the Arrangement, Fairquest was a reporting issuer in certain provinces of Canada and its common shares were listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "FQE". Following completion of the Arrangement, the common shares of Fairquest were de-listed from trading on the TSX and Fairquest ceased to be a reporting issuer.

2.2 Date of Acquisition

June 4, 2007

2.3 Consideration

Pursuant to the Arrangement, shareholders of Fairquest received, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit ("**Trust Units**") of Fairborne. The former shareholders of Fairquest received in the aggregate 15,832,933 Trust Units of Fairborne in exchange for all of the outstanding common shares of Fairquest. Fairborne also assumed approximately 48 million of net debt upon closing of the Arrangement.

In connection with the Arrangement, the Trust issued warrants ("**Trust Warrants**") to purchase Trust Units in exchange for all of the outstanding common share purchase warrants of Fairquest, which Trust Warrants entitle the holders thereof to purchase an aggregate of 1,811,836 Trust Units at an exercise price of $8.128 per Trust Unit on or prior to May 31, 2010.

2.4 Effect on Financial Position

On completion of the Arrangement, Fairquest became an indirect wholly-owned subsidiary of the Trust.

Following completion of the Arrangement, the producing properties of Fairquest were transferred into the Fairborne Pivotal Production Partnership, which owns substantially all of the Trust's producing oil and gas properties, and Fairquest became a partner in the Fairborne Pivotal Production Partnership.

The Arrangement maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties. The combined entity will also benefit from greater scale and diversification, allowing for more efficient allocation of Fairborne's capital program and enhanced flexibility to pursue acquisitions and other growth prospects.

Immediately following completion of the Arrangement, Fairborne's $165 million extendable revolving term credit facility was increased to $205 million which, together with a $15 million demand operating credit facility, represents aggregate available credit facilities of $220 million. Fairquest's credit facilities in the aggregate amount of approximately $32.5 million were paid out by Fairborne in conjunction with the increase in Fairborne's credit facilities.

2.5 Prior Valuations

In connection with the Arrangement, a special committee of the board of directors of Fairquest engaged Cormark Securities Inc. ("**Cormark**") to prepare a formal valuation of the Fairquest Shares and the Trust Units to be issued in consideration for Fairquest Shares pursuant to the Arrangement (the "**Proposed Consideration**"). Further to this engagement, Cormark prepared a formal valuation opinion dated April 26, 2007, effective as of March 11, 2007 (the "**Cormark Valuation**").

For purposes of the Cormark Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. The value of the Trust Units of the combined entity (the "**Combined Company**") resulting from the Arrangement reflected in the Cormark Valuation represents the anticipated settled trading value of the Trust Units of the combined entity following implementation of the Arrangement and excludes the effective changes in securities markets, interest rates, exchange rates, commodity prices, and economic, general business and financial conditions which generally influence the price of securities. This anticipated settled trading value of the Trust Units of the combined entity was then utilized to determine the value of the Proposed Consideration on the basis that shareholders of Fairquest would receive 0.39 of a Trust Unit for each Fairquest Share held.

The Cormark Valuation was based upon techniques and assumptions that Cormark considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Fairquest Shares and the range of values of the Proposed Consideration.

Valuation Methodologies

Cormark relied upon the following methodologies, as appropriate, in determining the range of fair market values of the Fairquest Shares and the value of the Proposed Consideration:

1. net asset value ("**NAV**") approach;

2. NAV multiple ("**NAV Multiple**") approach;

3. discounted cash flow ("**DCF**") analysis;

4. comparable precedent transactions ("**Comparable Transactions**") approach; and

5. comparable market trading ("**Comparable Trading**") approach.

Cormark placed the greatest emphasis on the NAV approach in determining its range of fair market values of the Fairquest Shares and the value of the Proposed Consideration.

Cormark utilized NAV Multiple analysis based on a multiple of price-to-NAV ("**P/NAV**") multiple to determine the value of the Combined Company but did not consider it appropriate to apply such analysis to Fairquest.

Cormark utilized DCF analysis as a methodology to determine the value of certain assets of Fairquest and the Combined Company as part of its NAV approach but did not consider it appropriate to apply such analysis on a total company basis to either Fairquest or the Combined Company.

Cormark applied the Comparable Transactions approach to Fairquest in determining the fair market values of the Fairquest Shares, but did not rely on the Comparable Transactions approach in its determination of the value of the Proposed Consideration because the Comparable Transactions approach calculates en bloc and not market trading value.

Cormark applied the Comparable Trading approach to the Combined Company to estimate the value of the Proposed Consideration. Cormark also reviewed whether the Comparable Trading approach applied to Fairquest might imply values that exceed the values calculated by the NAV and Comparable Transactions approaches. Based on this review, Cormark concluded that the Comparable Trading approach implied values that were generally below the values determined by the other two methodologies. Given the foregoing and the fact that market trading prices generally reflect minority discount values rather than en bloc values, Cormark did not rely on this methodology in determining the fair market value of the Fairquest Shares.

Valuation Conclusion – Fairquest Shares

Based upon and subject to the foregoing, Cormark determined in the Cormark Valuation that, as of March 11, 2007, the fair market value of the Fairquest Shares was in the range of $3.40 to $3.90 per Fairquest Share.

Valuation Conclusion – Combined Company Trust Units

Based upon and subject to the foregoing, Cormark determined in the Cormark Valuation that, as of March 11, 2007, the value of the trust units of the Combined Company was in the range of $9.00 to $10.25.

Valuation Conclusion – Proposed Consideration

Using the values for the Trust Units of the Combined Company, at an exchange ratio of 0.39 of a Trust Unit of the Combined Company per Fairquest Share, Cormark determined in the Cormark Valuation that the value of the Proposed Consideration was in the range of $3.51 to $4.00 per Fairquest Share.

2.6 Parties to Transaction

Not applicable. The Acquisition was completed with arm's length parties.

2.7 Date of Report

July 10, 2007

Item 3 Financial Statements

The audited financial statements of Fairquest for the year and period ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative financial statements of Fairquest as at and for the three months ended March 31, 2007, together with the notes thereto are attached as Schedule "A" to this Business Acquisition Report.

The unaudited pro forma consolidated balance sheet of Fairborne as at March 31, 2007 and the unaudited pro forma consolidated statement of operations of Fairborne for the three months ended March 31, 2007 and the year ended December 31, 2006, after giving effect to the Arrangement together with the notes thereto are attached as Schedule "B" to this Business Acquisition Report.

SCHEDULE A

Financial Statements of Fairquest

Audited Financial Statements for the Years Ended December 31, 2006 and 2005

AUDITORS' REPORT

To the Shareholders of Fairquest Energy Limited

We have audited the balance sheets of Fairquest Energy Limited as at December 31, 2006 and 2005 and the statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2006 and the period from commencement of operations on June 1 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from commencement of operations on June 1 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants
Calgary, Canada

March 6, 2007, except as to note 10 which is as of March 15, 2007.

[Financial Statements]



BALANCE SHEETS

($thousands)	December 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ –	$ 16
Short term investments	–	26,341
Accounts receivable	7,529	8,953
	7,529	35,310
Capital assets *(Note 3)*	183,971	95,951
Future income taxes *(Note 6)*	215	1,760
	$ 191,715	$ 133,021
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,332	$ 39,956
Bank indebtedness *(Note 4)*	16,862	–
	38,194	39,956
Asset retirement obligations *(Note 5)*	1,353	885
Shareholders' Equity		
Capital stock and warrants *(Note 7)*	153,724	90,598
Contributed surplus *(Note 7)*	1,488	485
Retained earnings (deficit)	(3,044)	1,097
	152,168	92,180
Commitments *(Notes 7 and 9)*		
Subsequent event *(Note 10)*		
	$ 191,715	$ 133,021

See accompanying notes to the financial statements.

Approved on behalf of the Board:

David M. Fitzpatrick
Director

Gary F. Aitken
Director



STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

($thousands, except per share amounts)	**For the year ended December 31, 2006**	June 1[1] to December 31, 2005
Revenue		
Petroleum and natural gas	**$ 29,003**	$ 14,068
Royalties	**(5,696)**	(3,341)
Transportation	**(960)**	(345)
Interest	**385**	408
	22,732	10,790
Expenses		
Operating	**5,471**	1,758
General and administrative	**4,648**	1,845
Interest	**523**	–
Depletion, depreciation and accretion	**17,873**	4,914
	28,515	8,517
Income (loss) before taxes	**(5,783)**	2,273
Taxes (reduction) *(Note 6)*		
Future	**(1,642)**	1,101
Capital	**–**	75
	(1,642)	1,176
Net income (loss)	**(4,141)**	1,097
Retained earnings, beginning of period	**1,097**	–
Retained earnings (deficit), end of period	**$ (3,044)**	$ 1,097
Net income (loss) per share *(Note 7)*		
Basic	**$ (0.13)**	$ 0.04
Diluted	**$ (0.13)**	$ 0.04

(1) Commencement of operations

See accompanying notes to the financial statements.



STATEMENTS OF CASH FLOWS

($thousands)	For the year ended December 31, 2006	June 1 [1] to December 31, 2005
Cash provided by (used in):		
Operating activities		
Net income (loss)	$ (4,141)	$ 1,097
Items not involving cash:		
Depletion, depreciation and accretion	17,873	4,914
Stock-based compensation expense	942	485
Future income taxes (reduction)	(1,642)	1,101
	13,032	7,597
Change in non-cash working capital	439	3,889
	13,471	11,486
Financing activities		
Issuance of common shares, warrants and performance shares, net of costs	66,451	56,782
Redemption of common shares, warrants and performance shares	(77)	–
Bank indebtedness	16,862	–
	83,236	56,782
Investing activities		
Capital expenditures	(99,866)	(59,025)
Property acquisitions	(5,559)	(10,000)
Short term investments	26,341	(26,341)
Change in non-cash working capital	(17,639)	27,114
	(96,723)	(68,252)
Change in cash and cash equivalents	(16)	16
Cash and cash equivalents, beginning of period	16	–
Cash and cash equivalents, end of period	$ –	$ 16
Cash interest paid	$ 523	$ –

(1) Commencement of operations

See accompanying notes to the financial statements



NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2006 and 2005 and for the year ended December 31, 2006
and the period from commencement of operations on June 1 to December 31, 2005
(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

Relationship with Fairborne Energy Ltd.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued options and performance shares to the employees of Fairborne as service providers to Fairquest.

Included in general and administrative costs is $2.6 million relating to amounts charged under the Technical Services Agreement during the year ended December 31, 2006 (June 1 to December 31, 2005 - $0.9 million). At December 31, 2006, accounts payable included $6.7 million (December 31, 2005 – $12.4 million) due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.



The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

All of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Risk management

From time to time, Fairquest may use physical sales contracts in the form of forwards, futures and/or swap contracts to manage its exposure to commodity price fluctuations. The receipts arising from these contracts are recognized in income as a component of oil and gas sales.

f) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.



g) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

h) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

i) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

j) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amount recorded for depletion is based on estimates of reserve volumes and accretion of ARO is based on estimated costs and timing of expenditures. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

k) Per share information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

l) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.



2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Cash paid	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	2006	2005
Petroleum and natural gas properties and equipment	$ 206,617	$ 100,825
Accumulated depletion and depreciation	(22,646)	(4,874)
	$ 183,971	$ 95,951

Fairquest performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2006 ceiling test are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairquest's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2006.

Year	WTI Oil *($U.S./bbl)*	Foreign Exchange Rate	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmbtu)*
2007	62.00	0.87	70.25	7.20
2008	60.00	0.87	68.00	7.45
2009	58.00	0.87	65.75	7.75
2010	57.00	0.87	64.50	7.80
2011	57.00	0.87	64.50	7.85
2012	57.50	0.87	65.00	8.15
2013	58.50	0.87	66.25	8.30
2014	59.75	0.87	67.75	8.50
2015	61.00	0.87	69.00	8.70
2016	62.25	0.87	70.50	8.90
2017	63.50	0.87	71.75	9.10

Escalate thereafter 2.0% per year

As at December 31, 2006, future development costs of $23.8 million (June 1 to December 31, 2005 - $15.2 million) were included in the depletion calculation. As at December 31, 2006, costs of unproved properties in the amount of $12.6 million (June 1 to December 31, 2005 – $12.6 million) were excluded from the depletion calculation. In addition, costs of $10.0 million (December 31, 2005 - $8.9 million) were excluded related to wells that were not yet completed or evaluated at December 31, 2006. Included in the Company's petroleum and natural gas properties and equipment balance is $1.1 million (December 31, 2005 - $0.8 million) relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At December 31, 2006 the Company had available $22 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the banks' prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 2.25% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 30, 2007.

Fairquest also has available an $11 million revolving credit facility which is repayable in full on May 30, 2007. The facility is secured in the same manner as the facilities described above. Interest payable on amounts drawn under this facility will be at the prevailing bankers' acceptance rates plus stamping fees, or lenders' prime rate plus margins ranging from 1.0% to 2.25% depending on financial statement ratios and the form of borrowing by the Company. While any amount of the facility is outstanding, the interest rates under the existing credit facilities will increase by 0.50% at all levels. As at December 31, 2006, no amount was outstanding under this facility.

5. ASSET RETIREMENT OBLIGATIONS

Fairquest's asset retirement obligations result from ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $4.0 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are expected to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5% and an inflation rate of 1.5% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

		2006		June 1[1] to December 31, 2005
Balance, beginning of year	$	**885**	$	–
Transfer of assets through Plan of Arrangement *(Note 2)*		**–**		757
Liabilities incurred		**367**		88
Accretion expense		**101**		40
Balance, end of year	$	**1,353**	$	885

(1) Commencement of operations



6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	2006	June 1 (1) to December 31, 2005
Earnings (loss) before taxes	$ (5,783)	$ 2,273
Combined federal and provincial tax rate	34.5%	37.6%
Computed "expected" income tax expense (recovery)	(1,995)	855
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	584	711
Non-deductible stock based compensation	325	182
Resource allowance	(409)	(608)
Rate reduction and other	(147)	(39)
Future income taxes (reduction)	(1,642)	1,101
Capital taxes	–	75
Total taxes (reduction)	$ (1,642)	$ 1,176

(1) Commencement of operations

The components of the future income tax asset at December 31, 2006 and 2005 are as follows:

	2006	2005
Petroleum and natural gas properties and equipment	$ (1,662)	$ 491
Asset retirement obligations	375	298
Share issue costs	1,502	971
Future income tax asset	$ 215	$ 1,760



7. CAPITAL STOCK

a) Authorized

Unlimited number of common shares;
Unlimited number of preferred shares, issuable in series; and
1,000,000 Performance Shares.

b) Issued and Outstanding

2006

	Number of Shares *(thousands)*	Amount
Balance, beginning of year	28,041	$ 89,517
Flow-through shares issued for cash	5,700	45,540
Common shares issued for cash	6,500	24,700
Issued on exercise of warrants	29	98
Issued on exercise of performance shares	5	4
Redemption	(41)	(142)
Share issue costs	–	(3,871)
Future tax benefit of issue costs	–	1,184
Future tax impact of 2005 flow-through shares	–	(4,371)
Balance, end of year	40,234	$ 152,659

Warrants

Balance, beginning of year	4,733	$ 1,071
Exercised	(29)	(7)
Redemption	(41)	(9)
Balance, end of year	4,663	$ 1,055

Performance Shares

Balance, beginning of year	997	$ 10
Exercised	(8)	–
Redemption	(32)	–
Balance, end of year	957	$ 10



Period from commencement of operations on June 1 to December 31, 2005

	Number of Shares *(thousands)*	Amount
Issued on incorporation	–	$ –
Issued pursuant to private placement	4,740	8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308	32,845
Issued for cash on private placement	5,000	36,600
Issued for cash on flow-through basis	1,000	13,000
Share issue costs	–	(2,813)
Redemption	(7)	(14)
Future tax benefit of issue costs	–	971
Balance, end of period	28,041	$ 89,517
Warrants		
Issued pursuant to private placement	4,740	$ 1,073
Redemption	(7)	(2)
Balance, end of period	4,733	$ 1,071
Performance Shares		
Issued pursuant to private placement	1,000	$ 10
Redemption	(3)	–
Balance, end of period	997	$ 10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement to officers, directors, employees and special consultants ("Fairquest service providers") of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares to employees at a price of $0.01 per share for total gross proceeds of approximately $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The securities are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008, subject to acceleration in certain events. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases and the remaining unreleased shares held by the former service provider will be repurchased at their original cost. As at December 31, 2006, 1,540,269 common shares have been released.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants of $0.23 per warrant was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants. As at December 31, 2006, 1,540,269 warrants were exercisable.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008, subject to acceleration in certain events, and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share.



If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. The weighted average fair value of the Performance Shares of $0.48 per share was determined using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. The resulting fair value is being recorded as compensation expense over the vesting term of the shares. As at December 31, 2006, 319,167 Performance Shares were convertible.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne.

On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairquest issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective December 31, 2005. As at December 31, 2005, the flow-through commitment had been fully spent.

On May 11, 2006, pursuant to a private placement, Fairquest issued 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective December 31, 2006. As at December 31, 2006, the flow-through commitment had been fully spent.

On November 14, 2006, Fairquest issued 6,500,000 common shares at $3.80 per share and 2,200,000 flow-through common shares at $4.95 per share, resulting in aggregate gross proceeds of $35.6 million. The common shares and flow-through common shares were offered in certain provinces of Canada pursuant to a short form prospectus. Flow-through expenditures on Canadian exploration expenses were renounced to the subscribers effective December 31, 2006. Fairquest has a commitment to spend $10.9 million on qualifying Canadian exploration expenditures on or before December 31, 2007. As at December 31, 2006, $1.4 million of exploration expenditures have been incurred.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income (loss) per share:

(thousands)	2006	June 1 (1) to December 31, 2005
Basic	**31,390**	26,170
Warrants	**1,717**	2,977
Performance shares	**481**	752
Diluted	**33,588**	29,899

(1) Commencement of operations

Excluded from the diluted number of common shares in 2006 are 1,327,400 stock options (2005 – 1,209,400) as they are out of the money based on average market prices for the period.

d) Stock Options

There are 1,327,400 stock options outstanding at December 31, 2006 with a weighted average exercise price of $7.15 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and December 18, 2011, with exercise prices ranging from $3.22 per option to $9.39 per option. As at December 31, 2006, 392,441 options were exercisable with exercise prices ranging from $7.04 per option to $9.39 per option.



	2006		June 1 [1] to December 31, 2005	
	Number of Options *(thousands)*	**Weighted average exercise price**	Number of Options *(thousands)*	Weighted average exercise price
Balance, beginning of period	**1,209**	**$ 7.32**	–	$ –
Granted	**150**	**6.00**	1,210	7.32
Forfeited	**(32)**	**8.19**	(1)	7.18
Balance, end of period	**1,327**	**$ 7.15**	1,209	$ 7.32
Exercisable	**392**	**$ 7.30**	–	$ –

(1) Commencement of operations

The weighted average fair value of stock options granted during 2006 was $1.65 per option (June 1 to December 31, 2005 - $1.99 per option) using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of between 30 and 50 percent and an expected life of 3 years.

The following table summarizes stock options outstanding at December 31, 2006:

Exercise Price	**Options Outstanding** *(thousands)*	**Remaining Term** *(years)*	**Options Exercisable** *(thousands)*
$ 3.22 - $5.86	59	4.8	–
$6.36 - $7.04	98	4.4	10
$7.18 - $7.19	1,046	3.5	346
$7.72 - $9.39	124	3.7	36
	1,327	**3.6**	**392**

e) Contributed Surplus

	2006	June 1 [1] to December 31, 2005
Balance, beginning of year	**$ 485**	$ –
Stock-based compensation expense	**966**	485
Redemption of common shares and warrants	**65**	–
Exercise of performance shares	**(4)**	–
Forfeited unvested options and performance shares	**(24)**	–
Balance, end of year	**$ 1,488**	$ 485

(1) Commencement of operations



8. FINANCIAL INSTRUMENTS AND PHYSICAL SALES CONTRACTS

a) Credit Risk:

The Company's accounts receivable are from counterparties in the oil and gas industry and are subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximates their fair value due to their short maturity.

c) Forward Sales Contracts:

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the natural gas fixed price sales contracts outstanding at December 31, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Participating Swaps			
Jan 1,2007 - Mar 31,2007	1,500 GJs/day	CDN$8.11/GJ Floor + 50% Partic.	AECO Daily
AECO Swaps			
Jan 1,2007 - Mar 31,2007	3,500 GJs/day	CDN$7.77/GJ	AECO Monthly
Apr 1,2007 - Jun 30, 2007	2,000 GJs/day	CDN$6.785/GJ	AECO Monthly
Apr 1,2007 - Jun 30,2007	2,000 GJs/day	CDN$6.795/GJ	AECO Monthly
Apr 1,2007 - Jun 30,2007	1,000 GJs/day	CDN$6.745/GJ	AECO Monthly

(1) Conversion factor: 1 Mcf = 1.13 GJ

9. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at December 31, 2006, 21 wells have been drilled.

10. SUBSEQUENT EVENT

On March 11, 2007 Fairquest Energy Limited ("Fairquest") entered into an arrangement agreement with Fairborne Energy Trust (the "Trust") and Fairborne Energy Ltd. ("Fairborne") pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. The Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest ("Fairquest Shareholders"), approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. Fairquest will convene an annual and special meeting (the "Meeting") of the Fairquest Shareholders, which Meeting is presently anticipated to be held in late May 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Arrangement.

Unaudited Comparative Financial Statements as at and for the Three Months Ended March 31, 2007



INTERIM BALANCE SHEETS

(Unaudited) *($thousands)*	March 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	$ 7,690	$ 7,529
Capital assets *(Note 2)*	200,454	183,971
Future income taxes	–	215
	$ 208,144	$ 191,715
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 29,546	$ 21,332
Bank indebtedness *(Note 3)*	25,742	16,862
	55,288	38,194
Asset retirement obligations *(Note 4)*	1,460	1,353
Future income taxes	12,900	–
Shareholders' Equity		
Capital stock and warrants *(Note 5)*	140,418	153,724
Contributed surplus *(Note 5)*	1,731	1,488
Deficit	(3,653)	(3,044)
	138,496	152,168
Commitments *(Notes 5 and 7)*		
Proposed business combination *(Note 8)*		
	$ 208,144	$ 191,715

See accompanying notes to the interim financial statements



INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited) *($thousands except per share amounts)*	For the three months ended March 31, 2007	2006
Revenue		
Petroleum and natural gas	**$ 13,717**	$ 5,697
Royalties	**(2,908)**	(1,634)
Transportation	**(378)**	(201)
Interest	**39**	137
	10,470	3,999
Expenses		
Operating	**2,185**	953
General and administrative	**1,231**	987
Interest	**363**	–
Depletion, depreciation and accretion	**7,479**	2,779
	11,258	4,719
Loss before taxes	**(788)**	(720)
Taxes		
Future (reduction)	**(179)**	(96)
Capital	**–**	35
	(179)	(61)
Net loss	**(609)**	(659)
Retained earnings (deficit), beginning of period	**(3,044)**	1,097
Retained earnings (deficit), end of period	**$ (3,653)**	$ 438
Net loss per share *(Note 5)*		
Basic	**$ (0.02)**	$ (0.02)
Diluted	**$ (0.02)**	$ (0.02)

See accompanying notes to the interim financial statements.



INTERIM STATEMENTS OF CASH FLOWS

(Unaudited) *($thousands except per share amounts)*	For the three months ended March 31, 2007	2006
Cash provided by (used in):		
Operating activities		
Net loss	$ **(609)**	$ (659)
Items not involving cash		
Depletion, depreciation and accretion	**7,479**	2,779
Stock-based compensation expense	**243**	231
Future income taxes (reduction)	**(179)**	(96)
	6,934	2,255
Change in non-cash working capital	**39**	3,968
	6,973	6,223
Financing activities		
Share issue costs	**(12)**	–
Redemption of common shares, warrants and performance shares	**–**	(53)
Bank indebtedness	**8,880**	–
	8,868	(53)
Investing activities		
Capital expenditures	**(23,855)**	(35,937)
Short term investments	**–**	26,341
Change in non-cash working capital	**8,014**	3,423
	(15,841)	(6,173)
Change in cash and cash equivalents	**–**	(3)
Cash and cash equivalents, beginning of period	**–**	16
Cash and cash equivalents, end of period	$ **–**	$ 13
Cash interest paid	$ **349**	$ –

See accompanying notes to the interim financial statements



SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2007 *(unaudited)*

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

The interim financial statements of Fairquest Energy Limited ("Fairquest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

Transactions with Fairborne Energy Ltd. ("Fairborne")

Included in general and administrative costs is $0.7 million relating to amounts charged under the Technical Services Agreement during the three months ended March 31, 2007 (March 31, 2006 - $0.4 million). At March 31, 2007, accounts payable included $8.9 million (December 31, 2006 - $6.7 million) due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, Fairquest adopted the new Canadian accounting standards with respect to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. Prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, Fairquest must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairquest manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars or participating fixed prices. Under the new accounting standards, these commodity contracts have been designated as "normal sales contracts" and, therefore, the commodity contracts are not recorded on the balance sheet at fair value.

Amounts received on the settlement of the commodity contracts are included in oil and gas revenue as the contracts settle. The adoption of the new accounting standards had no impact on Fairquest's accounting for the physical delivery commodity contracts outstanding at January 1, 2007 or for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on Fairquest's financial statements because Fairquest does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income, however, there are no amounts that Fairquest would include in other comprehensive income other than net income (loss).

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.



2. CAPITAL ASSETS

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 230,547	$ 206,617
Accumulated depletion and depreciation	(30,093)	(22,646)
	$ 200,454	$ 183,971

As at March 31, 2007, costs of unproved properties in the amount of $12.4 million (December 31, 2006 - $12.6 million) were excluded from the depletion calculation. In addition, costs of $10.6 million (December 31, 2006 - $10.0 million) were excluded related to wells that were not yet completed or evaluated at March 31, 2007. Included in the Company's petroleum and natural gas properties and equipment balance is $1.2 million (December 31, 2006 - $1.1 million) relating to asset retirement obligations, net of accumulated depletion.

3. BANK INDEBTEDNESS

At March 31, 2007 the Company had available $22 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the banks' prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 2.25% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 30, 2007.

Fairquest also has available an $11 million revolving credit facility which is repayable in full on May 30, 2007. The facility is secured in the same manner as the facilities described above. Interest payable on amounts drawn under this facility will be at the prevailing bankers' acceptance rates plus stamping fees, or lenders' prime rate plus margins ranging from 1.0% to 2.25% depending on financial statement ratios and the form of borrowing by the Company. While any amount of the facility is outstanding, the interest rates under the existing credit facilities will increase by 0.50% at all levels. As at March 31, 2007, $4.5 million (December 31, 2006 – nil) was outstanding under this facility.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Amount
Balance, December 31, 2006	$ 1,353
Liabilities incurred	75
Accretion expense	32
Balance, March 31, 2007	**1,460**



5. CAPITAL STOCK

a) Issued and Outstanding

	Number of Shares	Amount
Common Shares		
Balance, beginning of period	40,234	$ 152,659
Share issue costs	–	(12)
Future tax benefit of issue costs	–	4
Future tax impact of 2006 flow-through shares	–	(13,298)
Balance, end of period	**40,234**	**$ 139,353**
Warrants		
Balance, beginning and end of period	**4,663**	**$ 1,055**
Performance Shares		
Balance, beginning and end of period	**957**	**$ 10**

Fairquest is required to spend $45.6 million on qualifying Canadian exploration expenditures pursuant to flow-through shares issued in May, 2006 and November, 2006. The required expenditures were renounced to subscribers effective December 31, 2006. As at March 31, 2007, the flow-through commitments had been fully spent.

b) Per Share Amounts

The weighted average number of common shares used to calculate the net loss per share for the three months ended March 31, 2007 was 40,234,000 (March 31, 2006 – 28,016,000). The effect of outstanding options, warrants and performance shares is anti-dilutive for the three months ended March 31, 2007 and 2006.

c) Stock Options

There are 1,329,400 stock options outstanding at March 31, 2007 with a weighted average exercise price of $7.12 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and February 1, 2012.

	Number of Options (thousands)	Weighted average exercise price
Balance, December 31, 2006	1,327	$ 7.15
Granted	12	3.08
Forfeited	(10)	5.67
Balance, March 31, 2007	**1,329**	**$ 7.12**

The weighted average fair value of stock options granted during the period from January 1 to March 31, 2007 was $1.16 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent and expected volatility of 50 percent.



d) Contributed Surplus

Balance, December 31, 2006	$	1,488
Stock based compensation expense		243
Balance, March 31, 2007	**$**	**1,731**

6. PHYSICAL SALES CONTRACTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the natural gas fixed price sales contracts outstanding at March 31, 2007:

Remaining Term	Volume	Price	Settlement Index
AECO Participating Swaps			
Apr 1,2007 - Jun 30,2007	1,000 GJs/day	CDN$7.54/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Sep 30,2007	2,000 GJs/day	CDN$7.33/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Oct 31,2007	1,500 GJs/day	CDN$7.62/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Oct 31,2007	1,500 GJs/day	CDN$7.53/GJ + 25% Partic.	AECO C Daily
AECO Swaps			
Apr 1,2007 – Jun 30,2007	2,000 GJs/day	CDN$6.785/GJ	AECO Monthly
Apr 1,2007 – Jun 30,2007	2,000 GJs/day	CDN$6.795/GJ	AECO Monthly
Apr 1,2007 – Jun 30,2007	1,000 GJs/day	CDN$6.745/GJ	AECO Monthly
AECO Collars			
Oct 1,2007 – Dec 31,2007	1,000 GJs/day	CDN$8.00/GJ – CDN$9.25/GJ	AECO Daily
Nov 1,2007 – Mar 31,2008	1,000 GJs/day	CDN$8.00/GJ – CDN$10.00/GJ	AECO Daily
Nov 1,2007 – Mar 31,2008	2,000 GJs/day	CDN$8.00/GJ – CDN$10.45/GJ	AECO Daily

(1) Conversion factor: 1 Mcf = 1.13 GJ

All of the above contracts have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

7. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at March 31, 2007, all of the wells have been drilled, with one well awaiting completion.

8. PROPOSED BUSINESS COMBINATION

On March 11, 2007 Fairquest entered into an arrangement agreement with Fairborne Energy Trust (the "Trust") and Fairborne pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. The Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest ("Fairquest Shareholders"), approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. Fairquest has convened an annual and special meeting (the "Meeting") of the Fairquest Shareholders, which Meeting is scheduled to be held on May 30, 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Arrangement.

SCHEDULE B

Pro Forma Consolidated Financial Statements
Fairborne Energy Trust

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2007
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Assets				
Current assets:				
Cash and cash equivalents	$ 775	$ –	$ –	$ 775
Accounts receivable	79,616	6,654	–	86,270
Prepaid expenses and deposits	3,159	1,036	–	4,195
	83,550	7,690	–	91,240
Capital assets	462,186	200,454	(200,454) 220,048	682,234
Goodwill	16,170	–	–	16,170
	$ 561,906	$ 208,144	$ 19,594	$ 789,644
Liabilities				
Current liabilities:				
Accounts payable and accrued liabilities	$ 72,090	$ 29,546	$ 4,700	$ 106,336
Distributions payable	4,367	–	–	4,367
Bank indebtedness	–	25,742	(25,742)	–
	76,457	55,288	(21,042)	110,703
Bank indebtedness	119,645	–	25,742	145,387
Convertible debentures	90,819	–	–	90,819
Non-controlling interest	23,921	–	–	23,921
Asset retirement obligation	11,161	1,460	–	12,621
Future income taxes	39,600	12,900	(12,900) 18,610	58,210
Unitholders' equity:				
Unitholders' capital	224,153	–	144,801	368,954
Capital stock	–	139,353	(139,353)	–
Performance shares	–	10	(10)	–
Warrants	–	1,055	(1,055) 2,879	– 2,879
Equity component of convertible debentures	5,581	–	–	5,581
Contributed surplus	5,925	1,731	(1,731)	5,925
Deficit	(35,356)	(3,653)	3,653	(35,356)
	200,303	138,496	9,184	347,983
	$ 561,906	$ 208,144	$ 19,594	$ 789,644

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Revenue:				
Petroleum and natural gas	49,666	13,717	–	63,383
Royalties	(8,794)	(2,908)	–	(11,702)
Transportation	(1,004)	(378)	–	(1,382)
Interest	–	39	–	39
	39,868	10,470	–	50,338
Expenses:				
Operating	9,187	2,185	–	11,372
General and administrative	3,524	1,231	–	4,755
Interest and financing costs	3,743	363	–	4,106
Depletion, depreciation and accretion	19,370	7,479	(503)	26,346
	35,824	11,258	(503)	46,579
Income (loss) before taxes	4,044	(788)	503	3,759
Future income taxes (reduction)	(3,779)	(179)	147	(3,811)
Net income (loss) before non-controlling interest	7,823	(609)	356	7,570
Non-controlling interest	663	–	(224)	439
Net income (loss)	$ 7,160	$ (609)	$ 580	$ 7,131
Net income per unit:				
Basic	$ 0.15			$ 0.11
Diluted	$ 0.15			$ 0.11

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2006
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Revenue:				
Petroleum and natural gas	204,129	29,003	–	233,132
Royalties	(33,185)	(5,696)	(256)	(39,137)
Transportation	(5,313)	(960)	–	(6,273)
Interest	–	385	–	385
	165,631	22,732	(256)	188,107
Expenses:				
Operating	36,182	5,471	–	41,653
General and administrative	12,286	4,648	–	16,934
Interest and financing costs	9,432	523	–	9,955
Depletion, depreciation and accretion	74,185	17,873	3,515	95,573
	132,085	28,515	3,515	164,115
Income (loss) before taxes	33,546	(5,783)	(3,771)	23,992
Taxes:				
Future (reduction)	(15,272)	(1,642)	(1,101)	(18,015)
Capital	203	–	–	203
	(15,069)	(1,642)	(1,101)	(17,812)
Net income (loss) before non-controlling interest	48,615	(4,141)	(2,670)	41,804
Non-controlling interest	4,536	–	(1,702)	2,834
Net income (loss)	$ 44,079	$ (4,141)	$ (968)	$ 38,970
Net income per unit:				
Basic	$ 0.93			$ 0.64
Diluted	$ 0.90			$ 0.63

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

---

1. Basis of presentation:

Pursuant to an Arrangement Agreement dated as of March 11, 2007 among Fairquest Energy Limited ("Fairquest"), Fairborne Energy Trust (the "Trust) and Fairborne Energy Ltd. ("Fairborne"), Fairborne acquired all the issued and outstanding shares of Fairquest in exchange for units of the Trust pursuant to a plan of arrangement (the "Arrangement) under the Business Corporations Act (Alberta) (the "ABCA"), which Arrangement became effective on June 4, 2007. Fairquest was incorporated under the ABCA on March 7, 2005 and commenced commercial operations on June 1, 2005. Fairquest was engaged in the exploration for and the development, acquisition and production of petroleum and natural gas reserves in Western Canada. The Trust is an open-ended unincorporated investment trust, whose primary business is to acquire and hold securities of subsidiaries and partnerships, including Fairborne, a wholly owned subsidiary, that are engaged in the development, acquisition and production of natural gas, natural gas liquids and crude oil in Western Canada.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2007 is based on:

(a) the unaudited consolidated balance sheet of the Trust as at March 31, 2007; and

(b) the unaudited balance sheet of Fairquest as at March 31, 2007.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2007 is based on:

(a) the unaudited consolidated statement of operations of the Trust for the three months ended March 31, 2007; and

(b) the unaudited statement of operations of Fairquest for the three months ended March 31, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 is based on:

(a) the audited consolidated statement of operations of the Trust for the year ended December 31, 2006; and

(b) the audited statement of operations of Fairquest for the year ended December 31, 2006.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions:

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on January 1, 2007:

(i) Completion of the Arrangement whereby 40.6 million of the issued and outstanding common shares of Fairquest, including those issued on conversion of Performance Shares, were acquired by Fairborne for consideration of 15.8 million Trust units. The outstanding Performance Shares were converted into an aggregate of 0.4 million common shares of Fairquest prior to completion of the Arrangement and were acquired by Fairborne in exchange for Trust units pursuant to the Arrangement. In connection with the Arrangement, the 4.7 million outstanding warrants of Fairquest were disposed of in consideration for warrants to acquire an aggregate of 1.8 million Trust units at $8.13 per Trust unit, exercisable at anytime up to June 1, 2010.

(ii) Costs incurred in connection with the combination, including legal, severance, advisory and other costs and fees of $4.3 million have been included in accounts payable and accrued liabilities. Of these costs, approximately $1.8 million were incurred in Fairquest prior to completion of the Arrangement.

(iii) Included in accounts payable is $400,000 for the estimated fair value of Fairquest commodity contracts outstanding at March 31, 2007.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

(iv) The purchase price equation is as follows:

Transaction exchange values:		
Shares	$	144,801
Warrants		2,879
Transaction costs		2,500
	$	150,180
Net assets acquired:		
Current assets	$	7,690
Capital assets		220,048
Future income taxes		(18,610)
Accounts payable and accrued liabilities		(31,746)
Bank indebtedness		(25,742)
Asset retirement obligations		(1,460)
	$	150,180

The combination has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities of Fairquest has not been finalized and the fair values of the assets and liabilities allocated above will change.

The pro forma consolidated statement of operations for the three months ended March 31, 2007 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2007 as well as the following:

(i) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(ii) Future income taxes and non-controlling interest have been adjusted to reflect the impact of the above adjustment.

The pro forma consolidated statement of operations for the year ended December 31, 2006 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2006 as well as the following:

(i) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(ii) Royalties have been adjusted to reflect the reduced Alberta Royalty Tax Credit for the combined entity.

(iii) Future income taxes and non-controlling interest have been adjusted to reflect the impact of the above adjustments.

future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are

traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

Aaron G. Grandberg
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven R. VanSickle, Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

Steven R. VanSickle
Chief Executive Officer

Q2/07

August 10, 2007 - Fairborne Energy Trust — Second Quarter Financial and Operating Results

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales [1]	**49,501**	50,914	**99,167**	105,703
Funds generated from operations [2]	**25,547**	30,340	**51,580**	58,964
Per unit - basic	**$0.48**	$0.64	**$1.03**	$1.26
Per unit - diluted	**$0.44**	$0.57	**$0.92**	$1.11
Cash flow from operations (including changes in working capital)	**27,724**	38,037	**55,474**	67,616
Per unit - basic	**$0.52**	$0.80	**$1.11**	$1.44
Per unit - diluted	**$0.47**	$0.71	**$0.99**	$1.27
Net income	**6,739**	13,881	**13,899**	24,740
Per unit - basic	**$0.13**	$0.30	**$0.28**	$0.53
Per unit - diluted	**$0.11**	$0.28	**$0.26**	$0.51
Exploration and development expenditures	**6,739**	8,290	**33,963**	37,522
Acquisitions, net of dispositions	**226,328**	-	**226,328**	-
Working capital surplus (deficit)	**11,594**	(3,199)	**11,594**	(3,199)
Bank indebtedness	**179,120**	147,202	**179,120**	147,202
Convertible debentures	**91,389**	-	**91,389**	-
OPERATIONS (Units as noted)				
Average production				
Natural gas *(Mcf per day)*	**48,689**	43,441	**46,885**	44,948
Crude oil *(bbls per day)*	**2,303**	2,607	**2,349**	2,591
Natural gas liquids *(bbls per day)*	**449**	432	**426**	408
Total *(BOE per day)*	**10,867**	10,280	**10,589**	10,491
Average sales price				
Natural gas *($ per Mcf)* [1]	**7.43**	7.74	**7.93**	8.38
Crude oil *($ per bbl)* [1]	**69.90**	74.34	**67.00**	69.43
Natural gas liquids *($ per bbl)*	**50.37**	51.94	**44.52**	51.64
Netback per BOE *($ per BOE)*				
Petroleum and natural gas sales [1]	**50.33**	54.43	**52.04**	55.67
Royalties	**(8.82)**	(7.04)	**(9.14)**	(10.00)
Transportation	**(0.47)**	(1.00)	**(0.77)**	(1.58)
Operating expenses	**(8.01)**	(9.82)	**(8.92)**	(9.23)
Operating netback	**33.03**	36.57	**33.21**	34.86
Wells drilled *(gross)*	**1**	4	**28**	29
Undeveloped land *(net acres)*	**233,467**	182,034	**233,467**	182,034

(1) Excludes unrealized gains (losses) on financial instruments.

(2) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.

SECOND QUARTER HIGHLIGHTS

> Average daily production of 10,867 BOE per day, an increase of 5% compared to the first quarter.
> Current production is 13,000 BOE per day, an increase of 20% over second quarter average production.
> Completed the acquisition of Fairquest Energy Limited ("Fairquest") effective June 4th.
> Strong operating netback of $33.03 per BOE.
> Operating costs of $8.01 per BOE reflected reductions in field operating costs as well as recoveries from third party equalizations for 2005 and 2006.
> Realized gas price of $7.43 per Mcf was 5% higher than average daily AECO prices reflecting an active risk management program and high heat content natural gas.
> Cash flow of $25.5 million ($0.44 per unit, diluted)
> Production was negatively impacted by approximately 300 BOE per day due to third party outages at Westerose and Wild River.
> In July, the Trust acquired an additional 40 sq miles of 3D seismic over the Trust's Marlboro/Pine Creek property.

FAIRQUEST ACQUISITION

The Trust successfully completed the acquisition of Fairquest on June 4th, 2007. The acquisition added approximately 2,800 BOE per day of production, 11.3 million proved plus probable reserves and over 68,000 net acres of undeveloped land. The Fairquest acquisition provides the Trust with the unique opportunity to increase its interest and participation in exploitation and exploration prospects in its existing areas of focus as well as facilities including the Harlech Compressor Station (now owned 100% by Fairborne) and the West Pembina Sour Gas Plant. Fairquest's large acreage position in the Marsh/Lambert/Pedley areas of the deep basin provide access to additional exploration properties where Fairquest had established joint venture relationships and developed a number of deep exploration prospects.

As consideration for the Fairquest acquisition, the Trust issued 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt, resulting in bank debt of $179.1 million at June 30 against an increased borrowing base of $220 million. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4th, 2007.

OPERATIONS UPDATE

Production for the second quarter of 2007 averaged 10,867 BOE per day, with production from Fairquest properties included beginning June 4th. Second quarter production was negatively impacted by outages and interruptions including a turnaround at a third party facility in Westerose, and a power failure at a third party facility in Wild River as well as a compressor installation. The impact of outages and interruptions reduced second quarter average production by approximately 300 BOE per day. With significant second quarter outages corrected during the third quarter, and two new wells tied in during the month of July, current production is 13,000 BOE per day, with production expected to range between 13,000 and 13,300 BOE per day for the third and fourth quarters of 2007.

Fairborne continued to record a strong operating netback for the second quarter of $33.03 per BOE, with operating costs of $8.01 per BOE. Net recoveries of $1.5 million ($1.50 per BOE) were recorded during the second quarter of 2007, the majority of which related to 2005 and 2006 equalizations at a third party operated gas facility in West Pembina. Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

Fairborne's estimated capital program for the remainder of 2007 will be allocated 65% for drilling and completion activities, 26% on equipping and tie-ins of wells, and 9% on land and seismic activities. Drilling activities for the balance of the year will result in Fairborne participating in an additional 42 wells (27.3 net) in a variety of different areas. The largest number of wells will be drilled in the Clive area where Fairborne plans to either drill or participate in 22 wells (15.2 net). In addition, Fairborne plans to be actively drilling in Westerose, the Belly River Unit, Columbia/Harlech, the Deep Basin as well as the Peace River Arch.

The Trust is continuing its evaluation and program development of a proposed miscible flood at the Trust's Clive property. Two excellent reservoirs exist at Clive, the Nisku and Leduc, that are the targets for the CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38° API oil (EUB ST98 - 2006 Report); production to date has totalled 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. The Trust has signed a letter of intent with Enhance Energy Inc. for the supply of CO_2. Additional work, final registration and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

Based on volatility in commodity prices and softening of natural gas prices, Fairborne continued with its hedging program in order to sustain cash flow and maintain distributions to unitholders. For the remainder of 2007, the Trust has approximately 25% of natural gas volumes at a minimum average price of $8.64 per Mcf and approximately 18% of crude oil volumes hedged at a floor price of US$70.83 per bbl.

OUTLOOK

Fairborne will continue to focus on operational, development and acquisition opportunities which enable us to deliver sustainable results to our unitholders. Having completed the acquisition of Fairquest, the Trust has increased its production base which, combined with a moderate level of commodity price protection, will enable us to pursue the prudent development of our extensive inventory of internal growth projects while paying a competitive distribution to unitholders. We look forward to an active capital program in the latter half of 2007 with a goal to maintain or improve current production levels.

STEVEN R. VANSICKLE
President and Chief Executive Officer

August 9, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 9, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the six months ended June 30, 2007 and the audited consolidated financial statements including notes for the years ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, wells to be drilled, expected transportation costs, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forwardlooking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forwardlooking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On June 4, 2007, Fairborne completed the acquisition of Fairquest Energy Limited ("Fairquest"). As consideration for the acquisition, the Trust issued 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt. In addition, the Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units at an exercise price of $8.13 per Trust unit in exchange for outstanding Fairquest warrants. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4, 2007.

The immediate impact of the combination resulted in increased production and cash flow for the Trust, thereby providing the opportunity to develop a more extensive capital investment program on a broader range of prospects. Moving forward, the combined resources of the Trust and Fairquest are significant in terms of development drilling opportunities, undeveloped land, prospects and property enhancement projects. The combination also provided the Trust with the unique opportunity to increase its interest in core areas of exploration and development. In Columbia/Harlech, Fairquest's exploration drilling activities over the past 2 years have significantly lowered the risk profile of the area, transitioning it from an exploration focus to a lower risk area with more development drilling projects.

SECOND QUARTER 2007 FINANCIAL RESULTS

PRODUCTION

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	2007	2006	Change
Natural gas *(Mcf per day)*	**48,689**	43,441	12%	**46,885**	44,948	4%
Crude oil *(bbls per day)*	**2,303**	2,607	(12%)	**2,349**	2,591	(9%)
Natural gas liquids *(bbls per day)*	**449**	432	4%	**426**	408	4%
Total *(BOE per day)*	**10,867**	10,280	6%	**10,589**	10,491	1%
Natural gas % of production	**75%**	70%	–	**74%**	71%	–

Fairborne's second quarter production, which included Fairquest properties from June 4 to June 30, averaged 10,867 BOE per day, 5% higher than the preceding first quarter of 2007 (10,308 BOE per day), and 6% higher than the comparative second quarter of 2006 (10,280 BOE per day).

Natural gas production of 48.7 MMcf per day in the second quarter (Q1 2007 – 45.1 MMcf per day) reflected the addition of properties acquired in the Fairquest acquisition from June 4 to June 30. Second quarter production was also negatively impacted by several outages and interruptions, including a turnaround at a third party facility in Westerose, and a power failure and compressor installation at a third party facility in Wild River. The impact of outages and interruptions reduced second quarter average production by approximately 300 BOE per day. On a year-to-date basis, natural gas production of 46.9 MMcf per day in 2007 is 4% higher than the prior year average of 44.9 MMcf per day.

Average crude oil and NGL production of 2,752 bbls per day for the second quarter of 2007 is consistent with the preceding first quarter 2007 (2,798 bbls per day).

With significant second quarter outages corrected during the third quarter and two new wells tied in during the month of July, the Trust expects production to range between 13,000 and 13,300 BOE per day for the remainder of 2007.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	**2007**	2006	Change
Average Prices						
Natural gas *($ per Mcf)**	**7.43**	7.74	(4%)	**7.93**	8.38	(5%)
Crude oil *($ per bbl)**	**69.90**	74.34	(6%)	**67.00**	69.43	(3%)
Natural gas liquids *($ per bbl)*	**50.37**	51.94	(3%)	**44.52**	51.64	(14%)
BOE *($ per BOE)*	**50.17**	53.77	(7%)	**51.78**	55.08	(6%)
Benchmark Prices						
AECO Daily Index *(Cdn$ per Mcf)*	**7.07**	6.01	18%	**7.24**	6.76	7%
AECO Monthly Index *(Cdn$ per Mcf)*	**7.37**	6.27	18%	**7.41**	7.77	(5%)
WTI – Edmonton par *(Cdn$ per bbl)*	**72.62**	78.89	(8%)	**70.19**	74.15	(5%)

* *Excludes unrealized loss on derivatives.*

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices decreased during the second quarter of 2007, with average AECO daily prices falling 5% and monthly prices remaining relatively constant, decreasing by only 1%, when compared to the first quarter of 2007. Compared to the second quarter of 2006, AECO daily and monthly prices increased 18%. US storage fundamentals worsened during the second quarter of 2007 as the North American market experienced record levels of liquid natural gas ("LNG") imports. In combination with increased lower 48 production, current storage levels are 14% above the 5 year average and 3% below the record levels established for the same period in 2006.

During the second quarter of 2007, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 28.2 MMcf per day was sold under fixed price physical sales contracts during this quarter representing 58% of the Trust's natural gas production. Risk management activities for the second quarter of 2007 increased the Trust's realized natural gas revenue by $1.4 million which had an effect of increasing the Trust's natural gas price by $0.32 per Mcf to $7.43 per Mcf, a 5% premium to the weighted average daily AECO index. At June 30, 2007, the Trust had two basis swap contracts outstanding which qualify as derivative contracts. The mark-to-market value of these contracts has been recorded as an unrealized loss of approximately $10,000 at June 30, 2007.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has 25% of its gas production under fixed price physical sales contracts for the third and fourth quarters of 2007 at a minimum average price of $8.64 per Mcf. On an annualized basis for the 2007 calendar year, the Trust has an average of 41% of its natural gas protected at an average price of $8.63 per Mcf. In addition, 19% of the Trust's estimated gas production for the first quarter of 2008 is allocated to fixed price physical sales contracts at a minimum average price of $9.26 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at June 30, 2007 as well as contracts entered into after June 30, 2007:

	Q3/07	Q4/07	Q1/08
Collars			
Volume *(Mcf per day)*	–	7,277	5,458
Average floor *($ per Mcf)*	–	$8.80	$8.80
Average ceiling *($ per Mcf)*	–	$10.66	$11.16
Puts and Participating Swaps			
Volume *(Mcf per day)*	10,460	1,364	–
Average floor *($ per Mcf)*	$8.17	$8.34	–
Swaps			
Volume *(Mcf per day)*	4,548	6,216	6,367
Average price *($ per Mcf)*	$8.91	$9.12	$9.67
Total volume *(Mcf per day)*	15,008	14,857	11,825
Average floor price *($ per Mcf)*	$8.39	$8.89	$9.26

Conversion factor: 1 Mcf = 1.09 GJ

The Trust has also locked in the AECO basis on 5,000 mmbtu/d at NYMEX less US$0.845/mmbtu for the second quarter of 2008 and NYMEX less US$0.865/mmbtu for the third quarter of 2008. These basis swap contracts are accounted for as derivative contracts.

Crude Oil

Crude oil prices strengthened in the second quarter of 2007, increasing by 7% compared to average market prices in the preceding quarter. For the second quarter of 2007, the Trust had an average of 1,000 bbls per day of crude oil under fixed price physical sales contracts and derivative contracts representing 40% of crude oil production. Risk management activities, including option costs for puts purchased during the year increased the Trust's realized crude price by $0.3 million or $1.46 per bbl for the quarter. The change in the mark-to-market value of derivative contracts from March 31 to June 30, 2007, resulted in a $0.3 million loss during the second quarter. Compared to the same period in 2006, the Trust's realized crude oil price of $69.90 per bbl for Q2 2007 ($68.63 per bbl including unrealized loss on derivatives) represented a decrease of 6% from $74.34 per bbl in 2006. For the remainder of 2007, the Trust has 18% of its estimated crude oil production protected at a minimum average price of US$70.83 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at June 30, 2007 as well as contracts entered into after June 30, 2007:

	Q3/07	Q4/07	Q1/08	Q2/08
Swaps				
Volume *(bbl per day)*	500	500	500	500
Average price *($US per bbl)*	$70.68	$70.98	$70.70	$70.55

PETROLEUM AND NATURAL GAS REVENUE

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
Natural gas	**32,907**	30,612	8%	**67,327**	68,210	(1%)
Crude oil	**14,647**	17,639	(17%)	**28,489**	32,565	(13%)
Natural gas liquids	**2,058**	2,042	1%	**3,430**	3,817	(10%)
Unrealized loss on derivatives	**(266)**	–	n/a	**(579)**	–	n/a
Other income	**155**	621	(75%)	**500**	1,111	(55%)
Total	**49,501**	50,914	(3%)	**99,167**	105,703	(6%)
Per BOE	**$50.06**	$54.43	(8%)	**$51.74**	$55.67	(7%)

Fairborne's reported revenue of $49.5 million for the second quarter 2007 was marginally lower than the $49.7 million recorded in the first quarter of 2007. The impact of increased production in the second quarter was offset by decreases in realized commodity prices. Compared to the prior year, both the second quarter and year-to-date revenue were lower in 2007 with higher production levels more than offset by weaker commodity prices and unrealized losses on financial instruments in 2007.

ROYALTIES

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
Crown	**6,396**	4,152	54%	**13,068**	13,946	(6%)
Freehold and overriding	**2,326**	2,436	(5%)	**4,448**	5,038	(12%)
Total	**8,722**	6,588	32%	**17,516**	18,983	(8%)
Crown *(% of revenue)*	**12.9%**	8.1%	59%	**13.2%**	13.2%	–
Freehold and overriding *(% of revenue)*	**4.7%**	4.8%	(2%)	**4.5%**	4.8%	(6%)
Total *(% of revenue)*	**17.6%**	12.9%	36%	**17.7%**	18.0%	(2%)
Per BOE	**$8.82**	$7.04	25%	**$9.14**	$10.00	(9%)

The Trust recorded $8.7 million of royalties for the second quarter of 2007, representing a rate of 17.6%, consistent with the first quarter of 2007 (17.7%), the six months ended June 30, 2007 (17.7%) and the first six months of 2006 (18.0%). Throughout 2006 and the first six months of 2007, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program, resulting in a lower effective royalty rate. In addition, crown royalty credits of $0.9 million were received in June 2007 relating to 2006 crown cost deductions and capital cost allowance. Similarly, $2.6 million of crown royalty credits were recorded in June 2006 related to 2005 crown cost deductions and capital cost allowance, resulting in a comparatively lower rate of 12.9% in the second quarter 2006.

TRANSPORTATION EXPENSES

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	**2007**	2006	Change
Transportation costs *($thousands)*	**465**	930	(50%)	**1,469**	3,005	(51%)
Per BOE	**$0.47**	$1.00	(53%)	**$0.77**	$1.58	(51%)

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. During the second quarter of 2007, Fairborne's transportation

costs were reduced by an accounting adjustment of $0.7 million which related to natural gas transportation costs from June 2005 to current. Based on existing transportation commitments, the Trust expects transportation costs to be between $1.00 to $1.10 per BOE for the remainder of 2007.

OPERATING COSTS

($thousands except as noted)	Three months ended June 30, 2007	2006	Change	Six months ended June 30, 2007	2006	Change
Operating costs						
Natural gas	6,131	6,559	(7%)	12,867	12,525	3%
Oil and NGLs	1,785	2,623	(32%)	4,236	4,992	(15%)
Total	7,916	9,182	(14%)	17,103	17,517	(2%)
Per BOE	$8.01	$9.82	(18%)	$8.92	$9.23	(3%)

Operating costs of $7.9 million during the second quarter of 2007 ($8.01 per BOE) were reduced by approximately $1.5 million ($1.50 per BOE) for facility equalizations primarily related to 2005 and 2006. The most significant equalization related to a major third party facility in the Trust's West Pembina area, with additional equalizations on operated facilities also recorded during the second quarter, for a net effect of $1.50 per BOE. Excluding the impact of equalizations, regular operating costs for the second quarter were approximately $9.50 per BOE, consistent with first quarter costs of $9.46, also excluding equalizations.

Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

OPERATING NETBACKS

	Three months ended June 30, 2007 Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude oil ($/bbl)	NGL's ($/bbl)	BOE Production ($/BOE)	2006 BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	7.49	7.13	69.90	50.37	50.17	53.77	(7%)
Other income	0.05	0.01	(0.27)	–	0.16	0.66	(76%)
Royalty expense	(1.55)	(0.46)	(11.27)	(7.14)	(8.82)	(7.04)	25%
Transportation expense	(0.11)	–	(0.31)	–	(0.47)	(1.00)	(53%)
Operating costs	(1.52)	(0.70)	(7.33)	(6.10)	(8.01)	(9.82)	(18%)
Operating netback	4.36	5.98	50.72	37.13	33.03	36.57	(10%)

(1) Excludes unrealized loss on derivatives

	Six months ended June 30, 2007 Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude oil ($/bbl)	NGL's ($/bbl)	BOE Production ($/BOE)	2006 BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	8.02	7.52	67.00	44.52	51.78	55.08	(6%)
Other income	0.08	–	(0.12)	–	0.26	0.59	(56%)
Royalty expense	(1.55)	(0.72)	(11.70)	(7.07)	(9.14)	(10.00)	(9%)
Transportation expense	(0.20)	–	(0.15)	–	(0.77)	(1.58)	(51%)
Operating costs	(1.65)	(0.81)	(8.59)	(7.57)	(8.92)	(9.23)	(3%)
Operating netback	4.70	5.99	46.44	29.88	33.21	34.86	(5%)

(1) Excludes unrealized loss on derivatives

The Trust's operating netback of $33.03 per BOE for the second quarter decreased by 1% compared to the first quarter ($33.41 per BOE). The impact of reduced commodity prices was only partially offset by lower royalties and operating costs during the second quarter. Reductions in operating netbacks compared to 2006 on both a quarter-over-quarter and year-to-date basis are also primarily attributable to reduced commodity prices.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
G&A expenses, net of recoveries	**3,384**	2,023	67%	**5,119**	3,406	50%
Trust Unit compensation costs	**1,869**	1,390	34%	**3,658**	2,358	55%
Total G&A expenses	**5,253**	3,413	54%	**8,777**	5,764	52%
G&A expenses, per BOE	**$3.42**	$2.16	58%	**$2.67**	$1.79	49%
Compensation costs, per BOE	**$1.89**	$1.49	27%	**$1.91**	$1.24	54%

Fairborne recorded $3.4 million of G&A expenses, net of recoveries in the second quarter of 2007 (Q2 2006 - $2.0 million), representing $3.42 per BOE (Q2 2006 - $2.16 per BOE). G&A expenses for the second quarter increased from $1.7 million in the first quarter of 2007 primarily due to increased employee compensation with cash bonuses paid out in April, 2007. No such incentives were paid out during 2006. For the remainder of 2007, Fairborne expects G&A expenses, net of recoveries, to average between $1.75 and $1.85 per BOE.

G&A expenses were offset by recoveries from Fairquest under the Technical Services Agreement prior to June 4, 2007. Fairborne recorded a recovery of $1.7 million under this agreement during the six months ended June 30, 2007 compared to $1.2 million for the same period last year.

Compensation expense of $1.9 million in the second quarter of 2007 (Q2 2006 - $1.4 million) was comparable to the first quarter of 2007 ($1.8 million). Compensation expense includes amortization of the fair value of Trust units anticipated to be issued pursuant to the Trust's Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation reviews.

INTEREST AND FINANCING COSTS

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
Interest expense	**3,733**	2,075	80%	**6,959**	3,615	93%
Accretion of convertible debentures	**570**	–	n/a	**1,087**	–	n/a
Total interest and financing costs	**4,303**	2,075	107%	**8,046**	3,615	123%
Per BOE	**$4.35**	$2.22	96%	**$4.20**	$1.90	121%

Fairborne recorded $3.7 million in interest expense in the second quarter of 2007, a 16% increase from the first quarter ($3.2 million) and an 80% increase from $2.1 million in the second quarter of 2006. The increase in interest expense reflects an increase in interest rates as well as an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006 with interest at 6.5% per annum. Fairborne's debt levels increased further effective June 4, 2007 with the assumption of $50.7 million of net debt on the acquisition of Fairquest.

Also included in interest and financing costs is the accretion of convertible debentures beginning in October 2006. The costs associated with the debenture offering along with the amount allocated to the conversion feature will be included in interest and financing costs over the term of the debentures.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	**2007**	2006	Change
Depletion, depreciation and accretion *($thousands)*	**22,825**	17,519	30%	**42,195**	35,024	20%
Per BOE	**$23.08**	$18.73	23%	**$22.01**	$18.44	19%

The Trust recorded $22.8 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the second quarter of 2007. On a BOE basis, the DD&A rate of $23.08 for the second quarter of 2007 is 11% higher than the rate for the first quarter of 2007 (Q1 2007 - $20.88) and 23% higher than the rate for the second quarter of 2006 (Q2 2006 - $18.73). The increase in the DD&A rate is attributable to an increase in Fairborne's depletable base resulting from several factors: the acquisition of Fairquest assets at their estimated fair market value, capital spending during the quarter and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
Future (reduction)	**(7,026)**	(3,848)	82%	**(10,805)**	(5,809)	86%
Capital (recovery)	**-**	(224)	n/a	**-**	213	n/a
Total taxes	**(7,026)**	(4,072)	73%	**(10,805)**	(5,596)	93%
Per BOE	**$(7.10)**	$(4.35)	63%	**$(5.64)**	$(2.95)	91%

Fairborne recorded a future tax recovery of $7.0 million in the second quarter of 2007 (Q2 2006 - $3.8 million) with a $10.8 million recovery booked for the first six months of 2007 (June 30, 2006 - $5.8 million). The future tax recovery results from additional interest deductions associated with the Trust's structure.

On October 31, 2006 the Federal Finance Minister announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts and certain other entities at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then).

On June 12, 2007, the Legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was substantively enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. At the trust level, Fairborne does not have any significant future income tax assets or liabilities and, as such, the substantive enactment of the SIFT tax did not result in a significant future tax expense or recovery being recognized in the second quarter financial statements.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the first six months of 2007, 1,443,584 exchangeable shares were converted into 1,780,507 Trust Units. A total of 3.2 million exchangeable shares remain outstanding on June 30, 2007 with an exchange ratio for the retraction of exchangeable shares into Trust units of 1:1.25856.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended June 30,			
	2007		2006	
	($thousands)	**($/BOE)**	($thousands)	($/BOE)
Petroleum and natural gas revenue [1]	**49,767**	**50.33**	50,914	54.43
Royalties	**(8,722)**	**(8.82)**	(6,588)	(7.04)
Transportation costs	**(465)**	**(0.47)**	(930)	(1.00)
Operating expenses	**(7,916)**	**(8.01)**	(9,182)	(9.82)
General & administrative [2]	**(3,384)**	**(3.42)**	(2,023)	(2.16)
Interest expense [3]	**(3,733)**	**(3.78)**	(2,075)	(2.22)
Capital taxes	**–**	**–**	224	0.24
Funds generated from operations	**25,547**	**25.83**	30,340	32.43
Unrealized loss on derivatives	**(266)**	**(0.27)**	–	–
Compensation expense	**(1,869)**	**(1.89)**	(1,390)	(1.49)
Accretion of convertible debentures	**(570)**	**(0.57)**	–	–
Depletion, depreciation and accretion	**(22,825)**	**(23.08)**	(17,519)	(18.73)
Future tax reduction	**7,026**	**7.10**	3,848	4.11
Non-controlling interest	**(304)**	**(0.31)**	(1,398)	(1.49)
Net income	**6,739**	**6.81**	13,881	14.83

(1) net of unrealized loss on derivatives (non-cash)
(2) net of compensation expense (non-cash)
(3) net of accretion on convertible debentures (non-cash)

	Six months ended June 30, 2007		Six months ended June 30, 2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue [1]	99,746	52.04	105,703	55.67
Royalties	(17,516)	(9.14)	(18,983)	(10.00)
Transportation costs	(1,469)	(0.77)	(3,005)	(1.58)
Operating expenses	(17,103)	(8.92)	(17,517)	(9.23)
General & administrative [2]	(5,119)	(2.67)	(3,406)	(1.79)
Interest expense [3]	(6,959)	(3.63)	(3,615)	(1.90)
Capital taxes	–	–	(213)	(0.11)
Funds generated from operations	51,580	26.91	58,964	31.06
Unrealized loss on derivatives	(579)	(0.30)	–	–
Compensation expense	(3,658)	(1.91)	(2,358)	(1.24)
Accretion of convertible debentures	(1,087)	(0.57)	–	–
Depletion, depreciation and accretion	(42,195)	(22.01)	(35,024)	(18.44)
Future tax reduction	10,805	5.64	5,809	3.06
Non-controlling interest	(967)	(0.51)	(2,651)	(1.40)
Net Income	13,899	$7.25	24,740	$13.04

(1) net of unrealized loss on derivatives (non-cash)

(2) net of compensation expense (non-cash)

(3) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $25.5 million ($25.83 per BOE) for the second quarter of 2007, consistent with the first quarter of 2007 ($26.0 million) and down 16% from the second quarter of 2006 ($30.3 million). Net income of $6.7 million ($6.81 per BOE) for the second quarter of 2007 reflected the impact of increased DD&A rates as well as increased interest and compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended June 30,		Six months ended June 30,	
($thousands)	2007	2006	2007	2006
Exploration and development				
Land and lease acquisitions	632	587	1,055	1,615
Geological and geophysical	28	17	28	1,729
Drilling, completions and workovers	668	3,557	16,502	20,370
Well equipment and facilities	4,767	3,918	16,378	13,515
Corporate assets	–	211	–	293
	6,095	8,290	33,963	37,522
Property acquisitions, net of dispositions	6,324	–	6,324	–
Corporate acquisitions	220,004	–	220,004	–
Conversion of exchangeable shares	8,802	684	13,570	13,084
Total	241,225	8,974	273,861	50,606

Fairborne's second quarter capital expenditures included $6.1 million of exploration and development spending primarily focused on significant facility projects which were started during the first quarter. The Trust also completed a $6.3 million property acquisition and the acquisition of Fairquest during the second quarter. The property acquisition, which increased the Trust's interest in the core area of Brazeau, was financed through a combination of funds generated from operations and the Trust's bank credit facilities. The Fairquest corporate acquisition was financed through the issue of Trust units and the assumption of Fairquest's net debt.

In the first six months of 2007, Fairborne's $34 million of capital spending has been split evenly between drilling and completion activities and well equipment and facilities. With spring break-up and completion of the Fairquest acquisition, the Trust drilled one natural gas well (0.4 net) during the second quarter for a year-to-date total of 28 wells (17.1 net) resulting in 10 natural gas wells (4.5 net), 17 coal bed methane wells (12.1 net) and one dry hole. Tangible capital expenditures during the first six months included installation of additional compression at Wild River, Clive and Columbia/Harlech as well as construction of a major pipeline at West Pembina.

The conversion of exchangeable shares to trust units during the second quarter was recorded as an $8.8 million (Q2 2006 - $0.1 million) acquisition of petroleum and natural gas assets, with $13.6 million (2006 - $13.1 million) recorded during the six months ended June 30, 2007. The addition to petroleum and natural gas assets is based on the market value of trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

In June 2007, in conjunction with completion of the Fairquest acquisition, the Trust's credit facilities were increased to $220 million including a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility on the same terms and conditions of the existing facility. At June 30, 2007, the Trust had drawn $179.1 million against its credit facilities and had a working capital surplus of $11.6 million for a net debt position of $167.5 million (March 31, 2007 - $112.6 million). The increase in net debt during the second quarter was attributable to the assumption of $50.7 million net debt as part of the Fairquest acquisition. During the second quarter the Trust also completed a $6.3 million property acquisition, which was partially financed from the credit facility. The balance of the Trust's exploration and development expenditures were financed by funds generated from operations after distributions to unitholders.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at June 30, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year with the first payment made on June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. As part of the consideration for the Fairquest acquisition, Fairborne issued 15.8 million trust units to former shareholders of Fairquest. During the three months ended June 30, 2007 approximately 1.0 million trust units were issued on the conversion of exchangeable shares, with a total of 1.8 million trust units issued on the conversion of exchangeable shares during the first six months of 2007.

In conjunction with the Fairquest acquisition, the Trust also issued 4.6 million warrants to acquire 1.8 million Trust units in exchange for the outstanding Fairquest warrants. The warrants are exercisable at a price of $8.13 per unit and can be exercised at anytime up to June 1, 2010.

The following table provides a summary of outstanding trust units, exchangeable shares, warrants and units under Trust Incentive Plans at the dates indicated:

(thousands)	July 31 2007	June 30 2007	December 31 2006
Trust units	65,586	65,574	47,677
Exchangeable shares	3,168	3,178	4,622
Warrants	4,627	4,627	-
Trust incentive plans			
Restricted units [1]	575	575	496
Performance units [1],[2]	914	914	629
Weighted average trust units			
Basic	n/a	50,178	47,244
Diluted	n/a	56,313	53,741

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Trust's monthly distributions of $0.09 per unit in the second quarter of 2007 resulted in a second quarter payout ratio of 58% of cash available for distribution (excluding exchangeables) and a six month payout ratio of 61% (excluding exchangeables). Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

($thousands except as noted)	Three months ended June 30, 2007	2006	Six months ended June 30, 2007	2006
Cash flow from operations	**27,724**	38,037	**55,474**	67,616
Change in non-cash working capital	**(2,185)**	(7,812)	**(4,092)**	(8,917)
Asset retirement expenditures	**8**	115	**198**	265
Funds generated from operations	**25,547**	30,340	**51,580**	58,964
Cash withheld for capital expenditures and debt repayment	**(10,824)**	(11,902)	**(20,072)**	(22,315)
Cash distributions declared	**14,723**	18,438	**31,508**	36,649
Cash distributions per unit per month	**$0.09**	$0.13	**$0.09 to $0.13**	$0.13
Payout ratio	**58%**	61%	**61%**	62%

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations – all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian accounting standard for financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the

contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of future income taxes). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At June 30, 2007, the estimated fair value of outstanding derivatives was a liability of $10,000, resulting in an unrealized loss of $0.6 million being charged to earnings for the six months ended June 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Trust's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the three months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Trust's internal controls of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q2/07	Q1/07	Q4/06	Q3/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	**49,501**	49,666	49,581	48,845
Funds generated from operations	**25,547**	26,033	26,108	27,825
Per unit – basic	**$0.48**	$0.55	$0.54	$0.58
Per unit – diluted	**$0.44**	$0.48	$0.43	$0.51
Cash flow from operations (including changes in working capital)	**27,724**	27,750	10,189	29,969
Per unit – basic	**$0.52**	$0.59	$0.19	$0.63
Per unit - diluted	**$0.47**	$0.52	$0.15	$0.55
Net Income	**6,739**	7,160	8,900	10,439
Per unit – basic	**$0.13**	$0.15	$0.18	$0.22
Per unit – diluted	**$0.11**	$0.15	$0.17	$0.22
Total assets	**753,664**	561,906	539,579	514,681
Working capital surplus (deficit)	**11,594**	7,093	7,158	(2,395)
Bank indebtedness	**179,120**	119,645	101,156	177,595
Convertible debentures	**91,389**	90,819	90,302	–
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	**48,689**	45,060	46,752	45,966
Crude oil *(bbls per day)*	**2,303**	2,396	2,522	2,604
Natural gas liquids *(bbls per day)*	**449**	402	308	376
Total *(BOE per day)*	**10,867**	10,308	10,623	10,640

	Q2/06	Q1/06	Q4/05	Q3/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	50,914	54,789	68,751	61,656
Funds generated from operations	30,340	28,624	40,783	35,406
Per unit – basic	$0.65	$0.62	$0.89	$0.78
Per unit – diluted	$0.57	$0.54	$0.77	$0.67
Cash flow from operations (including changes in working capital)	38,037	29,579	30,731	30,001
Per unit – basic	$0.82	$0.64	$0.67	$0.66
Per unit - diluted	$0.71	$0.56	$0.74	$0.57
Net Income	13,881	10,859	20,444	15,482
Per unit – basic	$0.30	$0.23	$0.43	$0.34
Per unit – diluted	$0.28	$0.23	$0.36	$0.33
Total assets	499,826	522,482	499,920	458,603
Working capital surplus (deficit)	(3,199)	35	1,373	984
Bank indebtedness	147,202	153,933	136,302	128,548
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	43,441	46,472	46,886	49,412
Crude oil *(bbls per day)*	2,607	2,575	2,770	2,684
Natural gas liquids *(bbls per day)*	432	384	438	402
Total *(BOE per day)*	10,280	10,705	11,022	11,321

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	June 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 231	$ 764
Accounts receivable	52,312	70,804
Prepaid expenses and deposits	4,116	3,278
	56,659	74,846
Capital assets *(Note 3)*	680,835	448,563
Goodwill	16,170	16,170
	$ 753,664	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,163	$ 61,490
Distributions payable	5,902	6,198
	45,065	67,688
Bank indebtedness *(Note 4)*	179,120	101,156
Convertible debentures *(Note 5)*	91,389	90,302
Non-controlling interest *(Note 6)*	20,606	27,132
Asset retirement obligation *(Note 7)*	12,872	10,994
Future income taxes *(Note 8)*	53,204	41,592
Unitholders' Equity		
Unitholders' capital *(Note 9)*	380,504	216,575
Warrants *(Note 9)*	2,857	–
Equity component of convertible debentures *(Note 5)*	5,581	5,581
Contributed surplus *(Note 9)*	5,806	4,694
Deficit	(43,340)	(26,135)
	351,408	200,715
	$ 753,664	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

($thousands except per unit amounts)	For the three months ended June 30, 2007	For the three months ended June 30, 2006	For the six months ended June 30, 2007	For the six months ended June 30, 2006
Revenue				
Petroleum and natural gas	$ 49,501	$ 50,914	$ 99,167	$ 105,703
Royalties	(8,722)	(6,588)	(17,516)	(18,983)
Transportation	(465)	(930)	(1,469)	(3,005)
	40,314	43,396	80,182	83,715
Expenses				
Operating	7,916	9,182	17,103	17,517
General and administrative	5,253	3,413	8,777	5,764
Interest	4,303	2,075	8,046	3,615
Depletion, depreciation and accretion	22,825	17,519	42,195	35,024
	40,297	32,189	76,121	61,920
Income before taxes	17	11,207	4,061	21,795
Taxes (reduction)				
Future	(7,026)	(3,848)	(10,805)	(5,809)
Capital	-	(224)	-	213
	(7,026)	(4,072)	(10,805)	(5,596)
Net income before non-controlling interest	7,043	15,279	14,866	27,391
Non-controlling interest	304	1,398	967	2,651
Net income	6,739	13,881	13,899	24,740
Retained earnings (deficit), beginning of period	(35,356)	(3,773)	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	-	-	404	-
Distributions declared	(14,723)	(18,438)	(31,508)	(36,649)
Deficit, end of period	$ (43,340)	$ (8,330)	$ (43,340)	$ (8,330)
Net income per unit (Note 9)				
Basic	$ 0.13	$ 0.30	$ 0.28	$ 0.53
Diluted	$ 0.11	$ 0.28	$ 0.26	$ 0.51

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended June 30, 2007	2006	For the six months ended June 30, 2007	2006
Cash provided by (used in):				
Operating activities				
Net income	$ 6,739	$ 13,881	$ 13,899	$ 24,740
Items not involving cash:				
Depletion, depreciation and accretion	22,825	17,519	42,195	35,024
Non-controlling interest	304	1,398	967	2,651
Unit based compensation expense	1,869	1,390	3,658	2,358
Future tax (reduction)	(7,026)	(3,848)	(10,805)	(5,809)
Accretion on convertible debentures	570	–	1,087	–
Unrealized loss on derivatives	266	–	579	–
Asset retirement expenditures	(8)	(115)	(198)	(265)
	25,539	30,225	51,382	58,699
Change in non-cash working capital	2,185	7,812	4,092	8,917
	27,724	38,037	55,474	67,616
Financing activities				
Distributions to unitholders	(13,188)	(18,402)	(31,804)	(36,515)
Bank indebtedness	59,475	(6,731)	77,964	10,900
Issuance of trust units	111	–	111	–
Change in non-cash working capital	(32,732)	–	(32,732)	–
	13,666	(25,133)	13,539	(25,615)
Investing activities				
Capital expenditures	(6,095)	(8,290)	(33,963)	(37,522)
Property acquisition	(6,324)	–	(6,324)	–
Corporate acquisition costs *(Note 2)*	(2,500)	–	(2,500)	–
Change in non-cash working capital	(27,015)	(4,614)	(26,759)	(4,477)
	(41,934)	(12,904)	(69,546)	(41,999)
Change in cash and cash equivalents	(544)	–	(533)	2
Cash and cash equivalents, beginning of period	775	219	764	217
Cash and cash equivalents, end of period	$ 231	$ 219	$ 231	$ 219
Interest paid	$ 6,459	$ 1,872	$ 7,722	$ 3,353
Capital taxes paid	$ –	$ –	$ –	$ 213

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards pertaining to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging and comprehensive income. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are included in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million ($0.4 million net of tax) with a corresponding amount recorded as an adjustment to opening retained earnings. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At June 30, 2007, the estimated fair value of outstanding derivatives was a liability of $10,000, resulting in an unrealized loss of $0.6 million being charged to earnings for the six months ended June 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income (loss).

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.

2. ACQUISITIONS

On June 4, 2007 Fairborne and its subsidiary Fairborne Energy Ltd. acquired all of the outstanding shares of Fairquest Energy Limited ("Fairquest") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and an Arrangement Agreement dated March 11, 2007 among the Trust, Fairborne Energy Ltd. and Fairquest. Fairquest was a publicly traded oil and

gas company with properties located in western Canada. As consideration for the transaction, Fairquest shareholders received 0.39 of a Trust unit for each Fairquest common share held. The Trust issued 15.8 million units to acquire Fairquest at a deemed value of $145 million, based on the trading price of Trust units on or about the date the acquisition was announced. The Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. The acquisition has been accounted for using the purchase method. The results of operations for Fairquest have been included in the Trust's financial statements beginning June 4, 2007. Details of the acquisition are as follows:

Cost of Acquisition:	
Shares	$ 144,801
Transaction costs	2,500
Warrants	2,879
	$ 150,180
Allocated:	
Current assets	$ 9,585
Petroleum and natural gas properties and equipment	220,004
Current liabilities	(60,301)
Asset retirement obligations	(1,471)
Future income taxes	(17,637)
	$ 150,180

Included in current assets is $0.9 million receivable from Fairborne and included in current liabilities is $49.0 million payable to Fairborne. The total amount payable to Fairborne includes a $32.7 million advance received from Fairborne to repay amounts outstanding under Fairquest's credit facilities which were due immediately prior to the date of acquisition (May 30, 2007).

3. CAPITAL ASSETS

	June 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 919,335	$ 645,350
Accumulated depletion and depreciation	(239,429)	(199,111)
Corporate assets	3,672	3,672
Accumulated depreciation	(2,743)	(1,348)
	$ 680,835	$ 448,563

As at June 30, 2007, future development costs of $111 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $50.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.5 million (December 31, 2006 - $5.9 million) relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At June 30, 2007 the Trust had a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 28, 2008 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 28, 2009. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus margins and applicable stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by

the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

5. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the six months ended June 30, 2007:

	Number of Debentures	Debt Component	Equity Component
Balance, beginning of period	100,000	$ 90,302	$ 5,581
Accretion	–	1,087	–
Balance, end of period	100,000	$ 91,389	$ 5,581

6. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2007:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	4,622	$ 27,132
Non-controlling interest net income	–	967
Converted to Trust Units	(1,444)	(7,493)
Balance, end of period	3,178	$ 20,606

At June 30, 2007, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.25856.

7. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the six months ended June 30, 2007:

Balance, beginning of period	$ 10,994
Fairquest acquisition	1,471
Liabilities incurred	123
Liabilities settled	(198)
Accretion expense	482
Balance, end of period	$ 12,872

8. FUTURE INCOME TAXES

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. Fairborne does not have any significant future income tax assets or liabilities at the trust level, therefore, the SIFT tax did not result in a significant future tax expense or recovery being recognized in the second quarter financial statements.

9. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the six months ended June 30, 2007:

	Number	Amount
Balance, beginning of period	47,677	$ 216,575
Fairquest Acquisition	15,833	144,801
Issued on exercise of warrants	14	133
Issued on conversion of exchangeable shares	1,781	16,449
Issued on vesting of restricted units	269	2,546
Balance, end of period	65,574	$ 380,504

During the six months ended June 30, 2007, 1,443,584 exchangeable shares were converted into 1,780,505 Trust Units. The market value of Trust Units issued on conversion was $16.4 million resulting in a reduction in non-controlling interest of $7.5 million, an increase in capital assets of $13.6 million and a future tax liability of $4.6 million.

B) WARRANTS

The following table sets forth a reconciliation of warrants issued and outstanding for the six months ended June 30, 2007:

	Number	Amount
Balance, beginning of period	–	$ –
Issued on acquisition of Fairquest *(Note 2)*	4,662	2,879
Exercised for Trust units	(35)	(22)
Balance, end of period	4,627	$ 2,857

The warrants can be converted into 0.39 trust units and entitles the holder to acquire a trust unit at $8.13 per unit and are exercisable at anytime prior to June 1, 2010. The fair value of the warrants of $1.58 per warrant was calculated using the Black Scholes model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 40 percent and an expected life of 3 years.

C) PER UNIT AMOUNTS

The following table summarizes the weighted average trust units used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Numerator				
Net income – basic	$ **6,739**	$ 13,881	$ **13,899**	$ 24,740
Non-controlling interest	**304**	1,398	**967**	2,651
Numerator for diluted net income per unit	$ **7,043**	$ 15,279	$ **14,866**	$ 27,391
Denominator				
Weighted average units - basic	**52,622**	47,246	**50,178**	46,887
Exchangeable Shares	**4,000**	5,318	**4,293**	5,296
Restricted Units	**877**	646	**863**	628
Performance Units	**1,007**	654	**979**	538
Denominator for diluted net income per unit	**58,506**	53,864	**56,313**	53,349
Basic net income per unit	$ **0.13**	$ 0.30	$ **0.28**	$ 0.53
Diluted net income per unit	$ **0.11**	$ 0.28	$ **0.26**	$ 0.51

Excluded from the diluted number of trust units for the three months and six months ended June 30, 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

D) TRUST INCENTIVE PLANS

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the six months ended June 30, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	299	297	596
Exercised	(217)	(10)	(227)
Forfeited	(3)	(2)	(5)
Balance, end of period	575	914	1,489
Exercisable, end of period	–	–	–
Equivalent trust units, end of period *	738	1,098	1,836

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended June 30, 2007 was $8.97 and $8.94 respectively, and during the six months ended June 30, 2007 was $9.01 and $8.99 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

E) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the six months ended June 30, 2007:

Balance, beginning of period	$	4,694
Trust unit based compensation		3,669
Restricted Units exercised		(2,546)
Trust Incentive Plan grants forfeited		(11)
Balance, end of period	$	5,806

10. FINANCIAL INSTRUMENTS

The Trust has a risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

At June 30, 2007 the following natural gas contracts have been recorded as a $10,000 liability being their estimated fair value. The corresponding amount has been recorded as an unrealized loss on financial instruments in the statement of earnings for the six months ended June 30, 2007.

Remaining Term	Volume (mmbtu/day)	Price (US$ per mmbtu)	Settlement Index
Swaps			
Apr 1, 2008 – Jun 30, 2008	5,000	NYMEX-US$0.845	NYMEX LD
Jul 1, 2008 – Sep 30, 2008	5,000	NYMEX-US$0.865	NYMEX LD

The following crude oil fixed price physical sales contracts outstanding at June 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Swaps			
Jul 1, 2007 - Sep 30, 2007	500	$70.68	WTI
Oct 1, 2007 - Dec 31, 2007	500	$70.98	WTI
Jan 1, 2008 - Mar 31, 2008	500	$70.70	WTI
Oct 1, 2007 - Dec 31, 2007	500	$70.50	WTI

The following natural gas fixed price physical sales contracts outstanding at June 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 - Dec 31, 2007	3,000	8.00 - 9.25	AECO C Monthly
Oct 1, 2007 - Dec 31, 2007	1,000	8.00 - 9.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	3,000	8.00 - 10.00	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,000	8.00 - 10.00	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,000	8.00 - 10.45	AECO C Monthly
AECO Participating Swaps			
Jul 1, 2007 - Sep 30, 2007	5,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Sep 30, 2007	2,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.53 + 25%	AECO C Monthly
AECO Swaps			
Apr 1, 2007 - Oct 31, 2007	2,500	8.10	AECO C Monthly
Apr 1, 2007 - Oct 31, 2007	2,500	8.11	AECO C Monthly
Oct 1, 2007 - Dec 31, 2007	2,500	8.16	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,500	8.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,500	8.71	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.00	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.27	AECO C Monthly

FAIRBORNE ENERGY TRUST

3400, 450 - 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Corporate Director
and Private Businessman

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
Chairman
Fairborne Energy Trust

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration


FAIRBORNE
ENERGY TRUST


FAIRBORNE
ENERGY TRUST

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR SEPTEMBER 17, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

August 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of August 2007. The distribution will be paid on September 17, 2007 to Unitholders of record on August 31, 2007. The ex-distribution date is August 29, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.27193 to 1.28739. This increase will be effective on September 17 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	July 31, 2007
Opening Exchange Ratio:	1.27193
Fairborne Energy Trust Distribution per Unit:	$0.09
Five day Weighted Average Trading Price of FEL.UN (prior to the end of July):	$7.40
Increase in Exchange Ratio (**):	0.01546
Effective Date of the Increase in Exchange Ratio:	August 15, 2007
Exchange Ratio as of the Effective Date:	1.28739

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are

included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR OCTOBER 15, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

September 17, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of September 2007. The distribution will be paid on October 15, 2007 to Unitholders of record on September 30, 2007. The ex-distribution date is September 26, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.28739 to 1.30350. This increase will be effective on September 17, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	August 31, 2007
Opening Exchange Ratio:	1.28739
Fairborne Energy Trust Distribution per Unit:	$0.09
Five day Weighted Average Trading Price of FEL.UN (prior to the end of August):	$7.19
Increase in Exchange Ratio (**):	0.01611
Effective Date of the Increase in Exchange Ratio:	September 17, 2007
Exchange Ratio as of the Effective Date:	1.30350

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and

external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES CDN $0.09 CASH DISTRIBUTION FOR NOVEMBER 15, 2007 PAYMENT DATE AND EXCHANGEABLE SHARE RATIO INCREASE

October 15, 2007
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.09 per trust unit for the month of October 2007. The distribution will be paid on November 15, 2007 to Unitholders of record on October 31, 2007. The ex-distribution date is October 29, 2007.

Fairborne Energy Trust today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.30350 to 1.32188. This increase will be effective on October 15, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	September 30, 2007
Opening Exchange Ratio:	1.30350
Fairborne Energy Trust Distribution per Unit:	$0.09
Five day Weighted Average Trading Price of FEL.UN (prior to the end of September):	$6.38
Increase in Exchange Ratio (**):	0.01838
Effective Date of the Increase in Exchange Ratio:	October 15, 2007
Exchange Ratio as of the Effective Date:	1.32188

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave. SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and

external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".


END